

2022

Annual REPORT

CUBESMART®
self storage

2022 HIGHLIGHTS

19.9%
FFO, as adjusted per share growth

14.0%
Announced Dividend Increase

12.7%
Same-store Revenue Growth

16.7%
Same-store NOI Growth





$850 M
Amended Credit Facility

$75.7 M
Acquisitions

135
New Management Contracts



LETTER FROM THE CEO

Operational Growth

The CubeSmart platform delivered another excellent year of performance in 2022. Industry demand trends remained robust, and our sophisticated marketing platform continued to attract prospective customers into our sales funnel. Our proprietary revenue management system responded to that demand by efficiently adjusting pricing to maximize cash flows across our portfolio, driving record growth in same-store realized rents.

The pandemic changed expectations for customer service, and we're continuously adapting our operating model to provide industry-leading service that our customers expect, both in-person as well as through our digital platforms including SmartRental, online chat, and our mobile app. We remain focused on further margin improvement, demonstrated by our industry-low same-store expense growth in 2022, well below our initial expectations.





External Growth

Acquisitions are a key component of our external growth strategy as we remain disciplined looking for opportunities that further enhance the quality of our portfolio and generate attractive risk-adjusted returns. The last few years have provided an attractive environment to grow, as we purchased $3.0B of assets from 2018-2021. In 2022, that environment became more challenging as cost of capital rose faster than valuations adjusted, making returns less attractive on a risk-adjusted basis. In 2022, we acquired three stores for $75.7 million.





Development is another key pillar of our external growth strategy as we partner with local developers in core markets to find infill sites that will create long-term value. In 2022, we opened two new developments for a total cost of $60.8 million and we have another two projects in the pipeline with a total anticipated investment of $57.3 million. Our joint venture strategy also continues to create value. In 2022, our HVPSE venture sold all 14 of its properties for $235.0 million, which turned our initial $5.6 million investment in 10% of the venture in 2020 into the $49.9 million of proceeds we received through our promoted interest.

Storage West

A year on from the Storage West transaction and we are very pleased with the assets and the strategic fit on our platform. While we acquired a portfolio of high-quality properties with a stable customer base, we were able to capitalize on the expected revenue maximization opportunities once the properties were fully integrated on our platform. These properties saw accelerating growth through the back half of 2022 and are well positioned for continued growth in 2023 and beyond. This transaction is accretive to earnings as we locked in long-term capital at low rates, including our bond offering that raised $1.05 billion at a weighted average yield of 2.45% and an average tenor of 8.4 years.







4.3x Net Debt to EBITDA	**98.0%** % of Debt at Fixed Rate
39.6% Debt to Gross Assets	**24.8%** Debt to Market Capitalization

Metrics as of December 31, 2022

Financing

We remain committed to a conservative balance sheet strategy consistent with our BBB/Baa2 investment-grade credit rating. We ended 2022 with 98% of our debt at a fixed rate with a weighted average maturity of just over six years and net debt/EBITDA of 4.3x. We have a well-staggered maturity schedule, with less than $65 million of debt maturing prior to November 2025. We amended and restated our revolving credit facility to increase capacity and reduce pricing which positions us with ample capacity to execute on our external growth objectives. We continue to share our cash flow growth with shareholders, as we announced an increase to our dividend for the 14th consecutive year.





Corporate Responsibility

We are focused on growing in a sustainable manner for the benefit of all our stakeholders. We continue to adapt to the changing world we live in, finding ways to further advance our ESG (environmental, social, and governance) program while remaining strong stewards of capital. Achieving our ESG objectives complements our business, leading to long-term value creation for our shareholders. Our annual sustainability report details our success across a wide range of ESG initiatives, including our performance against our stated sustainability targets. Going forward, we will continue to prioritize these issues while ensuring transparency with all of our stakeholders.





P6



Long-Term Growth

We believe our strategy of owning a high-quality portfolio with industry-leading demographics in the best self-storage markets, maintaining a high-quality balance sheet with conservative leverage and well-staggered fixed rate maturities, and fostering an innovative culture consisting of high-quality people and systems will, over the long term, produce above-average risk-adjusted returns throughout economic cycles. Entering 2023, we are well-positioned to continue creating long-term value for all our stakeholders.

Christopher P. Marr

Christopher P. Marr
President and Chief Executive Officer
March 31, 2023



PORTFOLIO OVERVIEW

611
Owned Stores

44.1 M
Square Feet

451 K
Units

1,279
Total Stores

88.6 M
Square Feet

862 K
Units



■ States with Owned Stores
■ States with Managed Stores Only

Data as of December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 001-32324 (CubeSmart)
Commission file number 000-54462 (CubeSmart, L.P.)

CUBESMART
CUBESMART, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Maryland (CubeSmart)	**20-1024732 (CubeSmart)**
Delaware (CubeSmart, L.P.)	**34-1837021 (CubeSmart, L.P.)**
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)
5 Old Lancaster Road	**19355**
Malvern, Pennsylvania	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code (610) 535-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value per share, of CubeSmart	CUBE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Units of General Partnership Interest of CubeSmart, L.P.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

CubeSmart   Yes ☒   No ☐
CubeSmart, L.P.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

CubeSmart   Yes ☐   No ☒
CubeSmart, L.P.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

CubeSmart   Yes ☒   No ☐
CubeSmart, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

CubeSmart   Yes ☒   No ☐
CubeSmart, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

CubeSmart:

Large accelerated filer ☒	Accelerated filer ☐		Non-accelerated filer ☐		Smaller reporting company ☐		Emerging growth company ☐

CubeSmart, L.P.:

Large accelerated filer ☐	Accelerated filer ☐		Non-accelerated filer ☒		Smaller reporting company ☐		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

CubeSmart   ☐
CubeSmart, L.P.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

CubeSmart   ☒
CubeSmart, L.P.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

CubeSmart   ☐
CubeSmart, L.P.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

CubeSmart   ☐
CubeSmart, L.P.   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

CubeSmart   Yes ☐   No ☒
CubeSmart, L.P.   Yes ☐   No ☒

As of June 30, 2022, the last business day of CubeSmart's most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of CubeSmart was $9,588,612,808. As of February 22, 2023, the number of common shares of CubeSmart outstanding wa**s** 224,631,447.

As of June 30, 2022, the last business day of CubeSmart, L.P.'s most recently completed second fiscal quarter, the aggregate market value of the 1,460,520 units of limited partnership (the "OP Units") held by non-affiliates of CubeSmart, L.P. was $62,393,414 based upon the last reported sale price of $42.72 per share on the New York Stock Exchange on June 30, 2022 of the common shares of CubeSmart, the sole general partner of CubeSmart, L.P. (For this computation, the market value of all OP Units beneficially owned by CubeSmart has been excluded.)

Documents incorporated by reference: Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders of CubeSmart to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2022 of CubeSmart (the "Parent Company" or "CubeSmart") and CubeSmart, L.P. (the "Operating Partnership"). The Parent Company is a Maryland real estate investment trust ("REIT"), that owns its assets and conducts its operations through the Operating Partnership, a Delaware limited partnership, and subsidiaries of the Operating Partnership. The Parent Company, the Operating Partnership and their consolidated subsidiaries are collectively referred to in this report as the "Company". In addition, terms such as "we", "us", or "our" used in this report may refer to the Company, the Parent Company and/or the Operating Partnership.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2022, owned a 99.4% interest in the Operating Partnership. The remaining 0.6% interest consists of common units of limited partnership interest issued by the Operating Partnership to third parties in exchange for contributions of properties to the Operating Partnership. As the sole general partner of the Operating Partnership, the Parent Company has full and complete authority over the Operating Partnership's day-to-day operations and management.

Management operates the Parent Company and the Operating Partnership as one enterprise. The management teams of the Parent Company and the Operating Partnership are identical, and their constituents are officers of both the Parent Company and of the Operating Partnership.

There are a few differences between the Parent Company and the Operating Partnership, which are reflected in the note disclosures in this report. The Company believes it is important to understand the differences between the Parent Company and the Operating Partnership in the context of how these entities operate as a consolidated enterprise. The Parent Company is a REIT, whose only material asset is its ownership of the partnership interests of the Operating Partnership. As a result, the Parent Company does not conduct business itself, other than acting as the sole general partner of the Operating Partnership, issuing public equity from time to time and guaranteeing the debt obligations of the Operating Partnership. The Operating Partnership holds substantially all of the assets of the Company and, directly or indirectly, holds the ownership interests in the Company's real estate ventures. The Operating Partnership conducts the operations of the Company's business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent Company, which are contributed to the Operating Partnership in exchange for partnership units, the Operating Partnership generates the capital required by the Company's business through the Operating Partnership's operations, by the Operating Partnership's direct or indirect incurrence of indebtedness or through the issuance of partnership units of the Operating Partnership or equity interests in subsidiaries of the Operating Partnership.

The substantive difference between the Parent Company's and the Operating Partnership's filings is the fact that the Parent Company is a REIT with public equity, while the Operating Partnership is a partnership with no publicly traded equity. In the financial statements, this difference is primarily reflected in the equity (or capital for the Operating Partnership) section of the consolidated balance sheets and in the consolidated statements of equity (or capital). Apart from the different equity treatment, the consolidated financial statements of the Parent Company and the Operating Partnership are nearly identical.

The Company believes that combining the annual reports on Form 10-K of the Parent Company and the Operating Partnership into a single report will:

- facilitate a better understanding by the investors of the Parent Company and the Operating Partnership by enabling them to view the business as a whole in the same manner as management views and operates the business;
- remove duplicative disclosures and provide a more straightforward presentation in light of the fact that a substantial portion of the disclosure applies to both the Parent Company and the Operating Partnership; and
- create time and cost efficiencies through the preparation of one combined report instead of two separate reports.

In order to highlight the differences between the Parent Company and the Operating Partnership, the separate sections in this report for the Parent Company and the Operating Partnership specifically refer to the Parent Company and the Operating Partnership. In the sections that combine disclosures of the Parent Company and the Operating Partnership, this report refers to such disclosures as those of the Company. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and real estate ventures and holds assets and debt, reference to the Company is appropriate because the business is one enterprise and the Parent Company operates the business through the Operating Partnership.

As general partner with control of the Operating Partnership, the Parent Company consolidates the Operating Partnership for financial reporting purposes, and the Parent Company does not have significant assets other than its investment in the Operating Partnership. Therefore, the assets and liabilities of the Parent Company and the Operating Partnership are the same on their respective financial statements. The separate discussions of the Parent Company and the Operating Partnership in this report should be read in conjunction with each other to understand the results of the Company's operations on a consolidated basis and how management operates the Company.

This report also includes separate Item 9A - Controls and Procedures sections, signature pages and Exhibits 31 and 32, certifications for each of the Parent Company and the Operating Partnership, in order to establish that the Chief Executive Officer and the Chief Financial Officer of the Parent Company and the Chief Executive Officer and the Chief Financial Officer of the Operating Partnership have made the requisite certifications and that the Parent Company and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. §1350.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or this Report, together with other statements and information publicly disseminated by the Parent Company and the Operating Partnership, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include statements concerning the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes", "expects", "estimates", "may", "will", "should", "anticipates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. As a result, you should not rely on or construe any forward-looking statements in this Report, or which management or persons acting on their behalf may make orally or in writing from time to time, as predictions of future events or as guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this Report or as of the dates otherwise indicated in such forward-looking statements. All of our forward-looking statements, including those in this Report, are qualified in their entirety by this statement.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this Report. Any forward-looking statements should be considered in light of the risks and uncertainties referred to in Item 1A. "Risk Factors" in this Report and in our other filings with the Securities and Exchange Commission ("SEC"). These risks include, but are not limited to, the following:

- adverse changes in economic conditions in the real estate industry and in the markets in which we own and operate self-storage properties;

- the effect of competition from existing and new self-storage properties and operators on our ability to maintain or raise occupancy and rental rates;

- the failure to execute our business plan;

- adverse impacts from the COVID-19 pandemic, other pandemics, quarantines and stay at home orders, including the impact on our ability to operate our self-storage properties, the demand for self-storage, rental rates and fees and rent collection levels;

- reduced availability and increased costs of external sources of capital;

- increases in interest rates and operating costs;

- financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing or future debt;

- counterparty non-performance related to the use of derivative financial instruments;

- risks related to our ability to maintain our Parent Company's qualification as a REIT for federal income tax purposes;

- the failure of acquisitions and developments to close on expected terms, or at all, or to perform as expected;

- increases in taxes, fees and assessments from state and local jurisdictions;

- the failure of our joint venture partners to fulfill their obligations to us or their pursuit of actions that are inconsistent with our objectives;

- reductions in asset valuations and related impairment charges;

- cyber security breaches, cyber or ransomware attacks or a failure of our networks, systems or technology, which could adversely impact our business, customer and employee relationships or result in fraudulent payments;

- changes in real estate, zoning, use and occupancy laws or regulations;

- risks related to or a consequence of natural disasters or acts of violence, pandemics, active shooters, terrorism, insurrection or war that affect the markets in which we operate;

- potential environmental and other liabilities;

- governmental, administrative and executive orders and laws, which could adversely impact our business operations and customer and employee relationships;

- uninsured or uninsurable losses and the ability to obtain insurance coverage or recovery from insurance against risks and losses;

- the ability to attract and retain talent in the current labor market;

- other factors affecting the real estate industry generally or the self-storage industry in particular; and

- other risks identified in this Report and, from time to time, in other reports that we file with the SEC or in other documents that we publicly disseminate.

Given these uncertainties and the other risks identified elsewhere in this Report, we caution readers not to place undue reliance on forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws. Because of the factors referred to above, the future events discussed in or incorporated by reference in this Report may not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

ITEM 1. *BUSINESS*

Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, management, acquisition and development of self-storage properties in the United States.

As of December 31, 2022, we owned (or partially owned and consolidated) 611 self-storage properties located in 24 states and in the District of Columbia containing an aggregate of approximately 44.1 million rentable square feet. As of December 31, 2022, approximately 90.3% of the rentable square footage at our owned stores was leased to approximately 377,000 customers, and no single customer represented a significant concentration of our revenues. As of December 31, 2022, we owned stores in the District of Columbia and the following 24 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah and Virginia. In addition, as of December 31, 2022, we managed 668 stores for third parties (including 77 stores containing an aggregate of approximately 5.6 million net rentable square feet as part of six separate unconsolidated real estate ventures) bringing the total number of stores we owned and/or managed to 1,279. As of December 31, 2022, we managed stores for third parties in the District of Columbia and the following 38 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington and Wisconsin.

Our self-storage properties are designed to offer affordable and easily-accessible storage space for our residential and commercial customers. Our customers rent storage cubes for their exclusive use, typically on a month-to-month basis. Additionally, some of our stores offer outside storage areas for vehicles and boats. Our stores are designed to accommodate both residential and commercial customers, with features such as wide aisles and load-bearing capabilities for large truck access. All of our stores have a storage associate available to assist our customers during business hours, and 334, or approximately 54.7%, of our owned stores have a manager who resides in an apartment at the store. Our customers can access their storage cubes during business hours, and some of our stores provide customers with 24-hour access through computer-controlled access systems. Our goal is to provide customers with the highest standard of physical attributes and service in the industry. To that end, 510, or approximately 83.5%, of our owned stores include climate-controlled cubes.

The Parent Company was formed in July 2004 as a Maryland REIT. The Parent Company owns its assets and conducts its business through the Operating Partnership, and its subsidiaries. The Parent Company controls the Operating Partnership as its sole general partner and, as of December 31, 2022, owned a 99.4% interest in the Operating Partnership. The Operating Partnership was formed in July 2004 as a Delaware limited partnership and has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, management, ownership and operation of self-storage properties.

Acquisition and Disposition Activity

As of December 31, 2022 and 2021, we owned 611 and 607 stores, respectively, that contained an aggregate of 44.1 million and 43.6 million rentable square feet with occupancy levels of 90.3% and 92.0%, respectively. Additional information about our stores is included in Item 2 of this Report. The following is a summary of our 2022, 2021 and 2020 acquisition and disposition activity:

Asset/Portfolio	Metropolitan Statistical Area	Transaction Date	Number of Stores	Purchase / Sale Price (in thousands)
2022 Acquisitions:				
Maryland Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	February 2022	1	$ 32,000
Texas Asset	San Antonio, TX	June 2022	1	23,000
Georgia Asset	Atlanta, GA	July 2022	1	20,700
			3	$ 75,700
2021 Acquisitions:				
Minnesota Asset [1]	Minneapolis-St. Paul-Bloomington, MN-WI	April 2021	1	$ 12,000
Maryland Asset	Baltimore-Towson, MD	June 2021	1	22,075
New Jersey/Pennsylvania Assets	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	July 2021	2	33,000
Florida Asset	Miami-Fort Lauderdale-Pompano Beach, FL	November 2021	1	14,750
Georgia Asset	Atlanta-Sandy Springs-Marietta, GA	November 2021	1	15,200
Pennsylvania Asset	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	November 2021	1	24,500
Nevada Asset	Las Vegas-Paradise, NV	December 2021	1	21,000
Storage West Assets	Various (see note 4)	December 2021	57	1,648,426 [2]
Illinois Asset	Chicago-Naperville-Joliet, IL-IN-WI	December 2021	1	10,300
			66	$ 1,801,251
2021 Dispositions:				
Colorado/Nevada Assets	Denver-Aurora, CO / Las Vegas-Paradise, NV	September 2021	2	$ 16,900
North Carolina Assets	Burlington, NC	September 2021	2	21,700
Texas Asset	Houston-Sugar Land-Baytown, TX	November 2021	1	5,200
			5	$ 43,800
2020 Acquisitions:				
Texas Asset	San Antonio, TX	February 2020	1	$ 9,025
Maryland Asset	Baltimore-Towson, MD	April 2020	1	17,200
New Jersey Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	April 2020	1	48,450
Florida Asset	Palm Bay-Melbourne-Titusville, FL	November 2020	1	3,900
Texas Asset	Austin-Round Rock, TX	November 2020	1	10,750
Texas Asset	Dallas-Fort Worth-Arlington, TX	November 2020	1	10,150
Nevada Asset	Las Vegas-Paradise, NV	December 2020	1	16,800
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	6,750
Florida Asset	Tampa-St. Petersburg-Clearwater, FL	December 2020	1	10,000
Virginia Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	December 2020	1	17,350
Storage Deluxe Assets	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	8	540,000
Florida Assets	Orlando-Kissimmee, FL / Deltona-Daytona Beach-Ormond Beach, FL	December 2020	3	45,500
			21	$ 735,875
2020 Disposition:				
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	$ 12,750
			1	$ 12,750

(1) Acquired by a consolidated joint venture in which we hold a 50% interest.

(2) Purchase price represents the acquisition of all 167,557 outstanding partnership units of LAACO, Ltd. ("LAACO") for $9,838 per unit. At the time of the acquisition, LAACO owned 57 storage properties (the "Storage West Assets") and 50% ownership interests in two separate joint ventures. Through this acquisition, the Company also acquired LAACO's wholly-owned subsidiaries, the Los Angeles Athletic Club and the California Yacht Club (the "Club Operations"). The Los Angeles Athletic Club was sold by the Company during the year ended December 31, 2022. The California Yacht Club is classified as held for sale on the Company's consolidated balance sheets as of December 31, 2022. See note 4 to our consolidated financial statements.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. As of December 31, 2022, 2021 and 2020, we owned (or partially owned and consolidated) 611, 607 and 543 self-storage properties and related assets, respectively. The following table summarizes the change in number of owned stores from January 1, 2020 through December 31, 2022:

	2022	2021	2020
Balance - January 1	607	543	523
Stores acquired	1	—	1
Stores developed	—	1	—
Stores combined [(1)]	—	(1)	—
Balance - March 31	608	543	524
Stores acquired [(2)]	1	2	2
Stores developed	1	2	1
Stores combined [(1)]	(1)	—	—
Balance - June 30	609	547	527
Stores acquired	1	2	—
Stores developed	1	—	—
Stores sold	—	(4)	—
Balance - September 30	611	545	527
Stores acquired	—	62	18
Stores developed	—	1	—
Stores combined [(3)]	—	—	(1)
Stores sold	—	(1)	(1)
Balance - December 31	611	607	543

(1) On June 21, 2022 and March 3, 2021, we completed development of new stores located in Vienna, VA and Arlington, VA for approximately $21.8 million and $26.4 million, respectively. In each case, the developed store is located adjacent to an existing consolidated joint venture store. Given this proximity, each developed store has been combined with the adjacent existing store in our store count upon opening, as well as for operational and reporting purposes.

(2) For the quarter ended June 30, 2021, includes one store acquired by a consolidated joint venture in which we hold a 50% interest.

(3) On November 10, 2020, we acquired a store located in Merritt Island, FL for approximately $3.9 million. The store acquired is located in near proximity to an existing wholly-owned store. Given their proximity to each other, the acquired store has been combined with the existing store in our store count, as well as for operational and reporting purposes.

Financing and Investing Activities

The following summarizes certain financing and investing activities during the year ended December 31, 2022:

- *Acquisition Activity.* We acquired three wholly-owned stores located in Georgia (1), Maryland (1), and Texas (1) for an aggregate purchase price of approximately $75.7 million.

- *Development Activity.* We completed construction of and opened for operation two joint venture development properties located in New York (1) and Virginia (1) for a total cost of $60.8 million. As of December 31, 2022, we had two joint venture development properties under construction located in New Jersey (1) and New York (1), which are expected to be completed by the second quarter of 2024. As of December 31, 2022, we had invested $22.7 million of an expected $57.1 million related to these two projects.

- *Unconsolidated Real Estate Venture Activity.* 191 V CUBE LLC ("HVP V"), an existing unconsolidated real estate venture in which we own a 20% interest, acquired one store located in New Jersey for a purchase price of $33.2 million. We contributed $0.1 million towards this purchase, which was primarily funded by HVP V's secured term loan. 191 IV CUBE Southeast LLC ("HVPSE"), an existing unconsolidated real estate venture in which we own a 10% interest, sold all 14 of its stores for an aggregate sales price of $235.0 million. These stores were located in Florida (2), Georgia (8) and South Carolina (4). HVPSE recorded gains which aggregated to approximately $114.1 million in connection with the sale.

- *Credit Facility Amendment.* On October 26, 2022, we amended and restated, in its entirety, our credit facility (the "Second Amended and Restated Credit Facility") which, subsequent to the amendment and restatement, is comprised of an $850.0 million unsecured revolving facility (the "Revolver") maturing on February 15, 2027. Under the Second Amended and Restated Credit Facility, pricing on the Revolver is dependent upon our unsecured debt credit ratings and leverage levels. At our current unsecured debt credit ratings and leverage levels, amounts drawn under the Revolver are priced using a margin of 0.775% plus a facility fee of 0.15% over the Secured Overnight Financing Rate ("SOFR") and a 0.10% SOFR adjustment.

- *At-The-Market Equity Program Activity.* Under our at-the-market equity program, we sold a total of 0.1 million common shares at an average sales price of $50.64 per share, resulting in net proceeds of $4.9 million for the year, after deducting offering costs. As of December 31, 2022, 5.8 million common shares remained available for sale under the program. We used the proceeds from the 2022 sales under the program to fund the acquisition and development of self-storage properties and for general corporate purposes.

Business Strategy

Our business strategy consists of several elements:

- **Maximize cash flow from our stores** — We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts and physical occupancy with an objective of maximizing our rental revenue.

- **Acquire stores within targeted markets** — During 2023, we intend to pursue selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity. We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry. In the past, we have formed joint ventures with unaffiliated third parties, and in the future we may form additional joint ventures, to facilitate the funding of future developments or acquisitions.

- **Dispose of stores** — During 2023, we intend to continue to evaluate opportunities to dispose of assets that have unattractive risk-adjusted returns. We intend to use proceeds from these transactions to fund acquisitions within targeted markets and for general corporate purposes.

- **Grow our third-party management business** — We intend to pursue additional third-party management opportunities and to leverage our current platform to take advantage of consolidation in the industry. We plan to utilize our relationships with third-party owners to help source future acquisitions and other investment opportunities.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage properties. Our investment committee is comprised of four senior officers who oversee our investment process. Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, the approval of our Board of Trustees (the "Board")), final due diligence and documentation. Through our investment committee, we intend to focus on the following criteria:

- **Targeted markets** — Our targeted markets include areas where we currently maintain management that can be extended to additional stores, or where we believe that we can acquire a significant number of stores over time. We evaluate both the broader market and the immediate trade area, typically three miles around the store, for its ability to support above-average demographic growth. We seek to increase our presence primarily in areas with strong demographics and growth, including, but not exclusively limited to, major metropolitan regions within the United States.

- **Quality of store** — We focus on self-storage properties that have good visibility, ease of access and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

- **Growth potential** — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions. In addition to acquiring single stores, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and economies of scale

Segment

We have one reportable segment: we own, operate, develop, manage and acquire self-storage properties.

Concentration

Our self-storage properties are located in major metropolitan areas as well as suburban areas and have numerous customers per store. No single customer represented a significant concentration of our 2022 revenues. Our stores in New York, Florida, California and Texas provided approximately 16%, 15%, 11% and 9%, respectively, of our total revenues for the year ended December 31, 2022. Our stores in New York, Florida, Texas and California provided approximately 19%, 15%, 9% and 8%, respectively, of our total revenues for the year ended December 31, 2021. Our stores in New York, Florida, Texas and California provided approximately 16%, 15%, 9% and 8%, respectively, of our total revenues for the year ended December 31, 2020.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our stores, which are generally slightly higher during the summer months due to increased moving activity.

Financing Strategy

We maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders. As of December 31, 2022, our debt to total market capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of the Parent Company's outstanding common shares and units of the Operating Partnership held by third parties and (b) the carrying value of our total indebtedness) was approximately 24.8% compared to approximately 19.7% as of December 31, 2021. Our ratio of debt to the undepreciated cost of our total assets as of December 31, 2022 was approximately 39.6% compared to approximately 41.2% as of December 31, 2021. We expect to finance additional investments in self-storage properties through the most attractive sources of capital available at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility, subject to limitations on incurrence of indebtedness in our unsecured credit facilities and the indenture that governs our unsecured notes. These capital sources may include existing cash, borrowings under our revolving credit facility, additional secured or unsecured financings, sales of common or preferred shares of the Parent Company in public offerings or private placements, additional issuances of debt securities, issuances of common or preferred units in our Operating Partnership in exchange for contributed properties and formations of joint ventures. We also may sell stores that have unattractive risk-adjusted returns and use the sales proceeds to fund other acquisitions.

Competition

Self-storage properties compete based on a number of factors, including location, rental rates, occupancy, security, suitability of the store's design to prospective customers' needs and the manner in which the store is operated and marketed. In particular, the number of competing self-storage properties in a market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our stores. We believe that the primary competition for potential customers of any of our self-storage properties comes from other self-storage providers within a three-mile radius of that store. We believe our stores are well-positioned within their respective markets, and we emphasize customer service, convenience, security, professionalism and cleanliness.

Our key competitors include local and regional operators as well as the other public self-storage REITs, including Public Storage, Extra Space Storage Inc., Life Storage, Inc. and National Storage Affiliates Trust. These companies, some of which operate significantly more stores than we do and have greater resources than we have, and other entities may be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition may reduce the number of suitable acquisition opportunities available to us, increase the price required to acquire stores and reduce the demand for self-storage space at our stores. Nevertheless, we believe that our experience in operating, managing, acquiring, developing and obtaining financing for self-storage properties should enable us to compete effectively.

Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local regulations that apply generally to the ownership of real property and the operation of self-storage properties.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the "ADA"), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our stores. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our stores comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our stores or websites is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing them into compliance.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner's ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage. We may also become liable for the costs of removal or remediation of hazardous substances stored at our properties by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer's storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of properties. Whenever the environmental assessment for one of our stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party. In certain cases, we have purchased environmental liability insurance coverage to indemnify us against claims for contamination or other adverse environmental conditions that may affect a property.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us. We cannot provide assurance, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our stores, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our stores relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our stores that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations. We cannot provide assurance, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, casualty, extended coverage and rental loss insurance covering all of the properties in our portfolio. We also carry environmental insurance coverage on certain stores in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from civil unrest, riots, war or acts of God, and, in some cases, flood and environmental hazards, because such coverage is either not available or not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. Additionally, we use a combination of insurance products to provide risk mitigation for potential liabilities associated with automobiles, workers' compensation, employment practices, general contractors, directors and officers, employee health-care benefits and personal injuries that might be sustained at our stores.

Offices

Our principal executive offices are located at 5 Old Lancaster Road, Malvern, PA 19355. Our telephone number is (610) 535-5000.

Human Capital

At CubeSmart, we refer to our employees as teammates, because collaboration towards shared goals defines our workplace. We care deeply about the experience our teammates have working with us. The CubeSmart work experience takes a holistic approach to our teammates' total wellbeing at work. Our teammate value proposition includes promoting a sense of belonging to a team; providing opportunities to make a meaningful difference at work and in their communities; supporting our teammates' ongoing personal and professional development; and offering competitive pay and rewards.

As of December 31, 2022, we employed 2,804 teammates, all within the United States. Of the total employees, approximately 89% were hourly and approximately 11% were salaried. We have no union presence or collective bargaining agreements. Our average teammate tenure as of December 31, 2022 was 3.63 years.

Company Culture and Teammate Experience

We measure our teammates' experience each year through our Teammate Engagement Survey. In 2022, our annual engagement survey participation rate was 88%. Results are communicated within individual teams to share what we learned and discuss both the positive aspects about working at CubeSmart and where we have opportunities to improve. Leaders whose team engagement is below a certain threshold are provided with coaching and set goals for improvement. Of the teams we identified as having engagement below the applicable threshold in 2021, 73% moved above that threshold in 2022 as a result of our support and focus. In addition to the survey and our commitment to support teams who need it, we have ongoing conversations and commit to continuous improvement. Every CubeSmart teammate plays a role in building our company culture and making the experience working here the best it can be.

Teammate Development and Wellbeing

As part of our culture, we seek to help teammates grow with us and leverage their development both at CubeSmart and beyond. We believe in providing all teammates with training and development opportunities to succeed in their role. We plan, design and deliver training programs for all levels of the organization, from orientation and general job skills to enhancing leadership capabilities through skills trainings and mentoring. In 2022, we provided an average of 16 hours of training per teammate.

When recruiting new teammates, our talent management team engages with our store management teams and corporate leaders to identify a pool of potential candidates to serve our customers and deliver best-in-class customer service. We recruited, hired and trained 1,505 teammates during the year ended December 31, 2022. Teammate referrals were a significant source for the candidates we hired, accounting for 20% of our new teammates. Additionally, 446 teammates were promoted into new roles and/or transitioned into new positions to further their career development.

We believe that career growth and personal development is an important part of our teammates' personal and professional success. To further support our teammates' success, we offer a number of benefits aimed at supporting the wellbeing of our teammates and their families. Those benefits include: medical, dental, vision, disability and life insurance coverage. We also offer a variety of programs designed to provide teammates with the ability to rest, rejuvenate and take care of their families such as paid holidays, vacation and sick time, and parental leave. Our Employee Assistance Program is available to all teammates, providing extra support as they and their families experience life changes and challenges.

Another important part of our teammates' wellbeing is their connection to a larger sense of purpose. We empower our teammates to find this with us and provide programs and opportunities for them. Our Idea Center provides a forum where teammates can submit ideas to enhance the workplace, streamline systems and processes and identify solutions and best practices. We encourage our teammates to participate in community service and philanthropy, and provide paid time off for teammates who participate in these activities. Also, through our matching gifts program, we match qualified charitable contributions made by teammates up to $100 per teammate each year.

In April of 2022, we launched a program called *Connections* to help our teammates build relationships with others across the organization. Through this program, teammates are randomly paired and encouraged to make time for a brief meeting to learn about one another. As of December 31, 2022, 323 teammates were participating in this program.

Diversity, Equity and Inclusion

Our Philosophy Regarding Respect in the Workplace defines our approach to diversity, inclusion and treatment of differences. Our Philosophy is acknowledged by teammates and states:

At CubeSmart, we respect, value, and celebrate the unique attributes, characteristics and perspectives that make each teammate who they are. We believe that our business is better because of the diversity of participation, thought, and action that comes from the unique individuals who come to work here. Every teammate deserves the right to come to work as their authentic self. Our goal for CubeSmart is to be a place where people feel supported, listened to, and able to do their personal best. Our philosophy isn't any different from our philosophy regarding Customer interactions, namely to "treat our customers as they want to be treated." When it comes to our teammates, we ask that every teammate "treat our teammates as they want to be treated."

As of December 31, 2022, of our total teammate population, 56% were female and 44% were male. Approximately 48% have self-identified as Black or African American, Hispanic or Latino, Asian, American Indian, or of two or more races. The average teammate age was 41.8; 36% of our teammates were 34 and younger while 40% of our teammates were 45 or older.

Sustainability

We are focused on building our company for the long-term to generate sustainable growth. To that end, we have established a cross-functional ESG (Environmental, Social, & Governance) committee responsible for establishing our sustainability priorities and objectives. Management regularly evaluates sustainability risks faced by our portfolio and believe the low obsolescence, geographic diversification, and low emissions of our portfolio help to mitigate those risks. Our Senior Management team reports annually to the Board of Trustees on the status of our ESG program, our progress against the goals we've set, and provides updates on the various initiatives we've undertaken to improve our sustainability. Our efforts to enact change are highlighted by our sustainability targets which look to track improvements across key ESG metrics and are aligned to the United Nations Sustainable Development Goals.

A key area of focus from a sustainability perspective is minimizing the impact we make on the environment. Self-storage remains a low-environmental impact business as it consumes less energy and water while emitting fewer greenhouse gases than other real estate property types. We continue to look for ways to further reduce our low impact through a variety of initiatives including solar panel installations, HVAC upgrades, high-efficiency lighting retrofits, energy management systems, and paper reduction through our online rental platform.

We encourage you to review our Sustainability Report (located on our internet website at www.cubesmart.com) for more detailed information regarding our sustainability programs and initiatives. Nothing on our website, including our Sustainability Report or sections thereof, shall be deemed incorporated by reference into this Annual Report.

Information Security

We face risks associated with security breaches through cyber-attacks, cyber intrusions, or otherwise, as well as other significant disruptions of our information technology networks and related systems. The audit committee of the Company's Board of Trustees is responsible for overseeing management's risk assessment and risk management processes designed to monitor and control information security risk. A cross-organizational cyber task force meets regularly and management briefs the audit committee on information security matters at least once a year.

We have adopted and implemented an approach to identify and mitigate information security risks that we believe are commercially reasonable for real estate companies. We leverage the Center for Internet Security Critical Security Control Framework as the core of our governance program and include additional best practices from the Cloud Security Alliance, vendors, and other sources as necessary. Since January 1, 2020, we have not experienced any information security breaches that resulted in financial loss. We have insurance coverage designed to help us mitigate cyber risk exposure by offsetting costs involved with recovery and remediation after an information security breach or similar event. We regularly engage independent third parties to test our information security processes and systems as part of our overall enterprise risk management. We also regularly conduct information security training to ensure all employees, including those who may come into possession of confidential financial or personally identifiable information, are aware of information security risks and to enable them to take steps to mitigate such risks.

Available Information

We file registration statements, proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports with the SEC. You may obtain copies of these documents by accessing the SEC's website at www.sec.gov. Our website address is www.cubesmart.com. You also can obtain on our website, free of charge, copies of our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, after we electronically file such reports or amendments with, or furnish them to, the SEC. Our website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Report.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and the charters for each of the committees of our Board — the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee. Copies of each of these documents are also available in print free of charge, upon request by any shareholder. You can obtain copies of these documents by contacting Investor Relations at 5 Old Lancaster Road, Malvern, PA 19355 or by telephoning 610-535-5000.

ITEM 1A. *RISK FACTORS*

Overview

An investment in our securities involves various risks. Investors should carefully consider the risks set forth below together with other information contained in this Report. These risks are not the only ones that we may face. Additional risks not presently known to us, or that we currently consider immaterial, may also impair our business, financial condition, operating results and ability to make distributions to our shareholders.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our rental rates, occupancy levels and therefore our results of operations.

We are susceptible to the effects of adverse macro-economic events that can result in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, inflation, interest rates, tax rates and fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of economic and financial market disruptions and the many ways in which they may affect our customers and our business in general. Nonetheless, financial and macroeconomic disruptions could have a significant adverse effect on our sales, profitability and results of operations.

Our financial performance is dependent upon economic and other conditions of the markets in which our stores are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors. Our stores in New York, Florida, California and Texas accounted for approximately 16%, 15%, 11% and 9%, respectively, of our total 2022 revenues. As a result of this geographic concentration of our stores, we are particularly susceptible to adverse market conditions in these areas. Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate, could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

Our business, financial condition, results of operations and share price have, and may in the future be, impacted by the COVID-19 pandemic and other potential future pandemics and such impact could be materially adverse.

Since the first quarter of 2020, the world has been impacted by the COVID-19 pandemic, which has resulted in global business disruptions and significant volatility in U.S. and international debt and equity markets. The extent to which the COVID-19 pandemic and any other potential future pandemics ultimately impact our business, results of operations, financial condition and share price will depend on numerous evolving factors, including, among others: the duration and scope of such pandemic; actions that have been and continue to be taken by governmental entities, individuals and businesses in response to such pandemic; the impact on economic activity from such pandemic and actions taken in response thereto; the impact on capital availability and costs of capital; the impact on our employees any other operational disruptions or difficulties we may face; and, the effect on our customers and their ability to make rental payments. Any of these events, individually or in aggregate, could have a material adverse impact on the Company's business, financial condition, results of operations and share price.

We face risks associated with property acquisitions.

We intend to continue to acquire individual and portfolios of self-storage properties. The purchase agreements that we enter into in connection with acquisitions typically contain closing conditions that need to be satisfied before the acquisitions can be consummated. The satisfaction of many of these conditions is outside of our control, and we therefore cannot assure that any of our pending or future acquisitions will be consummated. These conditions include, among other things, satisfactory examination of the title, zoning and entitlements to the properties, the ability to obtain title insurance and customary closing deliverables and conditions. Moreover, in the event we are unable to complete pending or future acquisitions, we may have incurred significant legal, accounting, due diligence and other transaction costs in connection with such acquisitions without realizing the expected benefits.

Those acquisitions that we do consummate would increase our size and may potentially alter our capital structure. Although we believe that future acquisitions that we complete will enhance our financial performance, the success of acquisitions is subject to the risks that:

- acquisitions may fail to perform as expected;

- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

- we may be unable to obtain acquisition financing on favorable terms;

- acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures; and

- there is only limited recourse, or no recourse, to the former owners of newly acquired properties for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by customers, vendors or other persons arising on account of actions or omissions of the former owners of the properties; and claims by local governments, adjoining property owners, property owner associations and easement holders for fees, assessments or taxes on other property-related changes. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

In addition, we often do not obtain third-party appraisals of acquired properties and instead rely on internal value determinations.

We will incur costs and will face integration challenges when we acquire additional stores.

As we acquire or develop additional self-storage properties and bring additional self-storage properties onto our third-party management platform, we will be subject to risks associated with integrating and managing new stores, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing systems and management capacities. In addition, acquisitions or developments may cause disruptions in our operations and divert management's attention away from day-to-day operations. Furthermore, our income may decline because we will be required to depreciate/amortize in future periods costs for acquired real property and intangible assets. Our failure to successfully integrate any future acquisitions into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

The acquisition of new stores that lack operating history with us will make it more difficult to predict financial performance.

We intend to continue to acquire individual and portfolios of self-storage properties. These acquisitions could fail to perform in accordance with expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired store up to the standards established for our intended market position, the performance of the store may be below expectations. Acquired stores may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure that the performance of stores acquired by us will increase or be maintained under our management.

Our development activities may be more costly or difficult to complete than we anticipate.

We intend to continue to develop self-storage properties where market conditions warrant such investment. Once made, these investments may not produce results in accordance with our expectations. Risks associated with development and construction activities include:

- the unavailability of favorable financing sources in the debt and equity markets;

- construction cost overruns, including on account of rising interest rates, diminished availability of materials and labor, and increases in the costs of materials and labor;

- construction delays and failure to achieve target occupancy levels and rental rates, resulting in a lower than projected return on our investment;

- complications (including building moratoriums and anti-growth legislation) in obtaining necessary zoning, occupancy and other governmental permits; and

- unexpected, competitive development that is proposed or announced after our development activities have begun.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop stores, satisfy our debt obligations and/or make distributions to shareholders.

We depend on external sources of capital to fund acquisitions and development, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our status as a REIT, and these sources of capital may not be available on favorable terms, if at all. Our access to external sources of capital depends on a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, our cash flow and our ability to continue to qualify as a REIT for federal income tax purposes. If we are unable to obtain external sources of capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt obligations, make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

If we are unable to promptly re-lease our cubes or if the rates upon such re-letting are significantly lower than expected, our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases. Any delay in re-leasing cubes as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-leasing could adversely affect our revenues and impede our growth.

Store ownership through joint ventures may limit our ability to act exclusively in our interest.

We co-invest with, and we may continue to co-invest with, third parties through joint ventures. In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the stores owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures, and/or financing. Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business. In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

We face significant competition for customers and acquisition and development opportunities.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our stores. We compete with numerous developers, owners and operators of self-storage properties, including other REITs, as well as on-demand storage providers, some of which own or may in the future own stores similar to ours in the same submarkets in which our stores are located and some of which may have greater capital resources. In addition, due to the relatively low cost of each individual self-storage property, other developers, owners and operators have the capability to build additional stores that may compete with our stores.

If our competitors build new stores that compete with our stores or offer space at rental rates near or below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge in order to retain customers when our customers' leases expire. As a result, our financial condition, cash flow, cash available for distribution, market price of our shares and ability to satisfy our debt service obligations could be materially adversely affected. In addition, increased competition for customers may require us to make capital improvements to our stores that we would not have otherwise made. Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders or for satisfaction of our debt service obligations.

We also face significant competition for acquisitions and development opportunities. Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire stores. These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our stores are located and, as a result, adversely affect our operating results.

Potential losses may not be covered by insurance.

We carry comprehensive liability, fire, casualty, extended coverage and rental loss insurance covering all of the properties in our portfolio. We also carry environmental insurance coverage on certain stores in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from civil unrest, riots, war or acts of God, and, in some cases, flood and environmental hazards, because such coverage is either not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. In particular, certain of our stores are located in areas that are prone to or at risk of flooding, including coastal flooding, and some of our stores have been previously damaged or otherwise impacted by hurricanes and other flooding events. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns, which may affect those stores in areas prone to or at risk of flooding. If we experience a loss at a store that is uninsured or that exceeds policy limits, we could lose the capital invested in that store as well as the anticipated future cash flows from that store. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical or undesirable to use insurance proceeds to replace a store after it has been damaged or destroyed. In addition, if the damaged stores are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these stores were irreparably damaged.

Additionally, we use a combination of insurance products, some of which include deductibles and self-insured retention amounts, to provide risk mitigation for potential liabilities associated with automobiles, workers' compensation, employment practices, general contractors, cyber risks, crime, directors and officers, employee health-care benefits and personal injuries that might be sustained at our stores. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience and actuarial assumptions. Our results of operations could be materially impacted by claims and other expenses related to such insurance plans if future occurrences and claims differ from these assumptions and historical trends.

Our insurance coverage may not comply with certain loan requirements.

Certain of our stores serve as collateral for our mortgage-backed debt, some of which we assumed in connection with our acquisition of stores and requires us to maintain insurance, deductibles, retentions and other policy terms at levels that may not be commercially reasonable in the current insurance environment. We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants. If we cannot comply with a lender's requirements, the lender could declare a default, which could affect our ability to obtain future financing and have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing. In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental laws, ordinances and regulations that apply generally to the ownership of real property and the operation of self-storage properties. If we fail to comply with those laws, ordinances and regulations, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral. In addition, in connection with the ownership, operation and management of properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores. We carry environmental insurance coverage on certain stores in our portfolio. We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional stores). The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us. However, we cannot assure that our environmental assessments have identified or will identify all material environmental conditions, that any prior owner of any property did not create a material environmental condition not actually known to or discoverable by us, that environmental conditions on neighboring properties will not have an impact on any of our properties, or that a material environmental condition does not otherwise exist with respect to any of our properties.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the ADA, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our properties or websites. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our properties and websites comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our properties or websites is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the properties or websites into compliance. If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

We face system security risks as we depend upon automated processes and the internet, and breaches of, or failures in the performance of, our information technology systems could damage our reputation, cause us to incur substantial additional costs and subject us to litigation.

We are increasingly dependent upon automated information technology processes and internet commerce, and many of our new customers come from the telephone or over the internet. Moreover, the nature of our business involves the receipt and retention of personal information about our customers. We also rely extensively on third-party vendors to retain data, process transactions and provide other systems and services. These systems, and our systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware, ransomware and other destructive or disruptive security breaches and catastrophic events, such as a natural disaster or a terrorist event or cyber-attack. In addition, experienced computer programmers and hackers may be able to penetrate our security systems and misappropriate or make unavailable to us our confidential information, create system disruptions or cause shutdowns. Such data security breaches as well as system disruptions and shutdowns could result in additional costs to repair or replace such networks or information systems and possible legal liability, including government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue leasing at our stores.

If we are unable to attract and retain team members or contract with third parties having the specialized skills or technologies needed to support our systems, implement improvements to our customer-facing technology in a timely manner, allow accurate visibility to product availability when customers are ready to rent, quickly and efficiently fulfill our customers rental and payment methods they demand or provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage properties are subject to risks associated with our properties and with the real estate industry.

Our rental revenues, operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our stores do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include but are not limited to:

- downturns in the national, regional and local economic climate;

- local or regional oversupply, increased competition or reduction in demand for self-storage space;

- vacancies or changes in market rents for self-storage space;

- inability to collect or delay in collecting rent from customers;

- increased operating costs, including maintenance, personnel, insurance premiums, customer acquisition costs and real estate taxes;

- changes in interest rates and availability of financing;

- hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;

- significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

- costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and

- the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates, declining demand for self-storage or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our real estate portfolio consists primarily of self-storage properties, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self-storage space could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage properties in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

Because real estate is illiquid, we may not be able to sell properties when appropriate.

Real estate property investments generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that may otherwise be in our best interest. Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

Risks Related to our Qualification and Operation as a REIT

Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.

We operate our business to qualify to be taxed as a REIT for federal income tax purposes. We have not requested and do not plan to request a ruling from the Internal Revenue Service ("IRS") that we qualify as a REIT, and the statements in this Report are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income, excluding net capital gains. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries and joint ventures further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status, and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Congress and the IRS may make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for us to remain qualified as a REIT. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long-term capital gains to individual shareholders at favorable rates. We also could be subject to increased state and local taxes. We would not be able to elect to be taxed as a REIT until the fifth taxable year that begins after the taxable year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

Furthermore, we owned a subsidiary REIT ("PSI") that was liquidated on December 31, 2018. Prior to liquidation, PSI was independently subject to, and was required to comply with, the same REIT requirements that we must satisfy in order to qualify as a REIT, together with all other rules applicable to REITs. If PSI failed to qualify as a REIT during our period of ownership, and certain statutory relief provisions do not apply, as a result of a protective election made jointly by PSI and CubeSmart, PSI should be taxed as a taxable REIT subsidiary. See the section entitled "Taxation of CubeSmart−Requirements for Qualification−Taxable REIT Subsidiaries" in Exhibit 99.1 for more information regarding taxable REIT subsidiaries.

LAACO was a publicly traded partnership immediately prior to our acquisition of it on December 9, 2021. Failure of 90% or more of a publicly traded partnership's gross income to be "qualifying income" under Section 7704 of the Internal Revenue Code in each of its tax years could result in such entity being taxed as a corporation rather than a partnership for U.S. federal income tax purposes. If LAACO failed to qualify as a partnership for U.S. federal income tax purposes immediately prior to our acquisition of it, and certain relief provisions do not apply, it might adversely affect our ability to satisfy the income and asset tests for REIT qualification. In addition, LAACO's classification as a corporation for U.S. federal income tax purposes would mean that it has corporate income tax liabilities for all tax years during which it is classified as a corporation for U.S. federal income tax purposes.

Failure of the Operating Partnership (or a subsidiary partnership or joint venture) to be treated as a partnership would have serious adverse consequences to our shareholders.

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships or joint ventures for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership or joint venture would be taxable as a corporation. In such event, we likely would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership, a subsidiary partnership or joint venture would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, excluding net capital gains, which may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates. Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the

REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

We face possible federal, state and local tax audits.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes. Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in audits, in some instances there may be no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Shareholders are urged to consult with their tax advisors with respect to the status of any regulatory or administrative developments and proposals and their potential effect on investment in our capital stock.

Dividends paid by REITs do not qualify for the reduced tax rates provided under current law.

Dividends paid by REITs are generally not eligible for the reduced 15% maximum tax rate for dividends paid to individuals (20% for those with taxable income above certain thresholds that are adjusted annually under current law). The more favorable rates applicable to regular corporate dividends could cause shareholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends to which more favorable rates apply, which could reduce the value of REIT stocks.

Partnership tax audit rules could have a material adverse effect on us.

Under the rules applicable to U.S. federal income tax audits of partnerships, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto could be assessed and collected, at the partnership level. Absent available elections, it is possible that the Operating Partnership, and any other partnership in which we directly or indirectly invest, could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of a partnership, could be required to bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional taxes had we owned the assets of these partnerships directly. There can be no assurance that these rules will not have a material adverse effect on us.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing risk.

Certain of our mortgages, bank loans and unsecured debt (including our senior notes) will have significant outstanding balances on their maturity dates, commonly known as "balloon payments." We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of equity or debt securities, additional bank borrowings (which may include extension of maturity dates), joint ventures or asset sales. Furthermore, we are restricted from incurring certain additional indebtedness and making certain other changes to our capital and debt structure under the terms of the Credit Facility (defined below) and senior notes and the indentures governing the Credit Facility and senior notes.

There can be no assurance that we will be able to refinance our debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to our shareholders.

As a result of our interest rate hedges, swap agreements and other, similar arrangements, we face counterparty risks.

We may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements. Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements. There is no assurance that our potential counterparties on these agreements will perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

From time to time, domestic financial markets experience volatility and uncertainty. At times in recent years liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets from which we historically sought financing. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms, and there can be no assurance that we will be able to continue to issue common or preferred equity securities at a reasonable price. Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our financial performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance outstanding indebtedness at maturity. If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new stores. Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any stores securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of stores foreclosed on, could threaten our continued viability.

Our Credit Facility (defined below) contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and other tests. Our ability to borrow under the Credit Facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants. In the event that we fail to satisfy these covenants, we would be in default under the Credit Facility and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders. Similarly, the indenture under which we have issued unsecured senior notes contains customary financial covenants, including limitations on incurrence of additional indebtedness.

Increases in interest rates on variable-rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders. Rising interest rates could also restrict our ability to refinance existing debt when it matures. In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur. As a result, we may become highly leveraged in the future.

Our organizational documents do not limit the amount of indebtedness that we may incur. We could alter the balance between our total outstanding indebtedness and the value of our assets at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our named executive officers, has extensive self-storage, real estate and public company experience. Our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Operating Officer are parties to the Company's executive severance plan, however, we cannot provide assurance that any of them will remain in our employment. The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

The loss of key personnel, including our on-site personnel, or difficulties we encounter in hiring, training and retaining personnel, including skilled field personnel, may adversely affect our rental revenues.

Our performance depends on our ability to recruit and retain high-quality employees, both in our stores, in our sales staff and in our corporate headquarters. Our ability to attract and retain corporate, sales, store and other personnel is also acutely impacted in markets where the competition for a relatively small number of qualified employees is intense. Furthermore, we have experienced, and could continue to experience, a shortage of labor for certain positions, including due to market trends and conditions such as continued concerns around the COVID-19 pandemic, the availability of new telecommuting employment options and other factors, which could decrease the pool of available qualified talent for key functions.

As of December 31, 2022, we had 2,332 property-level personnel involved in the management and operation of our stores. The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our store managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our stores.

Competitive pressures and the impact of inflation may require that we enhance our pay and benefits package to compete effectively for such personnel. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be adversely affected.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

- "business combination moratorium/fair price" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law. However, our Board may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board, (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board with greater authority, and (3) issue additional equity securities. Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.

Our Board has adopted policies with respect to certain activities. These policies may be amended or revised from time to time at the discretion of our Board without a vote of our shareholders. This means that our shareholders have limited control over changes in our policies. Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken by them in those capacities on our behalf, to the extent permitted by Maryland law. Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders' ability to recover damages from that Trustee or officer will be limited.

Our declaration of trust permits our Board to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our declaration of trust permits our Board to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption as determined by our Board. In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares. Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance. In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

Risks Related to our Securities

Additional issuances of equity securities may be dilutive to shareholders.

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness. Our Board may authorize the issuance of additional equity securities, including preferred shares, without shareholder approval. Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including common and preferred equity.

Many factors could have an adverse effect on the market value of our securities.

A number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:

- increases in market interest rates, relative to the dividend yield on our shares. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our equity securities to go down;

- anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

- perception by market professionals of REITs generally and REITs comparable to us in particular;

- level of institutional investor interest in our securities;

- relatively low trading volumes in securities of REITs;

- our results of operations and financial condition;

- investor confidence in the stock market generally; and

- additions and departures of key personnel.

The market value of our equity securities is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our equity securities may trade at prices that are higher or lower than our net asset value per equity security. If our future earnings or cash distributions are less than expected, it is likely that the market price of our equity securities will diminish.

The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.

The market price of our common shares has been subject to fluctuation and may continue to fluctuate or decline. Between January 1, 2020 and December 31, 2022, the closing price per share of our common shares has ranged from a high of $57.02 (on December 30, 2021) to a low of $20.85 (on March 23, 2020). In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our share price is volatile, we may become the target of securities litigation, which could result in substantial costs and divert our management's attention and resources from our business.

General Risk Factors

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance, paid time off and severance payments for employees, could adversely impact our business and results of operations.

We may incur impairment charges.

We evaluate on a quarterly basis our real estate portfolio for indicators of impairment. Impairment charges reflect management's judgment of the probability and severity of the decline in the value of real estate assets we own. These charges and provisions may be required in the future as a result of factors beyond our control, including, among other things, changes in the economic environment and market conditions affecting the value of real property assets or natural or man-made disasters. If we are required to take impairment charges, our results of operations will be adversely impacted.

Inflation and rising operating expenses could reduce our cash flow and funds available for future distributions.

Our stores and any other stores we acquire or develop in the future are, and will be, subject to operating risks common to real estate in general, any or all of which may negatively affect us. Our stores are subject to increases in operating expenses such as real estate, sales and other taxes, personnel costs including mandated minimum hourly wage rates and the cost of providing specific medical coverage and governmental mandated benefits to our employees, utilities, customer acquisition costs, insurance, administrative expenses and costs for repairs and maintenance. If operating expenses continue to increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

We cannot assure our ability to pay dividends in the future.

Historically, we have paid quarterly distributions to our shareholders, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our Board. Our ability to pay dividends will depend upon, among other factors:

- the operational and financial performance of our stores;
- capital expenditures with respect to existing and newly acquired stores;

- general and administrative costs associated with our operation as a publicly-held REIT;

- maintenance of our REIT status;

- the amount of, and the interest rates on, our debt;

- the absence of significant expenditures relating to environmental and other regulatory matters; and

- other risk factors described in this Report.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

We may become subject to litigation or threatened litigation which may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names, internet domains and other intellectual property that they consider to be similar to ours. Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties. We maintain liability insurance with limits that we believe are adequate to provide for the defense and/or payment of any damages arising from such lawsuits. There can be no assurance that such coverage will cover all costs and expenses from such suits.

Legislative actions and changes may cause our general and administrative costs and compliance costs to increase.

In order to comply with laws adopted by federal, state or local government or regulatory bodies, we may be required to increase our expenditures and hire additional personnel and additional outside legal, accounting and advisory services, all of which may cause our general and administrative and compliance costs to increase. Significant workforce-related legislative changes could increase our expenses and adversely affect our operations. Examples of possible workforce-related legislative changes include changes to an employer's obligation to recognize collective bargaining units, the process by which collective bargaining agreements are negotiated or imposed, minimum wage requirements and health care and medical and family leave mandates. In addition, changes in the regulatory environment affecting health care reimbursements, and increased compliance costs related to enforcement of federal and state wage and hour statutes and common law related to overtime, among others, could cause our expenses to increase without an ability to pass through any increased expenses through higher prices.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate, including California and New York, have imposed restrictions and requirements on the use of personal information by those collecting such information. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our business. Failure to comply with such laws and regulations could result in consent orders or regulatory penalties and significant legal liability, including fines, which could damage our reputation and have an adverse effect on our results of operations or financial condition.

Terrorist attacks, active shooter incidents and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.

Terrorist attacks at or against our stores, our interests or the United States, may negatively impact our operations and the value of our securities. Attacks, armed conflicts or active-shooter situations could negatively impact the demand for self-storage and increase the cost of insurance coverage for our stores, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks, armed conflicts or active-shooter situations could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Environmental, social and governance ("ESG") issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Concern over climate change may result in new or increased legal and regulatory requirements. Increased regulatory requirements related to environmental causes, and related ESG disclosure rules, including the SEC's recent disclosure proposal on climate change, may result in increased compliance costs or increased energy and other costs.

In addition to environmental issues, these constituencies are also focused on social and other governance issues, including matters such as human capital and social issues. We have established several policies and procedures related to diversity, equity and inclusion as part of our ESG initiative. Our initiatives also extend from individuals to entire communities, including those we serve.

Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to the environmental, social, or governance issues, or to effectively respond to new, or changes in, legal or regulatory requirements concerning ESG matters, or increased operating costs due to increased regulation or environmental causes could adversely affect our business, financial condition, results of operations, access to capital and reputation and increase our risk of litigation.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations, financial condition, and stock price.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of internal control. Changes to our business will necessitate ongoing changes to our internal control systems and processes. Internal control over financial reporting may not prevent or detect misstatement because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business, results of operations, and financial condition could be materially harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of December 31, 2022, we owned 611 self-storage properties that contain approximately 44.1 million rentable square feet and are located in 24 states and the District of Columbia. The following table sets forth summary information regarding our stores by state as of December 31, 2022.

State	Number of Stores	Number of Units	Total Rentable Square Feet	% of Total Rentable Square Feet	Ending Occupancy
Florida	90	65,171	6,796,098	15.4 %	92.5 %
Texas	76	46,909	5,446,871	12.3 %	91.8 %
California	63	45,131	4,765,486	10.8 %	91.4 %
New York	59	83,893	4,742,378	10.8 %	90.5 %
Arizona	48	28,180	3,089,826	7.0 %	86.3 %
Illinois	43	25,916	2,760,969	6.3 %	92.2 %
New Jersey	28	20,479	1,983,356	4.5 %	90.9 %
Nevada	22	14,645	1,702,416	3.9 %	86.9 %
Maryland	20	17,319	1,683,821	3.8 %	92.3 %
Georgia	22	14,082	1,657,378	3.8 %	87.4 %
Ohio	20	11,130	1,294,303	2.9 %	91.3 %
Massachusetts	20	13,035	1,252,577	2.8 %	86.2 %
Connecticut	22	10,781	1,200,002	2.7 %	92.7 %
Virginia	11	11,076	1,060,480	2.4 %	80.1 %
Pennsylvania	12	9,051	890,385	2.0 %	82.3 %
Tennessee	9	5,699	755,655	1.7 %	91.3 %
Colorado	10	5,544	654,252	1.5 %	90.9 %
North Carolina	9	5,348	611,792	1.4 %	91.7 %
South Carolina	8	3,879	432,389	1.0 %	91.6 %
Washington D.C.	5	5,321	410,676	0.9 %	90.5 %
Rhode Island	4	2,037	247,305	0.6 %	90.6 %
Utah	4	2,351	239,388	0.5 %	90.4 %
New Mexico	3	1,694	182,261	0.4 %	90.9 %
Minnesota	2	1,828	176,296	0.4 %	85.1 %
Indiana	1	583	70,386	0.2 %	94.2 %
Total/Weighted average	**611**	**451,082**	**44,106,746**	**100.0 %**	**90.3 %**

We have grown by adding stores to our portfolio through acquisitions and development. The tables set forth below show the ending occupancy, annual rent per occupied square foot and total revenues related to our stores owned as of December 31, 2022, and for each of the previous three years, grouped by the year during which we first owned or operated the store.

Stores by Year Acquired/Developed– Ending Occupancy

Year Acquired/Developed [1]	# of Stores	Rentable Square Feet	Ending Occupancy 2022	2021	2020
2019 and earlier	516	36,571,449	91.8 %	92.9 %	92.7 %
2020	21	1,851,162	89.3 %	87.6 %	83.7 %
2021	69	5,160,761	83.3 %	87.5 %	—
2022	5	523,374	55.5 %	—	—
All stores owned as of December 31, 2022	611	44,106,746	90.3 %	92.0 %	92.3 %

Stores by Year Acquired/Developed - Annual Rent Per Occupied Square Foot [(2)]

Year Acquired/Developed [(1)]	# of Stores	Annual Rent per Square Foot		
		2022	2021	2020
2019 and earlier	516	$ 22.35	$ 19.79	$ 17.89
2020	21	30.62	29.21	26.62
2021	69	20.99	19.71	—
2022	5	23.42	—	—
All stores owned as of December 31, 2022	611	$ 22.44	$ 20.00	$ 18.10

Stores by Year Acquired/Developed - Total Revenues (dollars in thousands)

Year Acquired/Developed [(1)]	# of Stores	Total Revenues		
		2022	2021	2020
2019 and earlier	516	$ 805,699	$ 717,630	$ 630,750
2020	21	53,194	46,822	4,337
2021	69	96,047	8,668	—
2022	5	4,436	—	—
All stores owned as of December 31, 2022	611	$ 959,376	$ 773,120	$ 635,087

(1) Represents the year acquired/developed for those stores we acquired from a third party or the year placed in service for those stores we developed.

(2) Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period. Rental revenue includes the impact of promotional discounts, which reduce rental income over the promotional period, of $19.2 million, $19.7 million and $15.3 million for the periods ended December 31, 2022, 2021 and 2020, respectively.

Unconsolidated Real Estate Ventures

As of December 31, 2022, we held ownership interests ranging from 10% to 50% in seven unconsolidated real estate ventures for an aggregate investment carrying value of $106.0 million. We hold interests in these real estate ventures with unaffiliated third parties to acquire, own and operate self-storage properties in select markets. As of December 31, 2022, one of these unconsolidated joint ventures did not own any self-storage properties, while the other six unconsolidated real estate ventures owned a total of 77 self-storage properties that contained an aggregate of approximately 5.6 million net rentable square feet. The self-storage properties owned by these real estate ventures are managed by us and are located in Arizona (2), California (2), Connecticut (6), Florida (6), Georgia (2), Illinois (5), Maryland (2), Massachusetts (6), Minnesota (1), New Jersey (3), New York (1), North Carolina (1), Pennsylvania (1), Rhode Island (2), Texas (35) and Vermont (2).

Each of the seven real estate ventures has assets and liabilities that we do not consolidate in our financial statements.

We account for our investments in real estate ventures using the equity method when it is determined that we have the ability to exercise significant influence over the venture. See note 5 to our consolidated financial statements for further disclosure regarding the assets, liabilities and operating results of our unconsolidated real estate ventures which we account for using the equity method of accounting.

Capital Expenditures

We have a capital improvement program that covers office upgrades, addition of climate control to select cubes, construction of parking areas and other store upgrades. For 2023, we anticipate spending approximately $11.0 million to $16.0 million associated with these capital expenditures. For 2023, we also anticipate spending approximately $15.0 million to $20.0 million on recurring capital expenditures and approximately $20.0 million to $30.0 million on the development of new self-storage properties.

ITEM 3. *LEGAL PROCEEDINGS*

To our knowledge, no legal proceedings are pending against us, other than routine actions and administrative proceedings, and other actions not deemed material, and which, in the aggregate, are not expected to have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. *MINING SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Repurchase of Parent Company Common Shares

The following table provides information about repurchases of the Parent Company's common shares during the three months ended December 31, 2022:

	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31	364	$ 40.06	N/A	3,000,000
November 1 - November 30	121	$ 40.17	N/A	3,000,000
December 1 - December 31	—	$ —	N/A	3,000,000
Total	485	$ 40.09	N/A	3,000,000

(1) Represents common shares withheld by the Parent Company upon the vesting of restricted shares to cover employee tax obligations.

The Parent Company adopted a share repurchase program in 2007 for up to 3.0 million of the Parent Company's outstanding common shares. Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. The Parent Company has made no repurchases under this program to date.

Market Information for and Holders of Record of Common Shares

As of December 31, 2022, there were 155 registered record holders of the Parent Company's common shares and 21 holders (other than the Parent Company) of the Operating Partnership's common units. These amounts do not include common shares held by brokers and other institutions on behalf of shareholders. The Parent Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol CUBE. There is no established trading market for units of the Operating Partnership.

Tax Characterization of Distributions

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as a capital gain or may constitute a tax-free return of capital. Annually, we provide each of the Parent Company's common shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Parent Company's dividends for 2022 consisted of an 88.7377% ordinary income distribution and an 11.2623% capital gain distribution.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder's basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a shareholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Recent Sales of Unregistered Equity Securities and Use of Proceeds

Recent Sales of Operating Partnership Unregistered Equity Securities

None.

Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return, assuming reinvestment of dividends, on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 Index and (iii) the FTSE NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2017 and ending December 31, 2022.



		For the year ended December 31,				
Index	2017	2018	2019	2020	2021	2022
CubeSmart	100.00	103.42	118.02	131.79	230.09	169.55
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
FTSE NAREIT All Equity REIT Index	100.00	95.96	123.46	117.14	165.51	124.22

ITEM 6. *[Reserved]*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report. Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Report entitled "Forward-Looking Statements". Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Report entitled "Risk Factors".

Overview

We are an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management and acquisition of self-storage properties. The Parent Company's operations are conducted solely through the Operating Partnership and its subsidiaries. The Parent Company has elected to be taxed as a REIT for U.S. federal income tax purposes. As of December 31, 2022 and 2021, we owned (or partially owned and consolidated) 611 self-storage properties totaling approximately 44.1 million rentable square feet and 607 self-storage properties totaling approximately 43.6 million rentable square feet, respectively. As of December 31, 2022, we owned stores in the District of Columbia and the following 24 states: Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah and Virginia. In addition, as of December 31, 2022, we managed 668 stores for third parties (including 77 stores containing an aggregate of approximately 5.6 million net rentable square feet as part of six separate unconsolidated real estate ventures), bringing the total number of stores we owned and/or managed to 1,279. As of December 31, 2022, we managed stores for third parties in the District of Columbia and the following 38 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington and Wisconsin.

We derive revenues principally from rents received from customers who rent cubes at our self-storage properties under month-to-month leases. Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage cubes to new customers while maintaining and, where possible, increasing our pricing levels. In addition, our operating results depend on the ability of our customers to make required rental payments to us. Our approach to the management and operation of our stores combines centralized marketing, revenue management and other operational support with local operations teams that provide market-level oversight and management. We believe this approach allows us to respond quickly and effectively to changes in local market conditions and maximize revenues by managing rental rates and occupancy levels.

We typically experience seasonal fluctuations in the occupancy levels of our stores, which are generally slightly higher during the summer months due to increased moving activity.

Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending and moving trends, as well as to increased bad debts due to recessionary pressures. Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

We continue our focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage properties.

We have one reportable segment: we own, operate, develop, manage and acquire self-storage properties.

Our self-storage properties are located in major metropolitan and suburban areas and have numerous customers per store. No single customer represents a significant concentration of our revenues. Our stores in New York, Florida, California and Texas provided approximately 16%, 15%, 11% and 9%, respectively, of total revenues for the year ended December 31, 2022.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies and estimates that management believes are critical to the preparation of the consolidated financial statements included in this Report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this Report. A summary of significant accounting policies is also provided in note 2 to our consolidated financial statements. These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty. Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on the consolidation of VIEs. To the extent that the Company (i) has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and (ii) has the obligation or rights to absorb the VIE's losses or receive its benefits, then the Company is considered the primary beneficiary. The Company may also consider additional factors included in the authoritative guidance, such as whether or not it is the partner in the VIE that is most closely associated with the VIE. When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and in which the limited partners do not have substantive participating rights, or the ability to dissolve the entity or remove the Company without cause nor substantive participating rights.

Self-Storage Properties

The Company records self-storage properties at cost less accumulated depreciation. Depreciation on the buildings, improvements and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized. Repairs and maintenance costs are expensed as incurred.

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.

Allocations to land, building and improvements and equipment are recorded based upon their respective fair values as estimated by management. If appropriate, the Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible asset is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the storage leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles associated with storage leases assumed at acquisition. Above- or below- market lease intangibles associated with assumed leases in which the Company serves as lessee are recorded as an adjustment to the right-of-use asset and reflect the difference between the contractual amounts to be paid pursuant to each in-place lease and management's estimate of fair market lease rates. These amounts are amortized over the term of the lease. To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Long-lived assets classified as "held for use" are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the store's basis is recoverable. If a store's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during the years ended December 31, 2022, 2021 and 2020.

The Company considers long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell an asset (or group of assets), (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to be completed within one year,

(e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. However, each potential transaction is evaluated based on its separate facts and circumstances. Assets classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell and are not depreciated. The California Yacht Club, which we acquired through our acquisition of LAACO in 2021, has been classified as held for sale as of December 31, 2022. There were no stores classified as held for sale as of December 31, 2022.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting when it is determined that the Company has the ability to exercise significant influence over the venture. Under the equity method, investments in unconsolidated real estate ventures are recorded initially at cost, as investments in real estate entities, and subsequently adjusted for equity in earnings (losses) and cash contributions, less cash distributions and impairments. On a periodic basis, management also assesses whether there are any indicators that the carrying value of the Company's investments in unconsolidated real estate entities may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third-party appraisals. There were no impairment losses related to the Company's investments in unconsolidated real estate ventures recognized during the years ended December 31, 2022, 2021 and 2020.

Differences between the Company's net investment in unconsolidated real estate ventures and its underlying equity in the net assets of the ventures are primarily a result of the Company acquiring interests in existing unconsolidated real estate ventures. As of December 31, 2022 and 2021, the Company's net investment in unconsolidated real estate ventures was greater than its underlying equity in the net assets of the unconsolidated real estate ventures by an aggregate of $32.7 million and $33.6 million, respectively. These differences are amortized over the lives of the self-storage properties owned by the real estate ventures. This amortization is included in equity in earnings of real estate ventures on the Company's consolidated statements of operations.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements affecting our business, see note 2 to the Company's consolidated financial statements.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto. Historical results set forth in the consolidated statements of operations reflect only the existing stores for each period presented and should not be taken as indicative of future operations. We consider our same-store portfolio to consist of only those stores owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. We consider a store to be stabilized once it has achieved an occupancy rate that we believe, based on our assessment of market-specific data, is representative of similar self-storage assets in the applicable market for a full year measured as of the most recent January 1 and has not been significantly damaged by natural disaster or undergone significant renovation. We believe that same-store results are useful to investors in evaluating our performance because they provide information relating to changes in store-level operating performance without taking into account the effects of acquisitions, developments or dispositions. As of December 31, 2022, we owned 521 same-store properties and 90 non same-store properties. All of the non same-store properties were 2021 and 2022 acquisitions, dispositions, developed stores, stores with a significant portion of net rentable square footage taken out of service or stores that have not yet reached stabilization as defined above. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Report.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. As of December 31, 2022, 2021 and 2020, we owned (or partially owned and consolidated) 611, 607 and 543 self-storage properties and related assets, respectively.

The following table summarizes the change in number of owned stores from January 1, 2020 through December 31, 2022:

	2022	2021	2020
Balance - January 1	607	543	523
Stores acquired	1	—	1
Stores developed	—	1	—
Stores combined [1]	—	(1)	—
Balance - March 31	608	543	524
Stores acquired [2]	1	2	2
Stores developed	1	2	1
Stores combined [1]	(1)	—	—
Balance - June 30	609	547	527
Stores acquired	1	2	—
Stores developed	1	—	—
Stores sold	—	(4)	—
Balance - September 30	611	545	527
Stores acquired	—	62	18
Stores developed	—	1	—
Stores combined [3]	—	—	(1)
Stores sold	—	(1)	(1)
Balance - December 31	611	607	543

(1) On June 21, 2022 and March 3, 2021, we completed development of new stores located in Vienna, VA and Arlington, VA for approximately $21.8 million and $26.4 million, respectively. In each case, the developed store is located adjacent to an existing consolidated joint venture store. Given this proximity, each developed store has been combined with the adjacent existing store in our store count upon opening, as well as for operational and reporting purposes.

(2) For the quarter ended June 30, 2021, includes one store acquired by a consolidated joint venture in which we hold a 50% interest.

(3) On November 10, 2020, we acquired a store located in Merritt Island, FL for approximately $3.9 million. The store acquired is located in near proximity to an existing wholly-owned store. Given their proximity to each other, the acquired store has been combined with the existing store in our store count, as well as for operational and reporting purposes.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021 (dollars in thousands)

	Same-Store Property Portfolio				Non Same-Store Properties		Other/ Eliminations		Total Portfolio			
	2022	2021	Change	% Change	2022	2021	2022	2021	2022	2021	Change	% Change
REVENUES:												
Rental income	$ 744,094	$ 661,989	$ 82,105	12.4 %	$ 135,195	$ 45,762	$ —	$ —	$ 879,289	$ 707,751	$ 171,538	24.2 %
Other property related income	32,844	27,469	5,375	19.6 %	4,755	1,836	58,567	54,300	96,166	83,605	12,561	15.0 %
Property management fee income	—	—	—	0.0 %	—	—	34,169	31,208	34,169	31,208	2,961	9.5 %
Total revenues	776,938	689,458	87,480	12.7 %	139,950	47,598	92,736	85,508	1,009,624	822,564	187,060	22.7 %
OPERATING EXPENSES:												
Property operating expenses	207,023	201,070	5,953	3.0 %	42,814	15,331	43,423	35,703	293,260	252,104	41,156	16.3 %
NET OPERATING INCOME:	569,915	488,388	81,527	16.7 %	97,136	32,267	49,313	49,805	716,364	570,460	145,904	25.6 %
Store count	521	521			90	86			611	607		
Total square footage	36,850	36,850			7,257	6,745			44,107	43,595		
Period end occupancy	92.1 %	93.3 %			81.0 %	85.1 %			90.3 %	92.0 %		
Period average occupancy	94.0 %	94.6 %										
Realized annual rent per occupied sq. ft. [1]	$ 21.49	$ 18.99										
Depreciation and amortization									310,610	232,049	78,561	33.9 %
General and administrative									54,623	47,809	6,814	14.3 %
Subtotal									365,233	279,858	85,375	30.5 %
OTHER (EXPENSE) INCOME												
Interest:												
Interest expense on loans									(93,284)	(78,448)	(14,836)	(18.9)%
Loan procurement amortization expense									(3,897)	(8,168)	4,271	52.3 %
Loss on early extinguishment of debt									—	(20,328)	20,328	100.0 %
Equity in earnings of real estate ventures									48,877	25,275	23,602	93.4 %
Gains from sales of real estate, net									—	32,698	(32,698)	(100.0)%
Other									(10,355)	(10,818)	463	4.3 %
Total other expense									(58,659)	(59,789)	1,130	1.9 %
NET INCOME									292,472	230,813	61,659	26.7 %
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS												
Noncontrolling interests in the Operating Partnership									(1,931)	(7,873)	5,942	75.5 %
Noncontrolling interests in subsidiaries									722	542	180	33.2 %
NET INCOME ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS									$ 291,263	$ 223,482	$ 67,781	30.3 %

(1)   Realized annual rent per occupied square foot is computed by dividing rental income by the weighted average occupied square feet for the period.

Revenues

Rental income increased from $707.8 million in 2021 to $879.3 million in 2022, an increase of $171.5 million, or 24.2%. This increase was primarily attributable to $89.4 million of additional rental income from the stores acquired or opened in 2021 and 2022 included in our non-same-store portfolio. The $82.1 million increase in same-store rental income was due primarily to an increase in rental rates for new and existing customers. Realized annual rent per occupied square foot in our same-store portfolio increased 13.2% as a result of higher rental rates for new and existing customers for 2022 compared to 2021.

Other property related income increased from $83.6 million in 2021 to $96.2 million in 2022, an increase of $12.6 million, or 15.0%. The $5.4 million increase in same-store other property related income was mainly attributable to a $4.4 million increase in fee revenue. The increase was also due to a $4.2 million increase in customer storage protection plan participation at our owned and managed stores.

Operating Expenses

Property operating expenses increased from $252.1 million in 2021 to $293.3 million in 2022, an increase of $41.2 million, or 16.3%. This increase was primarily attributable to $27.5 million of increased expenses associated with newly acquired or developed stores. The $6.0 million increase in property operating expenses in the same-store portfolio was primarily due to a $4.7 million increase in property taxes.

Depreciation and amortization increased from $232.0 million in 2021 to $310.6 million in 2022, an increase of $78.6 million, or 33.9%. This increase was primarily attributable to depreciation and amortization associated with newly acquired or developed stores.

General and administrative expenses increased from $47.8 million in 2021 to $54.6 million in 2022, an increase of $6.8 million, or 14.3%. This increase was primarily attributable to increased personnel expenses.

Other (expense) income

Interest expense on loans increased from $78.4 million in 2021 to $93.3 million in 2022, an increase of $14.8 million, or 18.9%. The increase was attributable to a higher amount of outstanding debt during 2022 compared to 2021. To fund a portion of our growth, our average outstanding debt balance increased by $788.2 million to $3.14 billion during 2022 as compared to $2.35 billion during 2021, partially offset by lower interest rates during the 2022 period. The weighted average effective interest rate on the Company's outstanding debt for the years ended December 31, 2022 and 2021 was 2.94% and 3.36%, respectively.

Loss on early extinguishment of debt was $20.3 million for the year ended December 31, 2021. This amount was related to the early redemption of $300.0 million of outstanding 4.375% senior notes due 2023 (the "2023 Notes"). There were no such losses for the year ended December 31, 2022.

Equity in earnings of real estate ventures increased from $25.3 million in 2021 to $48.9 million in 2022, an increase of $23.6 million, or 93.4%. The increase was mainly due to gains associated with sales of real estate within our unconsolidated real estate ventures. During the year ended December 31, 2022, our portion of the gains related to HVPSE's sale of all 14 of its stores was $45.7 million. During the year ended December 31, 2021, our portion of the gains related to HHF's sale of seven stores was $23.5 million. See note 5 to our consolidated financial statements.

Gains from sales of real estate, net were $32.7 million for the year ended December 31, 2021. There were no such gains for the year ended December 31, 2022. These gains are determined on a transactional basis and, accordingly, are not comparable across reporting periods.

For the years ended December 31, 2022 and 2021, the component of other (expense) income designated as other includes $10.5 million and $15.0 million, respectively, of transaction-related expenses comprised primarily of severance costs associated with the acquisition of LAACO.

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Refer to the section entitled "Results of Operations" within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021 for a comparison of the year ended December 31, 2021 to the year ended December 31, 2020.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as "NOI", as total continuing revenues less continuing property operating expenses. NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, loss on early extinguishment of debt, acquisition related costs, equity in losses of real estate ventures, other expense, depreciation and amortization expense, general and administrative expense, and deducting from net income (loss): equity in earnings of real estate ventures, gains from sales of real estate, net, other income, gains from remeasurement of investments in real estate ventures and interest income. NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our stores, and for all of our stores in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

- it is one of the primary measures used by our management and our store managers to evaluate the economic productivity of our stores, including our ability to lease our stores, increase pricing and occupancy and control our property operating expenses;

- it is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

- it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

FFO

Funds from operations ("FFO") is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. The April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts, as amended and restated, defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate and related impairment charges, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a key performance indicator in evaluating the operations of our stores. Given the nature of our business as a real estate owner and operator, we consider FFO a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States. We believe that FFO is useful to management and investors as a starting point in measuring our operational performance because FFO excludes various items included in net income that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of real estate, gains from remeasurement of investments in real estate ventures, impairments of depreciable assets and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies.

FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance. FFO does not represent cash generated from operating activities determined in accordance with GAAP and is not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO should be compared with our reported net income and considered in addition to cash flows computed in accordance with GAAP, as presented in our consolidated financial statements.

FFO, as adjusted

FFO, as adjusted represents FFO as defined above, excluding the effects of acquisition related costs, gains or losses from early extinguishment of debt, and non-recurring items, which we believe are not indicative of the Company's operating results. We present FFO, as adjusted because we believe it is a helpful measure in understanding our results of operations insofar as we believe that the items noted above that are included in FFO, but excluded from FFO, as adjusted are not indicative of our ongoing operating results. We also believe that investors, analysts and other stakeholders consider our FFO, as adjusted (or similar measures using different terminology) when evaluating us. Because other REITs or real estate companies may not compute FFO, as adjusted in the same manner as we do, and may use different terminology, our computation of FFO, as adjusted may not be comparable to FFO, as adjusted reported by other REITs or real estate companies.

The following table presents a reconciliation of net income to FFO and FFO, as adjusted, for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
	2022	2021
Net income attributable to the Company's common shareholders	$ 291,263	$ 223,482
Add (deduct):		
Real estate depreciation and amortization:		
Real property	305,845	226,599
Company's share of unconsolidated real estate ventures	9,320	8,510
Gains from sales of real estate, net [1]	(45,705)	(56,181)
Noncontrolling interests in the Operating Partnership	1,931	7,873
FFO attributable to the Company's common shareholders and OP unitholders	$ 562,654	$ 410,283
Add (deduct):		
Loss on early repayment of debt [2]	—	20,884
Transaction-related expenses [3]	10,546	14,986
Loan forgiveness income [4]	—	(1,546)
Bridge loan fee [5]	—	4,000
Property damage related to hurricane, net of expected insurance proceeds	1,266	—
FFO, as adjusted, attributable to the Company's common shareholders and OP unitholders	$ 574,466	$ 448,607
Weighted average diluted shares outstanding	225,881	205,009
Weighted average diluted units outstanding	1,521	7,117
Weighted average diluted shares and units outstanding	227,402	212,126

(1) The years ended December 31, 2022 and 2021 included gains of $45.7 million and $23.5 million, respectively, related to sales of real estate within the Company's unconsolidated real estate ventures. These amounts are included in the Company's share of equity in earnings of real estate ventures.

(2) For the year ended December 31, 2021, $20.0 million relates to a prepayment premium and $0.3 million relates to a write-off of unamortized loan procurement costs associated with the Company's redemption, in full, of its $300.0 million of outstanding 4.380% senior notes due on December 23, 2021. Additionally, for the year ended December 31, 2021, $0.6 million relates to debt modification costs that are included in the Company's share of equity in earnings of real estate ventures.

(3) For the year ended December 31, 2022, transaction-related expenses include severance expenses ($10.3 million) and other transaction expenses ($0.2 million). For the year ended December 31, 2021, transaction-related expenses include severance expenses ($14.8 million) and other transaction expenses ($0.2 million). Prior to our acquisition of LAACO on December 9, 2021, the predecessor company entered into severance agreements with certain employees, including members of their executive team. These costs were known to us and the assumption of the obligation to make these payments post-closing was contemplated in our net consideration paid in the transaction. In accordance with GAAP, and based on the specific details of the arrangements with the employees prior to closing, these costs are considered post-combination compensation expenses. Transaction-related expenses are included in the component of other (expense) income designated as Other.

(4) The Company assumed a Paycheck Protection Program loan in conjunction with the LAACO transaction. This loan was subsequently forgiven by the Small Business Administration and the associated income is included in the component of other (expense) income designated as Other.

(5) Relates to a nonrefundable commitment fee to obtain bridge financing in the event that the Company's November 2021 senior note offerings were delayed, or could not be executed, in advance of the LAACO transaction. Upon issuance of the senior notes, the bridge financing commitment expired and the fee was fully amortized. The amortization of this fee is included in loan procurement amortization expense.

Cash Flows

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2022 and 2021 is as follows:

Net cash provided by (used in):	Year Ended December 31, 2022	2021	Change
		(in thousands)	
Operating activities	$ 591,466	$ 449,185	$ 142,281
Investing activities	$ (48,767)	$ (1,852,668)	$ 1,803,901
Financing activities	$ (547,092)	$ 1,410,572	$ (1,957,664)

Cash provided by operating activities increased from $449.2 million for the year ended December 31, 2021 to $591.5 million for the year ended December 31, 2022, reflecting an increase of $142.3 million. Our increased cash flow from operating activities was primarily attributable to stores acquired and developed during 2021 and 2022 and increased net operating income levels in the same-store portfolio in the 2022 period as compared to the corresponding 2021 period.

Cash used in investing activities decreased from $1,852.7 million for the year ended December 31, 2021 to $48.8 million for the year ended December 31, 2022, reflecting a decrease of $1,803.9 million. The change was primarily driven by the $1,679.0 million of cash used for the acquisition of LAACO in 2021. There were no acquisitions of the scale of the LAACO transaction during the 2022 period. Excluding the storage properties acquired through the acquisition of LAACO, cash used during the year ended December 31, 2021 included the acquisition of nine stores (including the acquisition of a 50% membership interest in a consolidated joint venture that owns a single store) for an aggregate net purchase price of $152.8 million. Cash used during the year ended December 31, 2022 related to the acquisition of three stores and land for an aggregate net purchase price of $89.3 million. The change was also driven by a decrease in development costs of $45.5 million due to fewer development projects under construction. We completed the development of six stores during 2021 and 2022 and began construction on two new stores during the same time period.

Cash provided by financing activities was $1,410.6 million for the year ended December 31, 2021 compared to cash used in financing activities of $547.1 million for the year ended December 31, 2022, reflecting a change of $1,957.7 million. During the year ended December 31, 2021, we received net proceeds from unsecured senior notes of $1,043.4 million while making principal payments of $300.0 million on unsecured senior notes. There were no senior note transactions during the 2022 period. There was also a decrease of $960.8 million in proceeds received from the issuance of common shares, primarily as a result of our underwritten offering of 15.5 million common shares to partially fund the LAACO acquisition in 2021 with no similar transactions during the 2022 period. Additionally, cash distributions paid to common shareholders increased $113.3 million due to increases in the common dividend per share and the number of shares outstanding. These changes were offset by an $84.8 million decrease in principal payments on mortgage loans due to the repayment of two secured loans and the repayment of LAACO's outstanding long-term debt at closing during the 2021 period with no comparable repayments during the 2022 period.

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Refer to the section entitled "Cash Flows" within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021 for a comparison of the year ended December 31, 2021 to the year ended December 31, 2020.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity used to fund debt service, distributions and capital expenditures. We derive substantially all of our revenue from customers who lease space at our stores and fees earned from managing stores. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers. We believe that the properties in which we invest, self-storage properties, are less sensitive than other real estate product types to near-term economic downturns. However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, the Parent Company is required to distribute at least 90% of its REIT taxable income, excluding capital gains, to its shareholders on an annual basis and must pay federal income tax on undistributed income to the extent it distributes less than 100% of its REIT taxable income. The nature of our business, coupled with the requirement that we distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short and long term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our stores, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders, capital expenditures and the development of new stores. These funding requirements will vary from year to year, in some cases significantly. In the 2023 fiscal year, we expect recurring capital expenditures to be approximately $15.0 million to $20.0 million, planned capital improvements and store upgrades to be approximately $11.0 million to $16.0 million and costs associated with the development of new stores to be approximately $20.0 million to $30.0 million. Our currently scheduled principal payments on debt are approximately $32.6 million in 2023.

Our most restrictive financial covenants limit the amount of additional leverage we can add; however, we believe cash flows from operations, access to equity financing, including through our at-the-market equity program and available borrowings under our Revolver (defined below) provide adequate sources of liquidity to enable us to execute our current business plan and remain in compliance with our covenants.

Our liquidity needs beyond 2023 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating stores; (iii) acquisitions of additional stores; and (iv) development of new stores. We will have to satisfy the portion of our needs not covered by cash flow from operations through additional borrowings, including borrowings under our Revolver, sales of common or preferred shares of the Parent Company and common or preferred units of the Operating Partnership and/or cash generated through store dispositions and joint venture transactions.

We believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, we cannot provide any assurance that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing. There can be no assurance that such capital will be readily available in the future. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

As of December 31, 2022, we had approximately $6.1 million in available cash and cash equivalents. In addition, we had approximately $788.5 million of availability for borrowings under our Revolver.

Unsecured Senior Notes

Our unsecured senior notes are summarized as follows (collectively referred to as the "Senior Notes"):

Unsecured Senior Notes	December 31,		Effective Interest Rate	Issuance Date	Maturity Date
	2022	2021			
	(in thousands)				
$300M 4.000% Guaranteed Notes due 2025 [1]	$ 300,000	$ 300,000	3.99 %	Various [1]	Nov-25
$300M 3.125% Guaranteed Notes due 2026	300,000	300,000	3.18 %	Aug-16	Sep-26
$550M 2.250% Guaranteed Notes due 2028	550,000	550,000	2.33 %	Nov-21	Dec-28
$350M 4.375% Guaranteed Notes due 2029	350,000	350,000	4.46 %	Jan-19	Feb-29
$350M 3.000% Guaranteed Notes due 2030	350,000	350,000	3.04 %	Oct-19	Feb-30
$450M 2.000% Guaranteed Notes due 2031	450,000	450,000	2.10 %	Oct-20	Feb-31
$500M 2.500% Guaranteed Notes due 2032	500,000	500,000	2.59 %	Nov-21	Feb-32
Principal balance outstanding	2,800,000	2,800,000			
Less: Discount on issuance of unsecured senior notes, net	(11,801)	(13,455)			
Less: Loan procurement costs, net	(15,849)	(18,336)			
Total unsecured senior notes, net	$ 2,772,350	$ 2,768,209			

(1) On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership's 4.000% senior notes due November 15, 2025 issued on October 26, 2015. The $50.0 million and $250.0 million tranches were priced at 101.343% and 99.735%, respectively, of the principal amount to yield 3.811% and 4.032%, respectively, to maturity. The combined weighted average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1.0 after giving effect to the incurrence of the debt. The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt. The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2022, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

Revolving Credit Facility

On December 9, 2011, we entered into a credit agreement (the "Credit Facility"), which was subsequently amended and restated. On October 26, 2022, we again amended and restated, in its entirety, our Credit Facility (the "Second Amended and Restated Credit Facility") which, subsequent to the amendment and restatement, is comprised of an $850.0 million unsecured revolving facility (the "Revolver") maturing on February 15, 2027. Under the Second Amended and Restated Credit Facility, pricing on the Revolver is dependent upon our unsecured debt credit ratings and leverage levels. At our current unsecured debt credit ratings and leverage levels, amounts drawn under the Revolver are priced using a margin of 0.775% plus a facility fee of 0.15% over SOFR and a 0.10% SOFR adjustment.

As of December 31, 2022, borrowings under the Revolver had an interest rate of 5.33%. Additionally, as of December 31, 2022, $788.5 million was available for borrowing under the Revolver. The available balance under the Revolver is reduced by an outstanding letter of credit of $0.6 million.

Under the Second Amended and Restated Credit Facility, our ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include, among other things, (1) a maximum total indebtedness to total asset value of 60.0%, and (2) a minimum fixed charge coverage ratio of 1.5:1.0. As of and for the year ended December 31, 2022, the Operating Partnership was in compliance with all of its financial covenants.

Issuance of Common Shares

On November 19, 2021 we closed an underwritten offering of 15.5 million common shares at a public offering price of $51.00 per share, resulting in net proceeds of $765.6 million, after deducting offering costs.

We maintain an at-the-market equity program that enables us to offer and sell up to 60.0 million common shares through sales agents pursuant to equity distribution agreements (the "Equity Distribution Agreements"). Our sales activity under the program for the years ended December 31, 2022, 2021 and 2020 is summarized below:

	For the year ended December 31,					
	2022		2021		2020	
	(dollars and shares in thousands, except per share amounts)					
Number of shares sold		102		4,982		3,627
Average sales price per share	$	50.64	$	40.57	$	33.69
Net proceeds after deducting offering costs	$	4,936	$	199,977	$	120,727

We used proceeds from sales of common shares under the program during the years ended December 31, 2022, 2021 and 2020 to fund the acquisition and development of storage properties and for general corporate purposes. As of December 31, 2022, 2021 and 2020, 5.8 million common shares, 5.9 million common shares and 10.9 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

Other Material Changes in Financial Position

	December 31,					
	2022		**2021**			**Change**
			(in thousands)			
Selected Assets						
Storage properties, net	$	6,048,003	$	6,097,670	$	(49,667)
Investment in real estate ventures, at equity		105,993		119,751		(13,758)
Assets held for sale		3,745		49,313		(45,568)
Other assets, net		153,982		265,705		(111,723)
Selected Liabilities						
Revolving credit facility		60,900		209,900		(149,000)
Noncontrolling interests in the Operating Partnership	$	57,419	$	108,220	$	(50,801)

Storage properties, net decreased $49.7 million from December 31, 2021 to December 31, 2022, primarily as a result of an increase in accumulated depreciation on existing assets partially offset by the acquisition of three storage properties, additions and improvements to storage properties, and development costs incurred during the year.

Investment in real estate ventures, at equity decreased $13.8 million from December 31, 2021 to December 31, 2022, primarily as the result of the sale by HVPSE of all 14 of its stores during 2022.

Assets held for sale decreased $45.6 million from December 31, 2021 to December 31, 2022 primarily as the result of the sale during 2022 of the Los Angeles Athletic Club, which was acquired in the LAACO acquisition in 2021.

Other assets, net decreased $111.7 million from December 31, 2021 to December 31, 2022, primarily due to the amortization of the value assigned to the in-place leases at the 66 storage properties acquired during 2021.

Revolving credit facility decreased $149.0 million from December 31, 2021 to December 31, 2022 primarily due to an increase in net cash provided by operating activities and a decrease in costs for the acquisition and development of storage properties, which allowed us to use excess cash to pay down the outstanding balance.

Noncontrolling interests in the Operating Partnership decreased $50.8 million from December 31, 2021 to December 31, 2022, primarily due to the decrease in redemption value of the OP units as a result of the decrease in the closing price of the common shares of CubeSmart on the New York Stock Exchange during 2022. In addition, 0.5 million OP units were redeemed for common shares of CubeSmart during 2022.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings or other relationships with other unconsolidated entities (other than our co-investment partnerships) or other persons, also known as variable interest entities not previously discussed.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing market interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we may choose to manage our exposure to fluctuations in market interest rates for a portion of our borrowings through the use of derivative financial instruments such as interest rate swaps or caps to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable-rate debt. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market interest rates chosen.

As of December 31, 2022 our consolidated debt consisted of $2.95 billion of outstanding mortgage loans and notes payable and unsecured senior notes that are subject to fixed rates. Additionally, as of December 31, 2022, there were $60.9 million of outstanding unsecured credit facility borrowings subject to floating rates. Changes in market interest rates have different impacts on the fixed- and variable-rate portions of our debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market interest rates on our variable-rate debt increase by 100 basis points, the increase in annual interest expense on our variable-rate debt would decrease future earnings and cash flows by approximately $0.6 million a year. If market interest rates on our variable-rate debt decrease by 100 basis points, the decrease in interest expense on our variable-rate debt would increase future earnings and cash flows by approximately $0.6 million a year.

If market interest rates increase by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt and unsecured senior notes would decrease by approximately $135.2 million. If market interest rates decrease by 100 basis points, the fair value of our outstanding fixed-rate mortgage debt and unsecured senior notes would increase by approximately $139.0 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this Report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Controls and Procedures (Parent Company)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Parent Company carried out an evaluation, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Parent Company's chief executive officer and chief financial officer have concluded that the Parent Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Parent Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Parent Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Parent Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting of the Parent Company is set forth on page F-2 of this Report, and is incorporated herein by reference. The effectiveness of the Parent Company's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Controls and Procedures (Operating Partnership)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of its management, including the Operating Partnership's chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act).

Based on that evaluation, the Operating Partnership's chief executive officer and chief financial officer have concluded that the Operating Partnership's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by the Operating Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Operating Partnership's management, including the Operating Partnership's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting of the Operating Partnership is set forth on page F-3 of this Report, and is incorporated herein by reference. The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

ITEM 9B. *OTHER INFORMATION*

Amendments to Bylaws

On February 22, 2023, upon the recommendation of the Corporate Governance & Nominating Committee of CubeSmart's Board of Trustees (the "Board"), the Board amended and restated CubeSmart's Fourth Amended and Restated Bylaws by adopting the Fifth Amended and Restated Bylaws (the "Amended and Restated Bylaws"), effective as of such date, to, among other things, implement a proxy access framework.

Implementation of Proxy Access

Section 17 of Article II of the Amended and Restated Bylaws has been added to permit a shareholder, or a group of up to 20 shareholders, to nominate and include trustee candidates constituting up to the greater of two or 20% of the number of trustees in office as of the last day on which notice of a nomination may be delivered pursuant to Section 17 of Article II of the Amended and Restated Bylaws, provided that (i) such shareholder or shareholder group, as applicable, owns 3% or more of CubeSmart's outstanding shares that are entitled to vote in the election of trustees continuously for at least three years, and (ii) such shareholder or shareholder group, as applicable, and the nominee(s) satisfy certain procedural, eligibility and disclosure requirements set forth in Article II, Section 17 of the Amended and Restated Bylaws.

The procedural and eligibility requirements set forth in Article II, Section 17 of the Amended and Restated Bylaws include a requirement that, subject to certain exceptions, a notice of proxy access nomination must be received at the principal executive offices of CubeSmart no later than the 120th day, and no earlier than the 150th day, prior to the first anniversary of the date that the preceding year's proxy statement was first sent to shareholders. Article II, Section 17 of the Amended and Restated Bylaws also includes requirements that the nominating shareholder or shareholder group, as applicable, and the nominee(s) provide certain information, representations and agreements to CubeSmart in order to be eligible for proxy access.

Additional Bylaw Amendments

In addition to the Board's implementation of proxy access, the Amended and Restated Bylaws were also updated to reflect certain procedural requirements related to the Securities and Exchange Commission's recently adopted "universal proxy" rules, as well as certain technical, conforming and clarifying changes in connection therewith. In particular, the Amended and Restated Bylaws provide that, among other things, with respect to shareholder nominees to the Board, (i) the scope of disclosures required by a proposing shareholder seeking to submit a trustee nomination have been expanded to include representations as to whether the shareholder (x) has complied, and will comply, with appliable state law and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the solicitation of such proxies, and (y) intends to solicit proxies in support of trustee nominees other than individuals nominated by the Board in compliance with the requirements of Rule 14a-19 under the Exchange Act, (ii) shareholders are not permitted to solicit proxies from other shareholders using a white colored proxy card, which has been reserved for use by the Board, and (iii) certain other updated procedures and information requirements apply to shareholder nominations of trustees.

The foregoing description of the Amended and Restated Bylaws is qualified in its entirety by reference to a copy of the Amended and Restated Bylaws filed as Exhibit 3.12 to this Annual Report on Form 10-K, which is incorporated by reference herein.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

ITEM 10. *TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.cubesmart.com. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement for the Annual Shareholders Meeting to be held in 2023 (the "Proxy Statement") under the captions "Proposal 1: Election of Trustees," "Executive Officers," "Meetings and Committees of the Board of Trustees," and "Shareholder Proposals and Nominations for the 2023 Annual Meeting." The information required by this item regarding compliance with Section 16(a) of the Exchange Act, if any, is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the caption "Delinquent Section 16(a) Reports," if applicable.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Compensation Committee Report," "Meetings and Committees of the Board of Trustees Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation," "Severance Plan and Potential Payments Upon Termination or Change in Control," and "Trustee Compensation."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	2,537,038	$ 33.10 [(1)]	1,941,786
Equity compensation plans not approved by shareholders	—	—	—
Total	2,537,038	$ 33.10	1,941,786

(1) This number reflects the weighted average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the caption "Security Ownership of Management" and "Security Ownership of Beneficial Owners."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE*

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Corporate Governance - Independence of Trustees," "Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons," and "Transactions With Related Persons."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is hereby incorporated by reference to the material appearing in the Parent Company's Proxy Statement under the captions "Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm" and "- Audit Committee Pre-Approval Policies and Procedures."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this report:

1. *Financial Statements.*

The response to this portion of Item 15 is submitted as a separate section of this report.

2. *Financial Statement Schedules.*

The response to this portion of Item 15 is submitted as a separate section of this report.

3. *Exhibits.*

The list of exhibits filed with this Report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) *Exhibits.* The following documents are filed as exhibits to this report:

3.1*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on May 28, 2015.
3.2*	Articles of Restatement of the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on May 28, 2015.
3.3*	Articles Supplementary to Declaration of Trust of CubeSmart classifying and designating CubeSmart's 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 3.3 to CubeSmart's Form 8-A, filed on October 31, 2011.
3.4*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on November 3, 2016.
3.5*	Certificate of Limited Partnership of U-Store-It, L.P., incorporated by reference to Exhibit 3.1 to CubeSmart, L.P.'s Registration Statement on Form 10, filed on July 15, 2011.

3.6*	Amendment No. 1 to Certificate of Limited Partnership of CubeSmart, L.P., dated September 14, 2011, incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K, filed on September 16, 2011.
3.7*	Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004.
3.8*	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of September 14, 2011, incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K, filed on September 16, 2011.
3.9*	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dated as of November 2, 2011, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on November 2, 2011.
3.10*	Class C Unit Supplement No. 1 to Second Amended and Restated Agreement of Limited Partnership of CubeSmart, L.P. dates as of April 12, 2017, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on April 18, 2017.
3.11*	Articles of Amendment to the Declaration of Trust of CubeSmart, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 2, 2017.
3.12	Fifth Amended and Restated Bylaws of CubeSmart, effective February 22, 2023.
4.1*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.
4.2*	Form of Certificate for CubeSmart's 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, incorporated by reference to Exhibit 4.1 to CubeSmart's Form 8-A, filed on October 31, 2011.
4.3*	Indenture, dated as of September 16, 2011, among CubeSmart, L.P., CubeSmart and U.S. Bank National Association, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3, filed on September 16, 2011.
4.4*	First Supplemental Indenture, dated as of June 26, 2012, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on June 26, 2012.
4.5*	Second Supplemental Indenture, dated as of December 17, 2013, among the Company, the Operating Partnership and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on December 17, 2013.
4.6*	Third Supplemental Indenture, dated as of October 26, 2015, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 26, 2015.
4.7*	Form of $250 million aggregate principal amount of 4.000% senior note due November 15, 2025, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on October 26, 2015.
4.8*	Fourth Supplemental Indenture, dated as of August 15, 2016, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on August 15, 2016.
4.9*	Form of $300 million aggregate principal amount of 3.125% senior notes due September 1, 2026, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on August 15, 2016.
4.10*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on August 15, 2016.

4.11*	Form of $50 million aggregate principal amount of 4.000% senior notes due November 15, 2025, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on April 5, 2017.
4.12*	Fifth Supplemental Indenture, dated as of April 4, 2017, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K, filed on April 5, 2017.
4.13*	Form of $350 million aggregate principal amount of 4.375% senior notes due February 15, 2029, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on January 30, 2019.
4.14*	Sixth Supplemental Indenture, dated as of January 30, 2019, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on January 30, 2019.
4.15*	Form of $350 million aggregate principal amount of 3.000% senior notes due February 15, 2030, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 11, 2019.
4.16*	Form of CubeSmart Notation of Guarantee, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 11, 2019.
4.17*	Seventh Supplemental Indenture, dated of as October 11, 2019, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on October 11, 2019.
4.18*	Form of $450 million aggregate principal amount of 2.000% senior notes due February 15, 2031, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 6, 2020.
4.19*	Form of CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on October 6, 2020.
4.20*	Eighth Supplemental Indenture, dated of as October 6, 2020, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on October 6, 2020.
4.21*	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated herein by reference to Exhibit 4.23 to the Company's Annual Report on Form 10-K, filed on February 21, 2020.
4.22*	Ninth Supplemental Indenture, dated of as November 30, 2021, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed on November 30, 2021.
4.23*	Form of $550 million aggregate principal amount of 2.25% senior notes due December 15, 2028, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on November 30, 2021.
4.24*	Form of CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on November 30, 2021.
4.25*	Form of $500 million aggregate principal amount of 2.50% senior notes due February 15, 2032, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on November 30, 2021.
4.26*	Form of CubeSmart Guarantee, incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on November 30, 2021.
4.27*	Tenth Supplemental Indenture, dated of as November 30, 2021, among CubeSmart, CubeSmart, L.P. and U.S. Bank National Association, incorporated herein by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K, filed on November 30, 2021.

10.1*†	Form of Indemnification Agreement for Trustees and Executive Officers, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 17, 2022.
10.2*†	Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.
10.3*†	Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.
10.4*†	Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.
10.5*†	Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 25, 2008.
10.6*†	Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 25, 2008.
10.7*†	U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.
10.8*†	U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.
10.9*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 6, 2005.
10.10*†	Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K, filed on February 28, 2013.
10.11*†	Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K, filed on February 28, 2013.
10.12*†	Form of 2012 Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 31, 2012.
10.13*†	Form of Restricted Share Unit Award Agreement (2-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K, filed on February 28, 2013.
10.14*†	Form of Performance-Vested Restricted Share Unit Award Agreement under the CubeSmart 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K, filed on February 28, 2013.
10.15*	Waiver of Ownership Limitation, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 6, 2013.
10.16*†	Advisory Agreement, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 8, 2013.

10.17*† Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.58 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.18*† Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.19*† Form of Performance Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.20*† Form of Performance Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.21*† Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.63 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.22*† Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.23*† Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.65 to the Company's Annual Report on Form 10-K, filed on February 28, 2014.

10.24*† Amended and Restated CubeSmart 2007 Equity Incentive Plan, effective June 1, 2016, incorporated by reference to Appendix A to the Company's Definitive Proxy Statement, filed on April 14, 2016.

10.25*† CubeSmart Executive Severance Plan, effective January 1, 2017, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on November 4, 2016.

10.26*† Form of Non-Qualified Share Option Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.27*† Form of Non-Qualified Share Option Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.28*† Form of Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.29*† Form of Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.30*† Form of Restricted Share Award Agreement (5-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.31*† Form of Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.32*† Form of Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.

10.33*†	Form of Performance-Vested Restricted Share Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.
10.34*†	Form of Performance-Vested Restricted Share Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.50 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.
10.35*†	Form of Performance-Vested Restricted Share Unit Award Agreement for Executive Officers (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.
10.36*†	Form of Performance-Vested Restricted Share Unit Award Agreement (3-Year Vesting) under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K, filed on February 17, 2017.
10.37*†	Form of Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on January 3, 2019.
10.38*†	Form of Non-Qualified Share Option Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on January 3, 2019.
10.39*†	Form of Performance-Vested Restricted Share Agreement under the CubeSmart 2007 Equity Incentive Plan, as amended and restated, effective June 1, 2016, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, filed on January 3, 2019.
10.40*	Second Amended and Restated Credit Agreement, dated as of October 26, 2022, by and among CubeSmart, L.P., CubeSmart, the lenders referred to therein, and Wells Fargo Bank, National Association, as administrative agent for the Lenders, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on October 28, 2022.
10.41*	Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Wells Fargo Securities, LLC, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed on March 4, 2020.
10.42*	Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and BofA Securities, Inc., incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K, filed on March 4, 2020.
10.43*	Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and BMO Capital Markets Corp., incorporated by reference to Exhibit 1.3 to the Company's Current Report on Form 8-K, filed on March 4, 2020.
10.44*	Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Jefferies LLC, incorporated by reference to Exhibit 1.4 to the Company's Current Report on Form 8-K, filed on March 4, 2020.
10.45*	Second Amended and Restated Equity Distribution Agreement, dated March 4, 2020, by and among CubeSmart, CubeSmart, L.P. and Barclays Capital Inc., incorporated by reference to Exhibit 1.5 to the Company's Current Report on Form 8-K, filed on March 4, 2020.
10.46*	Agreement and Plan of Merger, by and among LAACO, Ltd., CubeSmart, L.P., CS West Merger Sub, L.P. and Stability LLC, dated as of November 15, 2021, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed on November 15, 2021.

21.1	List of Subsidiaries.
23.1	Consent of KPMG LLP relating to financial statements of CubeSmart.
23.2	Consent of KPMG LLP relating to financial statements of CubeSmart, L.P.
31.1	Certification of Chief Executive Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of CubeSmart required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3	Certification of Chief Executive Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4	Certification of Chief Financial Officer of CubeSmart, L.P. required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Executive Officer and Chief Financial Officer of CubeSmart, L.P. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Material United States Federal Income Tax Considerations.
101	The following CubeSmart and CubeSmart, L.P. financial information for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements, detailed tagged and filed herewith.
104	Cover Page Interactive Data File – embedded within the Inline XBRL document (included as Exhibit 101).

*	Incorporated herein by reference as above indicated.
†	Denotes a management contract or compensatory plan, contract or arrangement.

ITEM 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUBESMART

By: /s/ Timothy M. Martin
        Timothy M. Martin
        Chief Financial Officer

Date: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Deborah Ratner Salzberg Deborah Ratner Salzberg	Chair of the Board of Trustees	February 24, 2023
/s/ Christopher P. Marr Christopher P. Marr	Chief Executive Officer and Trustee (Principal Executive Officer)	February 24, 2023
/s/ Timothy M. Martin Timothy M. Martin	Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2023
/s/ Piero Bussani Piero Bussani	Trustee	February 24, 2023
/s/ Jit Kee Chin Jit Kee Chin	Trustee	February 24, 2023
/s/ Dorothy Dowling Dorothy Dowling	Trustee	February 24, 2023
/s/ John W. Fain John W. Fain	Trustee	February 24, 2023
/s/ Jair K. Lynch Jair K. Lynch	Trustee	February 24, 2023
/s/ John F. Remondi John F. Remondi	Trustee	February 24, 2023
/s/ Jeffrey F. Rogatz Jeffrey F. Rogatz	Trustee	February 24, 2023

FINANCIAL STATEMENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON CUBESMART INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart (the "REIT") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the REIT's management is required to assess the effectiveness of the REIT's internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the REIT's internal control over financial reporting is effective.

The REIT's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The REIT's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the REIT;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the REIT are being made only in accordance with the authorization of the REIT's management and its Board of Trustees; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the REIT's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the REIT's management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2022, the REIT's internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP (Philadelphia, Pennsylvania; PCAOB ID #185), an independent registered public accounting firm, as stated in their report that appears herein.

February 24, 2023

MANAGEMENT'S REPORT ON CUBESMART, L.P. INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of CubeSmart, L.P. (the "Partnership") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Partnership's management is required to assess the effectiveness of the Partnership's internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Partnership's internal control over financial reporting is effective.

The Partnership's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Partnership's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Partnership;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Partnership are being made only in accordance with the authorization of the Partnership's management and its Board of Trustees; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Partnership's management, including the principal executive officer and principal financial officer, management conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2022, the Partnership's internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP (Philadelphia, Pennsylvania; PCAOB ID #185), an independent registered public accounting firm, as stated in their report that appears herein.

February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of CubeSmart:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of storage properties for impairment

As discussed in notes 2 and 3 to the consolidated financial statements, the Company had $6.0 billion of storage properties, net of accumulated depreciation as of December 31, 2022. The Company performs an impairment assessment whenever events or changes in circumstances indicate that there may be an impairment. This involves comparing the undiscounted future net operating cash flows plus a terminal value to the carrying amount of the storage property.

We identified the evaluation of storage properties for impairment as a critical audit matter. The Company uses revenue and expense growth rates, and terminal value capitalization rate assumptions in determining estimated future cash flows as part of its impairment assessment. Changes to these assumptions could have a significant impact on the determination of recoverability of the carrying amount of a storage property and involved subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's storage property impairment process, including controls related to the use of the revenue and expense growth rates, and terminal value capitalization rate assumptions. We assessed the Company's forecasted growth rates against the Company's historical growth rates and published reports of industry data. We evaluated the Company's expected terminal value capitalization rates by comparing them to published reports of industry data and historical transactions of the Company. We also identified the threshold rates at which the revenue and expense growth rates and terminal value capitalization rate assumptions would indicate the storage property may be impaired and analyzed those threshold rates against the published industry data and historical results.

/s/ KPMG LLP

We have served as the Company's auditor since 2009.

Philadelphia, Pennsylvania
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Partners of CubeSmart, L.P. and the Board of Trustees of CubeSmart:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CubeSmart, L.P. and subsidiaries (the Partnership) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2023 expressed an unqualified opinion on the effectiveness of the Partnership's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of storage properties for impairment

As discussed in notes 2 and 3 to the consolidated financial statements, the Partnership had $6.0 billion of storage properties, net of accumulated depreciation as of December 31, 2022. The Partnership performs an impairment assessment whenever events or changes in circumstances indicate that there may be an impairment. This involves comparing the undiscounted future net operating cash flows plus a terminal value to the carrying amount of the storage property.

We identified the evaluation of storage properties for impairment as a critical audit matter. The Partnership uses revenue and expense growth rates, and terminal value capitalization rate assumptions in determining estimated future cash flows as part of its impairment assessment. Changes to these assumptions could have a significant impact on the determination of recoverability of the carrying amount of a storage property and involved subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's storage property impairment process, including controls related to the use of the revenue and expense growth rates, and terminal value capitalization rate assumptions. We assessed the Company's forecasted growth rates against the Company's historical growth rates and published reports of industry data. We evaluated the Company's expected terminal value capitalization rates by comparing them to published reports of industry data and historical transactions of the Company. We also identified the threshold rates at which the revenue and expense growth rates and terminal value capitalization rate assumptions would indicate the storage property may be impaired and analyzed those threshold rates against the published industry data and historical results.

/s/ KPMG LLP

We have served as the Partnership's auditor since 2009.

Philadelphia, Pennsylvania
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of CubeSmart:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on CubeSmart Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Partners of CubeSmart, L.P. and the Board of Trustees of CubeSmart:

Opinion on Internal Control Over Financial Reporting

We have audited CubeSmart, L.P. and subsidiaries' (the Partnership) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on CubeSmart, L.P. Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2023

CUBESMART AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2022	2021
ASSETS		
Storage properties	$ 7,295,778	$ 7,183,494
Less: Accumulated depreciation	(1,247,775)	(1,085,824)
Storage properties, net (including VIE assets of $167,180 and $149,467, respectively)	6,048,003	6,097,670
Cash and cash equivalents	6,064	11,140
Restricted cash	2,861	2,178
Loan procurement costs, net of amortization	5,182	2,322
Investment in real estate ventures, at equity	105,993	119,751
Assets held for sale	3,745	49,313
Other assets, net	153,982	265,705
Total assets	$ 6,325,830	$ 6,548,079
LIABILITIES AND EQUITY		
Unsecured senior notes, net	$ 2,772,350	$ 2,768,209
Revolving credit facility	60,900	209,900
Mortgage loans and notes payable, net	162,918	167,676
Lease liabilities - finance leases	65,758	65,801
Accounts payable, accrued expenses and other liabilities	213,297	199,985
Distributions payable	111,190	97,417
Deferred revenue	38,757	37,144
Security deposits	1,087	1,065
Liabilities held for sale	1,773	2,502
Total liabilities	3,428,030	3,549,699
Noncontrolling interests in the Operating Partnership	57,419	108,220
Commitments and contingencies		
Equity		
Common shares $.01 par value, 400,000,000 shares authorized, 224,603,462 and 223,917,993 shares issued and outstanding at December 31, 2022 and 2021, respectively	2,246	2,239
Additional paid-in capital	4,125,478	4,088,392
Accumulated other comprehensive loss	(491)	(570)
Accumulated deficit	(1,301,030)	(1,218,498)
Total CubeSmart shareholders' equity	2,826,203	2,871,563
Noncontrolling interests in subsidiaries	14,178	18,597
Total equity	2,840,381	2,890,160
Total liabilities and equity	$ 6,325,830	$ 6,548,079

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		For the year ended December 31,				
		2022		**2021**		**2020**
REVENUES						
Rental income	$	879,289	$	707,751	$	581,009
Other property related income		96,166		83,605		70,723
Property management fee income		34,169		31,208		27,445
Total revenues		1,009,624		822,564		679,177
OPERATING EXPENSES						
Property operating expenses		293,260		252,104		223,634
Depreciation and amortization		310,610		232,049		156,573
General and administrative		54,623		47,809		41,423
Total operating expenses		658,493		531,962		421,630
OTHER (EXPENSE) INCOME						
Interest:						
Interest expense on loans		(93,284)		(78,448)		(75,890)
Loan procurement amortization expense		(3,897)		(8,168)		(2,674)
Loss on early extinguishment of debt		—		(20,328)		(18,020)
Equity in earnings of real estate ventures		48,877		25,275		178
Gains from sales of real estate, net		—		32,698		6,710
Other		(10,355)		(10,818)		(240)
Total other expense		(58,659)		(59,789)		(89,936)
NET INCOME		292,472		230,813		167,611
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS						
Noncontrolling interests in the Operating Partnership		(1,931)		(7,873)		(1,825)
Noncontrolling interest in subsidiaries		722		542		(165)
NET INCOME ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS	$	291,263	$	223,482	$	165,621
Basic earnings per share attributable to common shareholders	$	1.29	$	1.10	$	0.85
Diluted earnings per share attributable to common shareholders	$	1.29	$	1.09	$	0.85
Weighted average basic shares outstanding		224,928		203,832		194,147
Weighted average diluted shares outstanding		225,881		205,009		194,943

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

| | For the year ended December 31, | | |
	2022	2021	2020
NET INCOME	$ 292,472	$ 230,813	$ 167,611
Other comprehensive income:			
Reclassification of realized losses on interest rate swaps	81	81	81
OTHER COMPREHENSIVE INCOME:	81	81	81
COMPREHENSIVE INCOME	292,553	230,894	167,692
Comprehensive income attributable to noncontrolling interests in the Operating Partnership	(1,933)	(7,892)	(1,809)
Comprehensive loss (income) attributable to noncontrolling interest in subsidiaries	722	542	(165)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$ 291,342	$ 223,544	$ 165,718

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Shares Number	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity	Noncontrolling Interests in Subsidiaries	Total Equity	Noncontrolling Interests in the Operating Partnership
Balance at December 31, 2019	193,557	$ 1,936	$ 2,674,745	$ (729)	$ (876,606)	$ 1,799,346	$ 7,990	$ 1,807,336	$ 62,088
Contributions from noncontrolling interest in subsidiaries							682	682	
Distributions paid to noncontrolling interest in subsidiaries							(205)	(205)	
Issuance of common shares, net	3,627	37	120,690			120,727		120,727	
Issuance of restricted shares	60								
Issuance of OP units									186,933
Conversion from units to shares	100	1	2,823			2,824		2,824	(2,824)
Exercise of stock options	62		961			961		961	
Amortization of restricted shares			4,502			4,502		4,502	
Share compensation expense			1,952			1,952		1,952	
Adjustment for noncontrolling interests in the Operating Partnership					(4,230)	(4,230)		(4,230)	4,230
Net income					165,621	165,621	165	165,786	1,825
Other comprehensive income (loss), net				97		97		97	(16)
Common share distributions ($1.33 per share)					(259,584)	(259,584)		(259,584)	(2,822)
Balance at December 31, 2020	197,406	$ 1,974	$ 2,805,673	$ (632)	$ (974,799)	$ 1,832,216	$ 8,632	$ 1,840,848	$ 249,414
Contributions from noncontrolling interest in subsidiaries							11,404	11,404	
Distributions paid to noncontrolling interest in subsidiaries							(246)	(246)	
Acquisition of noncontrolling interest in subsidiary			(2,746)			(2,746)	(651)	(3,397)	
Issuance of common shares, net	20,508	205	965,433			965,638		965,638	
Issuance of restricted shares	66								
Conversion from units to shares	5,519	56	304,959			305,015		305,015	(305,015)
Exercise of stock options	419	4	7,861			7,865		7,865	
Amortization of restricted shares			4,941			4,941		4,941	
Share compensation expense			2,271			2,271		2,271	
Adjustment for noncontrolling interests in the Operating Partnership					(164,109)	(164,109)		(164,109)	164,109
Net income (loss)					223,482	223,482	(542)	222,940	7,873
Other comprehensive income, net				62		62		62	19
Common share distributions ($1.45 per share)					(303,072)	(303,072)		(303,072)	(8,180)
Balance at December 31, 2021	223,918	$ 2,239	$ 4,088,392	$ (570)	$ (1,218,498)	$ 2,871,563	$ 18,597	$ 2,890,160	$ 108,220
Contributions from noncontrolling interest in subsidiaries							3,690	3,690	
Distributions paid to noncontrolling interest in subsidiaries							(7,387)	(7,387)	
Issuance of common shares, net	102	1	4,876			4,877		4,877	
Issuance of restricted shares	56	1				1		1	
Conversion from units to shares	475	4	22,944			22,948		22,948	(22,948)
Exercise of stock options	52	1	1,589			1,590		1,590	
Amortization of restricted shares			5,134			5,134		5,134	
Share compensation expense			2,543			2,543		2,543	
Adjustment for noncontrolling interests in the Operating Partnership					27,203	27,203		27,203	(27,203)
Net income (loss)					291,263	291,263	(722)	290,541	1,931
Other comprehensive income, net				79		79		79	2
Common share distributions ($1.78 per share)					(400,998)	(400,998)		(400,998)	(2,583)
Balance at December 31, 2022	224,603	$ 2,246	$ 4,125,478	$ (491)	$ (1,301,030)	$ 2,826,203	$ 14,178	$ 2,840,381	$ 57,419

See accompanying notes to the consolidated financial statements.

CUBESMART AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		For the year ended December 31,				
		2022		2021		2020
Operating Activities						
Net income	$	292,472	$	230,813	$	167,611
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation and amortization		314,507		240,217		159,247
Non-cash portion of interest expense related to finance leases		(43)		202		—
Loss on early extinguishment of debt		—		20,328		18,020
Equity in earnings of real estate ventures		(48,877)		(25,275)		(178)
Gains from sales of real estate, net		—		(32,698)		(6,710)
Equity compensation expense		9,081		8,088		7,140
Accretion of fair market value adjustment of debt		(1,099)		(2,037)		(259)
Changes in other operating accounts:						
Other assets		3,498		(9,247)		(9,674)
Accounts payable and accrued expenses		20,395		14,871		13,922
Other liabilities		1,532		3,923		1,914
Net cash provided by operating activities	$	591,466	$	449,185	$	351,033
Investing Activities						
Acquisitions of storage properties		(89,004)		(151,547)		(417,988)
Acquisition of LAACO, Ltd., net of cash acquired		—		(1,678,984)		—
Additions and improvements to storage properties		(41,233)		(34,608)		(49,857)
Development costs		(24,358)		(69,887)		(55,286)
Investment in real estate ventures		(21)		(28,261)		(7,022)
Cash distributed from real estate ventures		62,656		66,593		6,246
Proceeds from sale of real estate, net		43,193		44,026		12,466
Net cash used in investing activities	$	(48,767)	$	(1,852,668)	$	(511,441)
Financing Activities						
Proceeds from:						
Unsecured senior notes		—		1,043,427		445,833
Revolving credit facility		633,950		906,571		429,085
Principal payments on:						
Unsecured senior notes		—		(300,000)		(250,000)
Revolving credit facility		(782,950)		(814,471)		(311,285)
Mortgage loans and notes payable		(2,426)		(87,263)		(46,093)
Loan procurement costs		(3,885)		(12,548)		(3,764)
Debt prepayment costs		—		(20,023)		(17,584)
Acquisition of noncontrolling interest in subsidiary, net		—		(3,397)		—
Proceeds from issuance of common shares, net		4,877		965,638		120,727
Cash paid upon vesting of restricted shares		(1,403)		(876)		(686)
Exercise of stock options		1,590		7,865		961
Contributions from noncontrolling interests in subsidiaries		350		8,031		—
Distributions paid to noncontrolling interests in subsidiaries		(7,387)		(246)		(205)
Distributions paid to common shareholders		(387,106)		(273,839)		(256,253)
Distributions paid to noncontrolling interests in Operating Partnership		(2,702)		(8,297)		(2,540)
Net cash (used in) provided by financing activities	$	(547,092)	$	1,410,572	$	108,196
Change in cash, cash equivalents and restricted cash		(4,393)		7,089		(52,212)
Cash, cash equivalents and restricted cash at beginning of period		13,318		6,229		58,441
Cash, cash equivalents and restricted cash at end of period	$	8,925	$	13,318	$	6,229
Supplemental Cash Flow and Noncash Information						
Cash paid for interest, net of interest capitalized	$	92,293	$	79,148	$	80,792
Supplemental disclosure of noncash activities:						
Acquisitions of storage properties	$	(700)	$	—	$	(2,623)
Right-of-use assets obtained in exchange for lease liabilities	$	—	$	—	$	61,423
Discount on issuance of unsecured senior notes	$	—	$	6,573	$	4,167
Mortgage loan assumptions	$	—	$	40,880	$	169,056
Accretion of put liability	$	2,444	$	9,777	$	7,917
Derivative valuation adjustment	$	81	$	81	$	81
Issuance of OP units (see note 4)	$	—	$	—	$	186,933
Contributions from noncontrolling interests in subsidiaries	$	3,340	$	3,373	$	682

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

		December 31,		
		2022		2021
ASSETS				
Storage properties	$	7,295,778	$	7,183,494
Less: Accumulated depreciation		(1,247,775)		(1,085,824)
Storage properties, net (including VIE assets of $167,180 and $149,467, respectively)		6,048,003		6,097,670
Cash and cash equivalents		6,064		11,140
Restricted cash		2,861		2,178
Loan procurement costs, net of amortization		5,182		2,322
Investment in real estate ventures, at equity		105,993		119,751
Assets held for sale		3,745		49,313
Other assets, net		153,982		265,705
Total assets	$	6,325,830	$	6,548,079
LIABILITIES AND CAPITAL				
Unsecured senior notes, net	$	2,772,350	$	2,768,209
Revolving credit facility		60,900		209,900
Mortgage loans and notes payable, net		162,918		167,676
Lease liabilities - finance leases		65,758		65,801
Accounts payable, accrued expenses and other liabilities		213,297		199,985
Distributions payable		111,190		97,417
Deferred revenue		38,757		37,144
Security deposits		1,087		1,065
Liabilities held for sale		1,773		2,502
Total liabilities		3,428,030		3,549,699
Limited Partnership interests of third parties		57,419		108,220
Commitments and contingencies				
Capital				
Operating Partner		2,826,694		2,872,133
Accumulated other comprehensive loss		(491)		(570)
Total CubeSmart, L.P. capital		2,826,203		2,871,563
Noncontrolling interests in subsidiaries		14,178		18,597
Total capital		2,840,381		2,890,160
Total liabilities and capital	$	6,325,830	$	6,548,079

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per common unit data)

		For the year ended December 31,				
		2022		**2021**		**2020**
REVENUES						
Rental income	$	879,289	$	707,751	$	581,009
Other property related income		96,166		83,605		70,723
Property management fee income		34,169		31,208		27,445
Total revenues		1,009,624		822,564		679,177
OPERATING EXPENSES						
Property operating expenses		293,260		252,104		223,634
Depreciation and amortization		310,610		232,049		156,573
General and administrative		54,623		47,809		41,423
Total operating expenses		658,493		531,962		421,630
OTHER (EXPENSE) INCOME						
Interest:						
Interest expense on loans		(93,284)		(78,448)		(75,890)
Loan procurement amortization expense		(3,897)		(8,168)		(2,674)
Loss on early extinguishment of debt		—		(20,328)		(18,020)
Equity in earnings of real estate ventures		48,877		25,275		178
Gains from sales of real estate, net		—		32,698		6,710
Other		(10,355)		(10,818)		(240)
Total other expense		(58,659)		(59,789)		(89,936)
NET INCOME		292,472		230,813		167,611
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS						
Noncontrolling interest in subsidiaries		722		542		(165)
NET INCOME ATTRIBUTABLE TO CUBESMART L.P.		293,194		231,355		167,446
Operating Partnership interests of third parties		(1,931)		(7,873)		(1,825)
NET INCOME ATTRIBUTABLE TO COMMON UNITHOLDERS	$	291,263	$	223,482	$	165,621
Basic earnings per unit attributable to common unitholders	$	1.29	$	1.10	$	0.85
Diluted earnings per unit attributable to common unitholders	$	1.29	$	1.09	$	0.85
Weighted average basic units outstanding		224,928		203,832		194,147
Weighted average diluted units outstanding		225,881		205,009		194,943

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	For the year ended December 31,		
	2022	2021	2020
NET INCOME	$ 292,472	$ 230,813	$ 167,611
Other comprehensive income:			
Reclassification of realized losses on interest rate swaps	81	81	81
OTHER COMPREHENSIVE INCOME:	81	81	81
COMPREHENSIVE INCOME	292,553	230,894	167,692
Comprehensive income attributable to Operating Partnership interests of third parties	(1,933)	(7,892)	(1,809)
Comprehensive loss (income) attributable to noncontrolling interest in subsidiaries	722	542	(165)
COMPREHENSIVE INCOME ATTRIBUTABLE TO OPERATING PARTNER	$ 291,342	$ 223,544	$ 165,718

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL
(in thousands)

	Number of Common OP Units Outstanding	Operating Partner	Accumulated Other Comprehensive Income (Loss)	Total CubeSmart L.P. Capital	Noncontrolling Interests in Subsidiaries	Total Capital	Operating Partnership Interests of Third Parties
Balance at December 31, 2019	193,557	$ 1,800,075	$ (729)	$ 1,799,346	$ 7,990	$ 1,807,336	$ 62,088
Contributions from noncontrolling interest in subsidiaries					682	682	
Distributions paid to noncontrolling interest in subsidiaries					(205)	(205)	
Acquisition of noncontrolling interest in subsidiary		—		—	—	—	
Issuance of common OP units, net	3,627	120,727		120,727		120,727	
Issuance of restricted OP units	60						
Issuance of OP units							186,933
Conversion from OP units to shares	100	2,824		2,824		2,824	(2,824)
Exercise of OP unit options	62	961		961		961	
Amortization of restricted OP units		4,502		4,502		4,502	
OP unit compensation expense		1,952		1,952		1,952	
Adjustment for Operating Partnership interests of third parties		(4,230)		(4,230)		(4,230)	4,230
Net income		165,621		165,621	165	165,786	1,825
Other comprehensive income (loss), net		—	97	97		97	(16)
Common OP unit distributions ($1.33 per unit)		(259,584)		(259,584)		(259,584)	(2,822)
Balance at December 31, 2020	197,406	$ 1,832,848	$ (632)	$ 1,832,216	$ 8,632	$ 1,840,848	$ 249,414
Contributions from noncontrolling interest in subsidiaries					11,404	11,404	
Distributions paid to noncontrolling interest in subsidiaries					(246)	(246)	
Acquisition of noncontrolling interest in subsidiary		(2,746)		(2,746)	(651)	(3,397)	
Issuance of common OP units, net	20,508	965,638		965,638		965,638	
Issuance of restricted OP units	66						
Issuance of OP units							—
Conversion from OP units to shares	5,519	305,015		305,015		305,015	(305,015)
Exercise of OP unit options	419	7,865		7,865		7,865	
Amortization of restricted OP units		4,941		4,941		4,941	
OP unit compensation expense		2,271		2,271		2,271	
Adjustment for Operating Partnership interests of third parties		(164,109)		(164,109)		(164,109)	164,109
Net income (loss)		223,482		223,482	(542)	222,940	7,873
Other comprehensive income, net			62	62		62	19
Common OP unit distributions ($1.45 per unit)		(303,072)		(303,072)		(303,072)	(8,180)
Balance at December 31, 2021	223,918	$ 2,872,133	$ (570)	$ 2,871,563	$ 18,597	$ 2,890,160	$ 108,220
Contributions from noncontrolling interest in subsidiaries					3,690	3,690	
Distributions paid to noncontrolling interest in subsidiaries					(7,387)	(7,387)	
Issuance of common OP units, net	102	4,877		4,877		4,877	
Issuance of restricted OP units	56	1		1		1	
Conversion from OP units to shares	475	22,948		22,948		22,948	(22,948)
Exercise of OP unit options	52	1,590		1,590		1,590	
Amortization of restricted OP units		5,134		5,134		5,134	
OP unit compensation expense		2,543		2,543		2,543	
Adjustment for Operating Partnership interests of third parties		27,203		27,203		27,203	(27,203)
Net income (loss)		291,263		291,263	(722)	290,541	1,931
Other comprehensive income, net			79	79		79	2
Common OP unit distributions ($1.78 per unit)		(400,998)		(400,998)		(400,998)	(2,583)
Balance at December 31, 2022	224,603	$ 2,826,694	$ (491)	$ 2,826,203	$ 14,178	$ 2,840,381	$ 57,419

See accompanying notes to the consolidated financial statements.

CUBESMART, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended December 31,		
	2022	**2021**	**2020**
Operating Activities			
Net income	$ 292,472	$ 230,813	$ 167,611
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	314,507	240,217	159,247
Non-cash portion of interest expense related to finance leases	(43)	202	—
Loss on early extinguishment of debt	—	20,328	18,020
Equity in earnings of real estate ventures	(48,877)	(25,275)	(178)
Gains from sales of real estate, net	—	(32,698)	(6,710)
Equity compensation expense	9,081	8,088	7,140
Accretion of fair market value adjustment of debt	(1,099)	(2,037)	(259)
Changes in other operating accounts:			
Other assets	3,498	(9,247)	(9,674)
Accounts payable and accrued expenses	20,395	14,871	13,922
Other liabilities	1,532	3,923	1,914
Net cash provided by operating activities	$ 591,466	$ 449,185	$ 351,033
Investing Activities			
Acquisitions of storage properties	(89,004)	(151,547)	(417,988)
Acquisition of LAACO, Ltd., net of cash acquired	—	(1,678,984)	—
Additions and improvements to storage properties	(41,233)	(34,608)	(49,857)
Development costs	(24,358)	(69,887)	(55,286)
Investment in real estate ventures	(21)	(28,261)	(7,022)
Cash distributed from real estate ventures	62,656	66,593	6,246
Deposit of escrows			
Proceeds from sale of real estate, net	43,193	44,026	12,466
Net cash used in investing activities	$ (48,767)	$ (1,852,668)	$ (511,441)
Financing Activities			
Proceeds from:			
Unsecured senior notes	—	1,043,427	445,833
Revolving credit facility	633,950	906,571	429,085
Principal payments on:			
Unsecured senior notes	—	(300,000)	(250,000)
Revolving credit facility	(782,950)	(814,471)	(311,285)
Mortgage loans and notes payable	(2,426)	(87,263)	(46,093)
Loan procurement costs	(3,885)	(12,548)	(3,764)
Debt prepayment costs	—	(20,023)	(17,584)
Acquisition of noncontrolling interest in subsidiary, net	—	(3,397)	—
Proceeds from issuance of common OP units	4,877	965,638	120,727
Cash paid upon vesting of restricted OP units	(1,403)	(876)	(686)
Exercise of OP unit options	1,590	7,865	961
Contributions from noncontrolling interests in subsidiaries	350	8,031	—
Distributions paid to noncontrolling interests in subsidiaries	(7,387)	(246)	(205)
Distributions paid to common OP unitholders	(389,808)	(282,136)	(258,793)
Net cash (used in) provided by financing activities	$ (547,092)	$ 1,410,572	$ 108,196
Change in cash, cash equivalents and restricted cash	(4,393)	7,089	(52,212)
Cash, cash equivalents and restricted cash at beginning of period	13,318	6,229	58,441
Cash, cash equivalents and restricted cash at end of period	$ 8,925	$ 13,318	$ 6,229
Supplemental Cash Flow and Noncash Information			
Cash paid for interest, net of interest capitalized	$ 92,293	$ 79,148	$ 80,792
Supplemental disclosure of noncash activities:			
Acquisitions of storage properties	$ (700)	$ —	$ (2,623)
Right-of-use assets obtained in exchange for lease liabilities	$ —	$ —	$ 61,423
Discount on issuance of unsecured senior notes	$ —	$ 6,573	$ 4,167
Mortgage loan assumptions	$ —	$ 40,880	$ 169,056
Accretion of put liability	$ 2,444	$ 9,777	$ 7,917
Derivative valuation adjustment	$ 81	$ 81	$ 81
Issuance of OP units (see note 4)	$ —	$ —	$ 186,933
Contributions from noncontrolling interests in subsidiaries	$ 3,340	$ 3,373	$ 682

See accompanying notes to the consolidated financial statements.

CUBESMART AND CUBESMART L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

CubeSmart (the "Parent Company") operates as a self-managed and self-administered real estate investment trust ("REIT") with its operations conducted solely through CubeSmart, L.P. and its subsidiaries. CubeSmart, L.P., a Delaware limited partnership (the "Operating Partnership"), operates through an umbrella partnership structure, with the Parent Company, a Maryland REIT, as its sole general partner. In the notes to the consolidated financial statements, we use the terms the "Company", "we" or "our" to refer to the Parent Company and the Operating Partnership together, unless the context indicates otherwise. As of December 31, 2022, the Company owned (or partially owned and consolidated) self-storage properties located in the District of Columbia and 24 states throughout the United States which are presented under one reportable segment: the Company owns, operates, develops, manages and acquires self-storage properties.

As of December 31, 2022, the Parent Company owned approximately 99.4% of the partnership interests ("OP Units") of the Operating Partnership. The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to the Operating Partnership in exchange for OP Units. Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time following a specified restricted period for cash equal to the fair value of an equivalent number of common shares of the Parent Company. In lieu of delivering cash, however, the Parent Company, as the Operating Partnership's general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units. If the Parent Company so chooses, its common shares will be exchanged for OP Units on a one-for-one basis. This one-for-one exchange ratio is subject to adjustment to prevent dilution. With each such exchange or redemption, the Parent Company's percentage ownership in the Operating Partnership will increase. In addition, whenever the Parent Company issues common or other classes of its shares, it contributes the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership issues to the Parent Company an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares issued. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE") and if the Company is deemed to be the primary beneficiary in accordance with authoritative guidance issued on the consolidation of VIEs. To the extent that the Company (i) has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and (ii) has the obligation or rights to absorb the VIE's losses or receive its benefits, then the Company is considered the primary beneficiary. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

The Operating Partnership meets the criteria as a VIE. The Parent Company's sole significant asset is its investment in the Operating Partnership. As a result, substantially all of the Parent Company's assets and liabilities represent those assets and liabilities of the Operating Partnership. All of the Parent Company's debt is an obligation of the Operating Partnership.

Noncontrolling Interests

The Financial Accounting Standards Board ("FASB") issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009. The guidance states that noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from controlled or consolidated entities that are less than wholly owned are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company's own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company. These interests were issued in the form of OP units and were a component of the consideration the Company paid to acquire certain self-storage properties. Limited partners who acquired OP units have the right to require the Operating Partnership to redeem part or all of their OP units for, at the Company's option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company. However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance discussed above, the Company will continue to record these noncontrolling interests outside of permanent equity in the consolidated balance sheets. Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations. The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interests, the Operating Partnership reflected these interests at their redemption value as of December 31, 2022, as the estimated redemption value exceeded their carrying value. Disclosure of such redemption provisions is provided in note 12.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although management believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact the Company's reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions, and changes in market conditions could impact the Company's future operating results.

Self-Storage Properties

Self-storage properties are carried at historical cost less accumulated depreciation and impairment losses. The cost of self-storage properties reflects their purchase price or development cost. Acquisition costs are accounted for in accordance with Accounting Standard Update ("ASU") No. 2017-01 - Business Combinations (Topic 805): Clarifying the Definition of a Business, which was adopted on January 1, 2018, and are generally capitalized. Costs incurred for the renovation of a store are capitalized to the Company's investment in that store. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. The costs to develop self-storage properties are capitalized to construction in progress while the projects are under development.

Purchase Price Allocation

When stores are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Allocations to land, building and improvements and equipment are recorded based upon their respective fair values as estimated by management. If appropriate, the Company allocates a portion of the purchase price to an intangible asset attributed to the value of in-place leases. This intangible is generally amortized to expense over the expected remaining term of the respective leases. Substantially all of the storage leases in place at acquired stores are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date, no portion of the purchase price has been allocated to above- or below-market lease intangibles associated with storage leases assumed at acquisition. Above- or below- market lease intangibles associated with assumed leases in which the Company serves as lessee are recorded as an adjustment to the right-of-use asset and reflect the difference between the contractual amounts to be paid pursuant to each in-place lease and management's estimate of fair market lease rates. These amounts are amortized over the term of the lease. To date, no intangible asset has been recorded for the value of customer relationships, because the Company does not have any concentrations of significant customers and the average customer turnover is fairly frequent.

Depreciation and Amortization

The costs of self-storage properties and improvements are depreciated using the straight-line method based on useful lives ranging from five to 39 years. Right-of-use assets associated with finance leases are amortized from the lease commencement date to the earlier of the useful life of the right-to-use asset or the end of the lease term. Fully depreciated or amortized assets and the associated accumulated depreciation or amortization are written off. The Company wrote off fully depreciated or amortized real estate assets and in-place lease intangible assets of $32.3 million and $121.6 million, respectively, for the year ended December 31, 2022, and $52.7 million and $59.9 million, respectively, for the year ended December 31, 2021.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be an impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the asset's basis is recoverable. If a store's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized during the years ended December 31, 2022, 2021 and 2020.

Long-Lived Assets Held for Sale

We consider long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell an asset (or group of assets), (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (d) the sale of the asset is probable and transfer of the asset is expected to be completed within one year, (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer, and there are no contingencies related to the sale that may prevent the transaction from closing. However, each potential transaction is evaluated based on its separate facts and circumstances. Assets classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell and are not depreciated. The California Yacht Club acquired through our acquisition of LAACO (defined below) has been classified as held for sale as of December 31, 2022. There were no stores classified as held for sale as of December 31, 2022.

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash generally consists of cash deposits required for debt service, capital replacement and expense reserves in connection with the terms of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $53.9 million and $50.1 million as of December 31, 2022 and 2021, respectively, and are reported net of accumulated amortization of $19.8 million and $14.3 million as of December 31, 2022 and 2021, respectively. In accordance with ASU No. 2015-03, Loan procurement costs, net are presented as a direct deduction from the carrying amount of the related debt liability. If there is not an associated debt liability recorded on the consolidated balance sheets, the costs are recorded as an asset net of accumulated amortization. Loan procurement costs associated with the Company's revolving credit facility remain in Loan procurement costs, net of amortization on the Company's consolidated balance sheets. The costs are amortized over the estimated life of the related debt using the effective interest method and are reported as Loan procurement amortization expense on the Company's consolidated statements of operations.

Other Assets

Other assets are comprised of the following as of December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	(in thousands)			
Intangible assets, net of accumulated amortization of $2,263 and $12,760, respectively	$	1,181	$	108,794
Accounts receivable, net		7,932		8,145
Prepaid property taxes		8,033		6,938
Prepaid property and casualty insurance		2,129		3,352
Amounts due from affiliates (see note 14)		15,947		15,417
Assets related to deferred compensation arrangements		55,572		60,297
Right-of-use assets - operating leases		49,491		54,741
Ground lease receivable		6,138		—
Other		7,559		8,021
Total other assets, net	$	153,982	$	265,705

Environmental Costs

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional stores. Whenever the environmental assessment for one of the Company's stores indicates that a store is impacted by soil or groundwater contamination from prior owners/operators or other sources, the Company will work with environmental consultants and where appropriate, state governmental agencies, to ensure that the store is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that substantially all of the Company's leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Company recognizes gains from sales of real estate in accordance with the guidance on transfer of nonfinancial assets. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized when a valid contract exists, the collectability of the sales price is reasonably assured and the control of the property has transferred.

Advertising and Marketing Costs

The Company incurs advertising and marketing costs primarily attributable to internet marketing and other media advertisements. These costs are expensed as incurred. The Company incurred $22.4 million, $21.0 million and $16.9 million in advertising and marketing expenses for the years ended December 31, 2022, 2021 and 2020, respectively, which are included in Property operating expenses on the Company's consolidated statements of operations.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and other offering costs are reflected as a reduction to additional paid-in capital. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.2 million, $28.3 million and $1.5 million, respectively, of equity offering costs related to the issuance of common shares.

Other Property Related Income

Other property related income consists of late fees, administrative charges, customer storage protection plan fees, sales of storage supplies and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service. Interest is capitalized to the related asset(s) using the weighted average rate of the Company's outstanding debt. For the years ended December 31, 2022, 2021 and 2020, the Company capitalized $1.3 million, $1.9 million and $2.7 million, respectively, of interest incurred that is directly associated with construction activities.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value. The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company's use of derivative instruments has been limited to cash flow hedges of certain interest rate risks. The Company had no outstanding derivatives as of December 31, 2022 or 2021.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code since the Company's commencement of operations in 2004. In management's opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes. The net tax basis in the Company's assets was approximately $6,145.8 million and $6,113.5 million as of December 31, 2022 and 2021, respectively.

Since the Company's initial quarter as a publicly-traded REIT, it has made regular quarterly distributions to its shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital. Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Company's dividends for 2022 consisted of an 88.7377% ordinary income distribution and an 11.2623% capital gain distribution.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income, (b) 95% of the Company's net capital gains and (c) 100% of prior taxable income exceeds cash distributions and certain taxes paid by the Company. No excise tax was incurred in 2022, 2021 or 2020.

Taxable REIT subsidiaries are subject to federal and state income taxes. Our taxable REIT subsidiaries had a net deferred tax liability of $1.0 million and $0.7 million as of December 31, 2022 and 2021, respectively.

Earnings per Share and Unit

Basic earnings per share and unit are calculated based on the weighted average number of common shares and restricted shares outstanding during the period. Diluted earnings per share and unit is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method. Potentially dilutive securities calculated under the treasury stock method were 953,000, 1,177,000 and 796,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan. Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has recognized compensation expense on a straight-line method over the requisite service period, which is included in general and administrative expense on the Company's consolidated statement of operations. The Company recognizes forfeitures on share-based payments as they occur.

Investments in Unconsolidated Real Estate Ventures

The Company accounts for its investments in unconsolidated real estate ventures under the equity method of accounting when it is determined that the Company has the ability to exercise significant influence over the venture. Under the equity method, investments in unconsolidated real estate ventures are recorded initially at cost, as investments in real estate ventures, and subsequently adjusted for equity in earnings (losses), cash contributions, distributions and impairments. On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated real estate ventures may be other than temporarily impaired. An investment is impaired only if the fair value of the investment, as estimated by management, is less than the carrying value of the investment and the decline is other than temporary. To the extent impairment that is other than temporary has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment, as estimated by management. The determination as to whether impairment exists requires significant management judgment about the fair value of the Company's ownership interest. Fair value is determined through various valuation techniques, including but not limited to, discounted cash flow models, quoted market values and third-party appraisals. There were no impairment losses related to the Company's investments in unconsolidated real estate ventures recognized during the years ended December 31, 2022 and 2021.

Differences between the Company's net investment in unconsolidated real estate ventures and its underlying equity in the net assets of the ventures are primarily a result of the Company acquiring interests in existing unconsolidated real estate ventures. As of December 31, 2022 and 2021, the Company's net investment in unconsolidated real estate ventures was greater than its underlying equity in the net assets of the unconsolidated real estate ventures by an aggregate of $32.7 million and $33.6 million, respectively. These differences are amortized over the lives of the self-storage properties owned by the real estate ventures. This amortization is included in equity in earnings of real estate ventures on the Company's consolidated statements of operations.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 – Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in an Entity's Own Equity (Subtopic 815-40). The new guidance eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of certain settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. The standard was effective on January 1, 2022. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Concentration of Credit Risk

The Company's stores are located in major metropolitan and rural areas and have numerous customers per store. No single customer represents a significant concentration of our revenues. The stores in New York, Florida, California and Texas provided approximately 16%, 15%, 11% and 9%, respectively, of the Company's total revenues for the year ended December 31, 2022. The stores in New York, Florida, Texas and California provided approximately 19%, 15%, 9% and 8%, respectively, of the Company's total revenues for the year ended December 31, 2021. The stores in New York, Florida, Texas and California provided approximately 16%, 15%, 9% and 8%, respectively, of the Company's total revenues for the year ended December 31, 2020.

3. STORAGE PROPERTIES

The book value of the Company's real estate assets is summarized as follows:

	December 31,			
	2022		2021	
	(in thousands)			
Land	$	1,588,138	$	1,565,463
Buildings and improvements		5,483,506		5,368,383
Equipment		144,605		129,531
Construction in progress		37,584		78,221
Right-of-use assets - finance leases		41,945		41,896
Storage properties		7,295,778		7,183,494
Less: Accumulated depreciation		(1,247,775)		(1,085,824)
Storage properties, net	$	6,048,003	$	6,097,670

The following table summarizes the Company's acquisition and disposition activity for the years ended December 31, 2022, 2021 and 2020:

Asset/Portfolio	Metropolitan Statistical Area	Transaction Date	Number of Stores	Purchase / Sale Price (in thousands)
2022 Acquisitions:				
Maryland Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	February 2022	1	$ 32,000
Texas Asset	San Antonio, TX	June 2022	1	23,000
Georgia Asset	Atlanta, GA	July 2022	1	20,700
			3	$ 75,700
2021 Acquisitions:				
Minnesota Asset [1]	Minneapolis-St. Paul-Bloomington, MN-WI	April 2021	1	$ 12,000
Maryland Asset	Baltimore-Towson, MD	June 2021	1	22,075
New Jersey/Pennsylvania Assets	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	July 2021	2	33,000
Florida Asset	Miami-Fort Lauderdale-Pompano Beach, FL	November 2021	1	14,750
Georgia Asset	Atlanta-Sandy Springs-Marietta, GA	November 2021	1	15,200
Pennsylvania Asset	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	November 2021	1	24,500
Nevada Asset	Las Vegas-Paradise, NV	December 2021	1	21,000
Storage West Assets	Various (see note 4)	December 2021	57	1,648,426 [2]
Illinois Asset	Chicago-Naperville-Joliet, IL-IN-WI	December 2021	1	10,300
			66	$ 1,801,251
2021 Dispositions:				
Colorado/Nevada Assets	Denver-Aurora, CO / Las Vegas-Paradise, NV	September 2021	2	$ 16,900
North Carolina Assets	Burlington, NC	September 2021	2	21,700
Texas Asset	Houston-Sugar Land-Baytown, TX	November 2021	1	5,200
			5	$ 43,800
2020 Acquisitions:				
Texas Asset	San Antonio, TX	February 2020	1	$ 9,025
Maryland Asset	Baltimore-Towson, MD	April 2020	1	17,200
New Jersey Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	April 2020	1	48,450
Florida Asset	Palm Bay-Melbourne-Titusville, FL	November 2020	1	3,900
Texas Asset	Austin-Round Rock, TX	November 2020	1	10,750
Texas Asset	Dallas-Fort Worth-Arlington, TX	November 2020	1	10,150
Nevada Asset	Las Vegas-Paradise, NV	December 2020	1	16,800
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	6,750
Florida Asset	Tampa-St. Petersburg-Clearwater, FL	December 2020	1	10,000
Virginia Asset	Washington-Arlington-Alexandria, DC-VA-MD-WV	December 2020	1	17,350
Storage Deluxe Assets	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	8	540,000
Florida Assets	Orlando-Kissimmee, FL / Deltona-Daytona Beach-Ormond Beach, FL	December 2020	3	45,500
			21	$ 735,875
2020 Disposition:				
New York Asset	New York-Northern New Jersey-Long Island, NY-NJ-PA	December 2020	1	$ 12,750
			1	$ 12,750

(1) Acquired by a consolidated joint venture in which the Company holds a 50% interest.

(2) Purchase price represents the acquisition of all 167,557 outstanding partnership units of LAACO, Ltd. ("LAACO") for $9,838 per unit. At the time of the acquisition, LAACO owned 57 storage properties (the "Storage West Assets") and 50% ownership interests in two separate joint ventures. Through this acquisition, the Company also acquired LAACO's wholly-owned subsidiaries, the Los Angeles Athletic Club and the California Yacht Club (the "Club Operations"). The Los Angeles Athletic Club was sold by the Company during the year ended December 31, 2022. The California Yacht Club is classified as held for sale on the Company's consolidated balance sheets as of December 31, 2022 (see note 4).

4. INVESTMENT ACTIVITY

2022 Acquisitions

During the year ended December 31, 2022, the Company acquired three stores located in Georgia (1), Maryland (1) and Texas (1) for an aggregate purchase price of $75.7 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated the purchase price and acquisition-related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $3.4 million at the time of the acquisition and prior to amortization of such amounts. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during the year ended December 31, 2022 was approximately $2.3 million.

Additionally, on February 2, 2022, the Company acquired land underlying a wholly-owned store located in Bronx, New York for $7.5 million. The land was previously subject to a ground lease in which the Company served as lessee. As a result of the transaction, which was accounted for as an asset acquisition, the Company was released from its obligations under the ground lease, and the right-of-use asset and lease liability totaling $4.1 million and $5.0 million, respectively, were removed from the Company's consolidated balance sheets.

Also, on April 28, 2022, the Company acquired land underlying a store owned by 191 IV CUBE LLC, an unconsolidated joint venture in which the Company holds a 20% ownership interest (see note 5). The purchase price for the land was $6.1 million, and the Company now serves as the lessor in a ground lease of the land to 191 IV CUBE LLC.

2022 Dispositions

During the year December 31, 2022, the Company sold the Los Angeles Athletic Club, which it purchased in December 2021 as part of the LAACO acquisition, for $44.0 million. No gain or loss was recognized in conjunction with the sale.

Assets Held for Sale

As of December 31, 2022, the Company determined that the California Yacht Club (the "CYC") met the criteria to be classified as held for sale. Accordingly, the assets and liabilities associated with the CYC have been categorized as held for sale within the Company's consolidated balance sheets. As of December 31, 2022, the estimated fair value less selling costs of the CYC was greater than the carrying value of the CYC, and therefore no loss has been recorded in the current period.

Development Activity

As of December 31, 2022, the Company had invested in joint ventures to develop two self-storage properties located in New Jersey (1) and New York (1). Construction for these projects is expected to be completed by the second quarter of 2024. As of December 31, 2022, development costs incurred to date for these projects totaled $27.6 million. Total construction costs for these projects are expected to be $64.0 million. These costs are capitalized to construction in progress while the projects are under development and are reflected in Storage properties on the Company's consolidated balance sheets.

The Company has completed the construction of and opened for operation the following stores since January 1, 2020. The costs associated with the construction of these stores are capitalized to land, building and improvements, as well as equipment and are reflected in Storage properties on the Company's consolidated balance sheets.

Store Location	Number of Stores	Date Opened	CubeSmart Ownership Interest	Total Construction Costs
				(in thousands)
Valley Stream, NY	1	Q3 2022	51%	$ 39,000
Vienna, VA [1]	1	Q2 2022	80%	21,800
Newton, MA [2]	1	Q4 2021	100%	20,800
East Meadow, NY [3]	1	Q2 2021	100%	25,900
King of Prussia, PA	1	Q2 2021	70%	22,800
Arlington, VA [1]	1	Q1 2021	90%	26,400
Brooklyn, NY [3]	1	Q2 2020	100%	45,900
	7			$ 202,600

(1) Each of these stores are located adjacent to an existing consolidated joint venture store. Given this proximity, each of these stores has been combined with the adjacent existing store in our store count upon opening, as well as for operational and reporting purposes.

(2) During the fourth quarter of 2021, the Company, through a joint venture in which it owned a 90% interest that was previously consolidated, completed the construction of this store and it was opened for operation. On December 14, 2021, the Company acquired the 10% interest of the noncontrolling member in the venture that owned the store for $3.4 million. Prior to this transaction, the noncontrolling member's interest in this venture was reported in Noncontrolling interests in subsidiaries on the

consolidated balance sheets. Since the Company retained its controlling interest in the venture and the store is now wholly owned, this transaction was accounted for as an equity transaction. The carrying amount of the noncontrolling interest was reduced to zero to reflect the purchase and the difference between the purchase price paid by the Company and the carrying amount of the noncontrolling interest of $2.7 million was recorded as an adjustment to equity attributable to the Company, with no gain or loss recorded. The $13.2 million related party loan extended by the Company to the venture that owned the store was repaid in conjunction with the Company's acquisition of the noncontrolling member's ownership interest.

(3) These stores were previously owned by two separate consolidated joint ventures, of which the Company held a 51% ownership interest in each. On September 29, 2020, the noncontrolling member in the venture that owned the Brooklyn, NY store put its 49% interest in the venture to the Company for $10.0 million, of which $1.0 million was paid in cash. The Company issued 276,497 OP Units that were valued at approximately $9.0 million as consideration for the remainder of the purchase price (see note 12). On June 29, 2021, the noncontrolling member in the venture that owned the East Meadow, NY store put its 49% interest in the venture to the Company for $6.6 million. The cash payments related to these transactions are included in Development costs in the consolidated statements of cash flows.

LAACO Acquisition

On December 9, 2021, the Company acquired all outstanding partnership units of LAACO, the owner of the Storage West Assets and, as a result, LAACO became a wholly-owned subsidiary of the Company. The 57 Storage West Assets are located in Arizona (17), California (20), Nevada (13) and Texas (7). Through its acquisition of LAACO, the Company also acquired a 50% interest in two separate unconsolidated joint ventures, each of which own one storage property in California (see note 5). In addition, through this acquisition, the Company also acquired the Club Operations, which included the Los Angeles Athletic Club (consisting of athletic facilities, food and beverage operations and a hotel) and the CYC (consisting of sports facilities, food and beverage operations and a marina). During the year ended December 31, 2022, the Company sold the Los Angeles Athletic Club (see above). As of December 31, 2022, the CYC is classified as held for sale on the Company's consolidated balance sheets.

The following summarizes the relevant components contemplated in the acquisition of LAACO:

	Amount
	(in thousands)
Costs contemplated:	
Capitalized costs:	
LAACO partnership units [1]	$ 1,648,426
Long-term debt assumed and repaid at closing	40,880
Payments to LAACO management (capitalized) [2]	16,807
Other transaction costs [3]	13,407
Total capitalized costs	$ 1,719,520
Payments and anticipated payments to LAACO management (expensed) [2]	25,144
Total costs contemplated	$ 1,744,664
Estimated fair value of Club Operations (included in total costs contemplated above)	$ 46,800

(1) Represents the acquisition of all 167,557 outstanding partnership units for $9,838 per unit.

(2) Upon the acquisition of LAACO, the Company assumed severance obligations payable to certain employees pursuant to pre-existing agreements. Based on the specific details of the arrangements, $16.8 million in costs were capitalized to the basis of the acquired properties while $25.1 million were considered post-combination compensation expenses. Of this $25.1 million, $10.3 million and $14.8 million were included in the component of other (expense) income designated as Other for the years ended December 31, 2022 and 2021, respectively.

(3) Includes consulting fees, legal fees, and other costs.

The Company accounted for the acquisition of LAACO as an asset acquisition. As a result, the capitalized costs noted above were allocated to LAACO's real estate assets, intangible assets and real estate venture investments on a relative fair value basis. All other assets acquired and liabilities assumed were recorded at fair value. The following summarizes the accounting for the LAACO acquisition:

	Amount
	(in thousands)
Storage properties	$ 1,517,243
Cash and cash equivalents	18,291
Investment in real estate ventures, at equity	35,737
Assets held for sale	50,435
Other assets, net	143,599
Accounts payable, accrued expenses and other liabilities	(38,350)
Deferred revenue	(3,764)
Security deposits	(36)
Liabilities held for sale	(3,635)
Total	$ 1,719,520

Intangible assets (included above in Other assets, net) consisted of in-place leases, which aggregated to $109.7 million at the time of the acquisition and prior to amortization of such amounts. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during the years ended December 31, 2022 and 2021 was approximately $100.6 million and $9.1 million, respectively.

Other 2021 Acquisitions

During the year ended December 31, 2021, the Company acquired eight additional stores located in Florida (1), Georgia (1), Illinois (1), Maryland (1), Nevada (1), New Jersey (1) and Pennsylvania (2) for an aggregate purchase price of approximately $140.8 million. Also, a consolidated joint venture, in which the Company holds a 50% interest, acquired a store in Minnesota for a purchase price of $12.0 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated the purchase price and acquisition-related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $11.9 million at the time of the acquisitions and prior to amortization of such amounts. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during the years ended December 31, 2022 and 2021 was approximately $8.3 million and $3.6 million, respectively.

2021 Dispositions

During the year ended December 31, 2021, the Company sold five stores located in Colorado (1), Nevada (1), North Carolina (2) and Texas (1) for an aggregate sales price of $43.8 million. In conjunction with the sales, the Company recorded gains that totaled $32.7 million.

2020 Acquisitions

The Company acquired a portfolio of eight stores located in the outer boroughs of New York City (the "Storage Deluxe Assets"), in two separate tranches during December 2020, for an aggregate purchase price of $540.0 million. In connection with the acquisition of the Storage Deluxe Assets, the Company assumed six mortgage loans with an aggregate outstanding principal amount of $154.4 million at the time of acquisition, one of which had an outstanding principal balance of $33.2 million and was repaid immediately. The assumed mortgage debt was recorded at a fair value of $169.2 million, which includes an aggregate net premium of $14.8 million to reflect the estimated fair value of the debt at the time of assumption. The remainder of the purchase price was funded with $210.5 million of cash and $175.1 million through the issuance of 5,272,023 OP Units (see note 12). In connection with the acquisition of the Storage Deluxe Assets, which was accounted for as an asset acquisition, the Company allocated the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $48.6 million at the time of the acquisition and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the year ended December 31, 2021 was approximately $48.6 million. There was no amortization expense recognized for these in-place leases during the year ended December 31, 2022. Additionally, as part of the transaction, the Company assumed three existing ground leases as lessee, two of which have been classified as finance leases and one of which has been classified as an operating lease (see note 13).

During the year ended December 31, 2020, the Company acquired 13 additional stores located in Florida (5), Maryland (1), Nevada (1), New Jersey (1), New York (1), Texas (3) and Virginia (1) for an aggregate purchase price of approximately $195.9 million. In connection with these transactions, which were accounted for as asset acquisitions, the Company allocated the purchase price and acquisition related costs to the tangible and intangible assets acquired based on fair value. Intangible assets consisted of in-place leases, which aggregated to $11.4 million at the time of the acquisitions and prior to amortization of such amounts. The estimated life of these in-place leases was 12 months and the amortization expense that was recognized during the years ended December 31, 2021 and 2020 was approximately $9.3 million and $2.1 million, respectively. There was no amortization expense recognized for these in-place leases during the year ended December 31, 2022.

Additionally, on July 20, 2020, the Company acquired land underlying a wholly-owned store located in the Bronx, New York for $9.5 million. The land was previously subject to a ground lease in which the Company served as lessee. As a result of the transaction, which was accounted for as an asset acquisition, the Company was released from its obligations under the ground lease, and the right-of-use asset and lease liability totaling $5.1 million and $5.0 million, respectively, were removed from the Company's consolidated balance sheets.

2020 Disposition

On December 22, 2020, the Company sold a self-storage property located in New York for a sales price of $12.8 million. The Company recorded a $6.7 million gain in connection with the sale.

5. INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES

The Company's investments in unconsolidated real estate ventures are summarized as follows (dollars in thousands):

Unconsolidated Real Estate Ventures	CubeSmart Ownership Interest	Number of Stores as of December 31,		Carrying Value of Investment as of December 31,	
		2022	2021	2022	2021
Fontana Self Storage, LLC ("Fontana") [1]	50%	1	1	$ 13,789	$ 14,225
Rancho Cucamonga Self Storage, LLC ("RCSS") [1]	50%	1	1	20,994	21,536
191 V CUBE LLC ("HVP V") [2]	20%	6	5	14,318	16,080
191 IV CUBE Southeast LLC ("HVPSE") [3]	10%	-	14	—	4,541
191 IV CUBE LLC ("HVP IV")	20%	28	28	19,853	23,223
CUBE HHF Northeast Venture LLC ("HHFNE")	10%	13	13	1,101	1,291
CUBE HHF Limited Partnership ("HHF")	50%	28	28	35,938	38,855
		77	90	$ 105,993	$ 119,751

(1) On December 9, 2021, the Company completed the acquisition of LAACO, which included a 50% interest in Fontana and RCSS, each of which owns one self-storage property in California. As of the date of acquisition, the Company recognized differences between the Company's equity investment in Fontana and RCSS and the underlying equity reflected at the venture level. As of December 31, 2022, this difference was $13.1 million for Fontana and $19.6 million for RCSS. These differences are being amortized over the expected useful life of the self-storage properties owned by the ventures.

(2) During the year ended December 31, 2022, HVP V acquired one store located in New Jersey for a purchase price of $33.2 million. The Company contributed $0.1 million towards this purchase, which was primarily funded by HVP V's secured term loan.

(3) On August 30, 2022, HVPSE sold all 14 of its stores to an unaffiliated third-party buyer for an aggregate sales price of $235.0 million. The stores owned by HVPSE were located in Florida (2), Georgia (8) and South Carolina (4). As of the transaction date, HVPSE had an $81.6 million secured term loan, which was repaid in full at the time of the sale. Net proceeds to the venture from the transaction totaled $150.1 million, of which $49.9 million were distributed to the Company. The venture recorded gains which aggregated to approximately $114.1 million in connection with the sale. As of December 31, 2022, the venture retained cash of $3.5 million to pay venture-level expenses. After such expenses are paid, any remaining proceeds will be distributed to the venture's partners per the terms of the operating agreement.

Based upon the facts and circumstances at acquisition of Fontana and RCSS and formation of HVP V, HVPSE, HVP IV, HHFNE, and HHF (the "Ventures"), the Company determined that the Ventures are not VIEs in accordance with the accounting standard for the consolidation of VIEs. As a result, the Company used the voting interest model under the accounting standard for consolidation in order to determine whether to consolidate the Ventures. Based upon each member's substantive participating rights over the activities of each entity as stipulated in the operating agreements, the Ventures are not consolidated by the Company and are accounted for under the equity method of accounting. The Company's investments in the Ventures are included in Investment in real estate ventures, at equity on the Company's consolidated balance sheets and the Company's earnings from its investments in the Ventures are presented in Equity in earnings of real estate ventures on the Company's consolidated statements of operations.

The amounts reflected in the following table are based on the historical financial information of the Ventures. The following is a summary of the financial position of the Ventures as of December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	(in thousands)			
Assets				
Storage properties, net	$	741,563	$	850,250
Other assets		11,708		34,760
Total assets	$	753,271	$	885,010
Liabilities and equity				
Debt	$	468,783	$	526,972
Other liabilities		16,626		14,500
Equity				
CubeSmart		73,289		86,083
Joint venture partners		194,573		257,455
Total liabilities and equity	$	753,271	$	885,010

The following is a summary of results of operations of the Ventures for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,					
	2022		2021		2020	
	(in thousands)					
Total revenues	$	102,910	$	88,449	$	67,239
Operating expenses		(42,408)		(37,967)		(30,755)
Other expenses		(484)		(1,138)		(430)
Interest expense, net		(15,568)		(12,031)		(11,585)
Depreciation and amortization		(36,866)		(37,805)		(33,086)
Gains from sale of real estate, net		114,107		46,966		—
Net income (loss)	$	121,691	$	46,474	$	(8,617)
Company's share of net income (loss)	$	48,877	$	25,275	$	178

6. UNSECURED SENIOR NOTES

The Company's unsecured senior notes are summarized as follows (collectively referred to as the "Senior Notes"):

Unsecured Senior Notes	December 31,				Effective Interest Rate	Issuance Date	Maturity Date
	2022		2021				
	(in thousands)						
$300M 4.000% Guaranteed Notes due 2025 [1]	$	300,000	$	300,000	3.99 %	Various [1]	Nov-25
$300M 3.125% Guaranteed Notes due 2026		300,000		300,000	3.18 %	Aug-16	Sep-26
$550M 2.250% Guaranteed Notes due 2028		550,000		550,000	2.33 %	Nov-21	Dec-28
$350M 4.375% Guaranteed Notes due 2029		350,000		350,000	4.46 %	Jan-19	Feb-29
$350M 3.000% Guaranteed Notes due 2030		350,000		350,000	3.04 %	Oct-19	Feb-30
$450M 2.000% Guaranteed Notes due 2031		450,000		450,000	2.10 %	Oct-20	Feb-31
$500M 2.500% Guaranteed Notes due 2032		500,000		500,000	2.59 %	Nov-21	Feb-32
Principal balance outstanding		2,800,000		2,800,000			
Less: Discount on issuance of unsecured senior notes, net		(11,801)		(13,455)			
Less: Loan procurement costs, net		(15,849)		(18,336)			
Total unsecured senior notes, net	$	2,772,350	$	2,768,209			

(1) On April 4, 2017, the Operating Partnership issued $50.0 million of its 4.000% senior notes due 2025, which are part of the same series as the $250.0 million principal amount of the Operating Partnership's 4.000% senior notes due November 15, 2025 issued on October 26, 2015. The $50.0 million and $250.0 million tranches were priced at 101.343% and 99.735%, respectively, of the

principal amount to yield 3.811% and 4.032%, respectively, to maturity. The combined weighted average effective interest rate of the 2025 notes is 3.994%.

The indenture under which the Senior Notes were issued restricts the ability of the Operating Partnership and its subsidiaries to incur debt unless the Operating Partnership and its consolidated subsidiaries comply with a leverage ratio not to exceed 60% and an interest coverage ratio of more than 1.5:1.0 after giving effect to the incurrence of the debt. The indenture also restricts the ability of the Operating Partnership and its subsidiaries to incur secured debt unless the Operating Partnership and its consolidated subsidiaries comply with a secured debt leverage ratio not to exceed 40% after giving effect to the incurrence of the debt. The indenture also contains other financial and customary covenants, including a covenant not to own unencumbered assets with a value less than 150% of the unsecured indebtedness of the Operating Partnership and its consolidated subsidiaries. As of and for the year ended December 31, 2022, the Operating Partnership was in compliance with all of the financial covenants under the Senior Notes.

7. REVOLVING CREDIT FACILITY

On December 9, 2011, the Company entered into a credit agreement (the "Credit Facility"), which was subsequently amended and restated. On October 26, 2022, the Company again amended and restated, in its entirety, the Credit Facility (the "Second Amended and Restated Credit Facility") which, subsequent to the amendment and restatement, is comprised of an $850.0 million unsecured revolving credit facility (the "Revolver") maturing on February 15, 2027. Under the Second Amended and Restated Credit Facility, pricing on the Revolver is dependent upon the Company's unsecured debt credit ratings and leverage levels. At the Company's current unsecured debt credit ratings and leverage levels, amounts drawn under the Revolver are priced using a margin of 0.775% plus a facility fee of 0.15% over SOFR and a 0.10% SOFR adjustment.

As of December 31, 2022, borrowings under the Revolver had an interest rate of 5.33%. Additionally, as of December 31, 2022, $788.5 million was available for borrowing under the Revolver. The available balance under the Revolver is reduced by an outstanding letter of credit of $0.6 million.

Under the Second Amended and Restated Credit Facility, the Company's ability to borrow under the Revolver is subject to ongoing compliance with certain financial covenants which include, among other things, (1) a maximum total indebtedness to total asset value of 60.0%, and (2) a minimum fixed charge coverage ratio of 1.5:1.0. As of and for the year ended December 31, 2022, the Operating Partnership was in compliance with all of its financial covenants.

8. MORTGAGE LOANS AND NOTES PAYABLE

The Company's mortgage loans and notes payable are summarized as follows:

Mortgage Loans and Notes Payable	Carrying Value as of December 31,		Effective Interest Rate	Maturity Date
	2022	2021		
	(in thousands)			
Nashville V, TN	$ 2,148	$ 2,206	3.85 %	Jun-23
New York, NY	28,669	29,340	3.51 %	Jun-23
Annapolis I, MD	4,906	5,099	3.78 %	May-24
Brooklyn XV, NY	15,093	15,423	2.15 %	May-24
Long Island City IV, NY	12,270	12,580	2.15 %	May-24
Long Island City II, NY	18,283	18,714	2.25 %	Jul-26
Long Island City III, NY	18,290	18,723	2.25 %	Aug-26
Flushing II, NY	54,300	54,300	2.15 %	Jul-29
Principal balance outstanding	153,959	156,385		
Plus: Unamortized fair value adjustment	10,228	12,981		
Less: Loan procurement costs, net	(1,269)	(1,690)		
Total mortgage loans and notes payable, net	$ 162,918	$ 167,676		

As of December 31, 2022 and 2021, the Company's mortgage loans and notes payable were secured by certain of its self-storage properties with net book values of approximately $442.9 million and $450.7 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable as of December 31, 2022 (in thousands):

2023	$	32,591
2024		32,329
2025		979
2026		33,760
2027		—
2028 and thereafter		54,300
Total mortgage payments		153,959
Plus: Unamortized fair value adjustment		10,228
Less: Loan procurement costs, net		(1,269)
Total mortgage loans and notes payable, net	$	162,918

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss represents unrealized losses on interest rate swaps (see note 10). The following table summarizes the changes in accumulated other comprehensive loss for the years ended December 31, 2022 and 2021.

	December 31,			
	2022		2021	
	(in thousands)			
Beginning balance	$	(575)	$	(656)
Reclassification of realized losses on interest rate swaps [1]		81		81
Ending balance		(494)		(575)
Less: portion included in noncontrolling interests in the Operating Partnership		3		5
Total accumulated other comprehensive loss included in equity	$	(491)	$	(570)

(1) See note 10 for additional information about the effects of the amounts reclassified.

10. RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited to the utilization of interest rate swap agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company formally assesses, both at inception of a hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that the derivative is highly-effective as a hedge, then the Company accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company's results of operations. If management determines that the derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company discontinues hedge accounting prospectively and reflects in its consolidated statement of operations realized and unrealized gains and losses with respect to the derivative. As of December 31, 2022 and 2021, all derivative instruments entered into by the Company had been settled.

On December 24, 2018, the Company entered into interest rate swap agreements with notional amounts that aggregated to $150.0 million (the "Interest Rate Swaps") to protect the Company against adverse fluctuations in interest rates by reducing exposure to variability in cash flows relating to interest payments on a forecasted issuance of long-term debt. The Interest Rate Swaps qualified and were designated as cash flow hedges. Accordingly, the Interest Rate Swaps were recorded on the consolidated balance sheet at fair value and the related gains or losses were deferred in shareholders' equity as accumulated other comprehensive income or loss. These deferred gains and losses were amortized into interest expense during the period or periods in which the related interest payments affected earnings. On January 24, 2019, in conjunction with the issuance of $300.0 million of outstanding 4.375% senior notes due 2029 (the "2029 Notes"), the Company settled the Interest Rate Swaps for $0.8 million. The $0.8 million termination premium will be reclassified from accumulated other comprehensive loss as an increase to interest expense over the life of the 2029 Notes, which mature on February 15, 2029. The change in unrealized losses on interest rate swaps reflects a reclassification of $0.1 million of unrealized losses from accumulated other comprehensive loss as an increase to interest expense during 2022. The Company estimates that $0.1 million will be reclassified as an increase to interest expense in 2023.

11. FAIR VALUE MEASUREMENTS

The Company applies the methods of determining fair value, as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, as well as considering counterparty credit risk in its assessment of fair value.

The fair values of financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other financial instruments included in other assets, accounts payable, accrued expenses and other liabilities approximate their respective carrying values at December 31, 2022 and 2021.

The following table summarizes the carrying value and estimated fair value of the Company's debt as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(in thousands)	
Carrying value	$ 2,996,168	$ 3,145,785
Fair value	2,568,103	3,256,128

The fair value of debt estimates were based on a discounted cash flow analysis assuming market interest rates for comparable obligations as of December 31, 2022 and 2021. The Company estimates the fair value of its fixed-rate debt and the credit spreads over variable market rates on its variable-rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies, which is classified within level 2 of the fair value hierarchy. Rates and credit spreads take into consideration general market conditions and maturity.

12. NONCONTROLLING INTERESTS

Interests in Consolidated Joint Ventures

Noncontrolling interests in subsidiaries represent the ownership interests of third parties in the Company's consolidated joint ventures. All consolidated joint ventures were formed to develop, own and operate new stores with the exception of Anoka, which was formed to acquire an existing store that had commenced operations. The following table summarizes the Company's consolidated joint ventures, each of which are accounted for as VIEs:

Consolidated Joint Ventures	Number of Stores	CubeSmart Ownership Interest	December 31, 2022		
			Total Assets	Total Liabilities	Related Party Loans [1]
				(in thousands)	
1074 Raritan Road, LLC ("Clark")	1	90%	$ 3,500	$ 5	$ —
Astoria Investors, LLC ("Astoria")	1	70%	24,763	10,161	9,238
CS 750 W Merrick Rd, LLC ("Merrick")	1	51%	37,140	17,142	—
CS Lock Up Anoka, LLC ("Anoka")	1	50%	10,934	5,581	5,540
CS Valley Forge Village Storage, LLC ("VFV")	1	70%	20,576	14,863	14,792
CS Vienna, LLC ("Vienna")	1	80%	32,400	35,085	34,875
SH3, LLC ("SH3")	1	90%	38,165	274	—
	7		$ 167,478	$ 83,111	$ 64,445

(1) Related party loans represent amounts payable from the joint venture to the Company and are included in total liabilities within the table above. The loans and related party interest have been eliminated for consolidation purposes.

Operating Partnership Ownership

The Company follows guidance regarding the classification and measurement of redeemable securities. Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity/capital. This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity/capital in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.

Additionally, with respect to redeemable ownership interests in the Operating Partnership held by third parties for which CubeSmart has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company's own shares, to evaluate whether CubeSmart controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 0.6% and 0.8% of the outstanding OP Units as of December 31, 2022 and 2021, respectively, were not owned by CubeSmart, the sole general partner. The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage properties. The holders of the OP Units are limited partners in the Operating Partnership and have the right to require CubeSmart to redeem all or part of their OP Units for, at the general partner's option, an equivalent number of common shares of CubeSmart or cash based upon the fair value of an equivalent number of common shares of CubeSmart. However, the partnership agreement contains certain provisions that could result in a cash settlement outside the control of CubeSmart and the Operating Partnership, as CubeSmart does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance, the Operating Partnership records the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets. Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

In two separate tranches during December 2020, the Company acquired the Storage Deluxe Assets for an aggregate purchase price of $540.0 million. In connection with the acquisition of the Storage Deluxe Assets, the Company issued 5,272,023 OP Units valued at approximately $175.1 million to fund a portion of the purchase price.

On September 29, 2020, the Company acquired the noncontrolling interest in a previously consolidated joint venture that owned a store in New York for $10.0 million. In conjunction with the closing, the Company paid $1.0 million in cash and issued 276,497 OP Units, valued at approximately $9.0 million, to pay the remaining consideration.

During the years ended December 31, 2022, 2021 and 2020, 475,046, 5,519,233 and 100,000 OP units, respectively, were redeemed for common shares of the Company.

As of December 31, 2022 and 2021, 1,426,549 and 1,901,595 OP Units, respectively, were held by third parties. The per unit cash redemption amount of the outstanding OP Units was calculated based upon the closing price of the common shares of CubeSmart on the New York Stock Exchange on the final trading day of the year. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interests, the Company has reflected these interests at the greater of the carrying value based on the accumulation of historical cost or the redemption value as of December 31, 2022 and 2021. The aggregate redemption value of the 1,426,549 OP Units as of December 31, 2022 was $57.4 million.

13. LEASES

CubeSmart as Lessor

The Company derives revenue primarily from rents received from customers who rent cubes at its self-storage properties under month-to-month leases for personal or business use. The self-storage lease agreements utilized by the Company vary slightly to comply with state-specific laws and regulations, but, subject to such laws and regulations, generally provide for automatic monthly renewals, flexibility to increase rental rates over time as market conditions permit and the collection of contingent fees such as administrative and late fees. None of the self-storage lease agreements contain options that allow the customer to purchase the leased space at any time during, or at the expiration of, the lease term. All self-storage leases in which the Company serves as lessor have been classified as operating leases. Accordingly, storage cubes are carried at historical cost less accumulated depreciation and impairment, if any, and are included in Storage properties on the Company's consolidated balance sheets. Operating lease income for amounts received under the Company's self-storage lease agreements is recognized on a straight-line basis which, due to the month-to-month nature of the leases, results in the recognition of income during the initial term and each subsequent monthly renewal using the then-in-place rent amount. Operating lease income is included in Rental income within the Company's consolidated statements of operations. Variable lease income related to the Company's self-storage lease agreements consists of administrative and late fees charged to customers. For the years ended December 31, 2022, 2021 and 2020, administrative and late fees totaled $27.8 million, $21.3 million, and $20.0 million, respectively, and are included in Other property related income within the Company's consolidated statements of operations.

CubeSmart as Lessee

The Company serves as lessee in lease agreements for land, office space, automobiles and certain equipment, which have remaining lease terms of up to 42 years. Certain of the Company's leases (1) provide for one or more options to renew, with renewal options that can extend the lease up to 69 years, (2) allow for early termination at certain points during the lease term and/or (3) give the Company the option to purchase the leased property. In all cases, the exercise of the lease renewal, termination and purchase options, if provided for in the lease, are at the Company's sole discretion. Certain of the Company's lease agreements, particularly its land leases, require rental payments that are periodically adjusted for inflation using a defined index. None of the Company's lease agreements contain any material residual value guarantees or material restrictive covenants. Lease expense for payments related to the Company's finance leases is recognized as interest expense using the interest method over the related lease term. Lease expense for payments related to the Company's operating leases is recognized on a straight-line basis over the related lease term, which includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Right-of-use assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments as specified in the lease. Right-of-use assets and lease liabilities related to the Company's operating leases are recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available surrounding the Company's unsecured borrowing rates and implied secured spread at the lease commencement date in determining the present value of lease payments. The right-of-use asset also includes any lease payments made at or before lease commencement less any lease incentives.

For the years ended December 31, 2022, 2021 and 2020, the Company's lease cost consists of the following components:

	Year Ended December 31,					
	2022		2021		2020	
Finance lease cost:						
Amortization of finance lease right-of-use assets	$	964	$	964	$	49
Interest expense related to finance lease liabilities		2,140		2,139		64
Operating lease cost		2,980		3,278		2,856
Short-term lease cost (1)		868		1,173		1,114
Total lease costs	$	6,952	$	7,554	$	4,083
Cash paid for amounts included in measurement of lease liabilities:						
Operating cash outflows for finance leases	$	2,183	$	1,938	$	—
Operating cash outflows for operating leases		2,453		2,513		2,186
Total cash outflows for lease liability measurement	$	4,636	$	4,451	$	2,186

(1) Represents automobile leases that have a lease term of 12 months. The Company has made an accounting policy election not to apply the recognition requirements of ASC 842 to this asset class. The lease cost associated with these leases is recognized on a straight-line basis over the related lease term.

The following table represents supplemental balance sheet information related to leases as of December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	(dollars in thousands)			
Finance Leases				
Right-of-use assets included in Storage properties, net	$	41,945	$	40,932
Lease liabilities included in Lease liabilities - finance leases	$	65,758	$	65,801
Operating Leases				
Right-of-use assets included in Other assets, net	$	49,491	$	54,741
Lease liabilities included in Accounts payable, accrued expenses and other liabilities	$	48,664	$	54,018
Weighted Average Lease Term (in years)				
Finance leases		41.5		42.5
Operating leases		33.3		34.0
Weighted Average Discount Rate				
Finance leases		3.25 %		3.25 %
Operating leases		4.44 %		4.46 %

The following table represents the future lease liability maturities as of December 31, 2022 (in thousands):

	Finance		Operating	
2023	$	2,183	$	2,484
2024		2,183		2,334
2025		2,224		2,322
2026		2,334		2,386
2027		2,371		2,416
2028 and thereafter		118,227		86,094
Total lease payments		129,522		98,036
Less: Imputed interest		(63,764)		(49,372)
Present value of lease liabilities	$	65,758	$	48,664

As of December 31, 2022, the Company has not entered into any lease agreements that are set to commence in the future.

14. RELATED PARTY TRANSACTIONS

The Company provides management services to certain joint ventures and other related parties. Management agreements provide for fee income to the Company based on a percentage of revenues at the managed stores. Total management fees for unconsolidated real estate ventures or other entities in which the Company held an ownership interest for the years ending December 31, 2022, 2021 and 2020 were $5.1 million, $4.9 million and $3.8 million, respectively.

The management agreements for certain joint ventures, other related parties and third-party stores provide for the reimbursement to the Company for certain expenses incurred to manage the stores. These reimbursements consist of amounts due for management fees, payroll and other store expenses. The amounts due to the Company were $15.9 million and $15.4 million as of December 31, 2022 and 2021, respectively, and are included in Other Assets, net on the Company's consolidated balance sheets. Additionally, the Company had outstanding mortgage loans receivable from consolidated joint ventures of $64.4 million and $32.4 million as of December 31, 2022 and 2021, respectively, which are eliminated for consolidation purposes. The Company believes that all of these related-party receivables are fully collectible.

The HVP V, HVPSE, HVP IV and HHFNE operating agreements provide for acquisition, disposition and other fees payable from HVP V, HVPSE, HVP IV and HHFNE to the Company upon the closing of a property transaction by HVP V, HVPSE, HVP IV and HHFNE, or any of their subsidiaries and completion of certain measures as defined in the operating agreements. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.6 million, $1.3 million and $0.7 million, respectively, in fees associated with property transactions. Property transaction fees are included in the component of other (expense) income designated as Other on the consolidated statements of operations.

In April 2022, the Company began serving as lessor in a ground lease related to land underlying an HVP IV property located in Texas (see note 4). During the year ended December 31, 2022, the Company recognized income associated with this ground lease of $0.2 million. This income is included in the component of other (expense) income designated as Other on the consolidated statements of operations.

15. COMMITMENTS AND CONTINGENCIES

Development Commitments

The Company has agreements with developers for the construction of two new self-storage properties (see note 4), which will require payments of approximately $34.6 million, due in installments upon completion of certain construction milestones, during 2023 and 2024.

Litigation

From time to time, the Company is involved in claims which arise in the ordinary course of business. In accordance with applicable accounting guidance, management establishes an accrued liability for claim expenses, insurance retention and litigation costs when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of those amounts accrued. The estimated loss, if any, is based upon currently available information and is subject to significant judgment, a variety of assumptions and known and unknown uncertainties. In the opinion of management, the Company has made adequate provisions for potential liabilities, arising from any such matters, which are included in Accounts payable, accrued expenses and other liabilities on the Company's consolidated balance sheets.

16. SHARE-BASED COMPENSATION PLANS

The Company has a share-based compensation plan (the "Plan") which it utilizes to compensate certain employees and non-employee trustees. The Plan was last amended and restated in 2016. The Plan provides for the grant of share options, share appreciation rights, restricted shares, performance units, which may be denominated in cash or shares, including restricted shares and restricted share units, and other share-based awards, including unrestricted common shares or awards denominated or payable in, or valued in whole or part by reference to, common shares. Share options granted under the Plan may be non-qualified share options or incentive share options.

Upon shareholder approval of the amendment and restatement of the Plan on June 1, 2016, 4,500,000 additional common shares were made available for award under the Plan. As a result, these 4,500,000 additional shares, together with the 991,117 shares that remained available for future awards under the Plan at the time of the shareholder approval, plus any common shares that are restored to availability upon expiration or forfeiture of outstanding options or restricted share awards, would constitute the "Aggregate Share Reserve". As of

December 31, 2022: (i) 1,941,786 common shares remained available for future awards under the Plan; (ii) 340,952 unvested restricted share awards were outstanding under the Plan; and (iii) 2,537,038 common shares were subject to outstanding options under the Plan.

The Plan is administered by the Compensation Committee of the Company's Board of Trustees (the "Compensation Committee"), which is appointed by the Board of Trustees. The Compensation Committee interprets the Plan and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

Under the Plan, the Compensation Committee determines the vesting schedule of each award, subject to a one-year minimum vesting requirement for share options, share appreciation rights, and certain restricted share and restricted share unit awards, but with permitted acceleration of vesting in the event of a participant's death or disability, or in the event of a change in control or certain changes in our capital structure. Notwithstanding the foregoing one-year minimum vesting limitation, up to five percent of the shares subject to the Aggregate Share Reserve may be subject to awards that are not subject to such limitation. The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date. The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

Share Options

The fair values for options granted in 2022, 2021 and 2020 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2022	2021	2020
Risk-free interest rate	1.5 %	0.6 %	1.9 %
Expected dividend yield	3.7 %	3.8 %	3.9 %
Volatility [1]	25.00 %	25.00 %	20.00 %
Weighted average expected life of the options [2]	6.0 years	6.0 years	6.0 years
Weighted average grant date fair value of options granted per share	$ 8.83	$ 4.62	$ 3.66
Term	10.0 years	10.0 years	10.0 years

(1) Expected volatility is based upon the Company's historical daily share prices.

(2) The expected life is based on the contractual term of the options as well as the vesting period.

In 2022, 2021 and 2020 the Company recognized compensation expense related to options issued to employees and executives of approximately $2.5 million, $2.3 million and $2.0 million, respectively, which is included in General and administrative expense on the Company's consolidated statements of operations. The share options vest ratably over three years. As of December 31, 2022, the Company had approximately $2.8 million of unrecognized option compensation cost related to all grants that will be recognized over a weighted average period of 1.7 years.

The table below summarizes the option activity under the Plan for the year ended December 31, 2022:

	Options	Weighted Average Strike Price	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2021	2,263,804	$ 29.63	6.82
Options granted	324,840	56.91	9.01
Options exercised	(51,606)	30.80	7.29
Balance at December 31, 2022	2,537,038	$ 33.10	6.21
Vested or expected to vest at December 31, 2022	2,537,038	$ 33.10	6.21
Exercisable at December 31, 2022	1,636,544	$ 28.42	5.14

As of December 31, 2022, the aggregate intrinsic value of options that were exercisable was approximately $19.4 million. As of that date, the aggregate intrinsic value of options that had vested or were expected to vest was approximately $23.6 million. The aggregate intrinsic value of options exercised was approximately $1.0 million, $10.6 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted Shares & Performance Units

During 2022, 2021 and 2020 the Company granted restricted shares to employees and trustees and also granted performance units to certain executives.

The fair values for restricted share awards made under the Plan were valued at the grant date fair value, which is the market price of the underlying common shares. The shares vest over either a 3-year or 5-year period beginning with the first anniversary of the grant.

Performance units represent the right to earn common shares. The performance units were granted in the form of deferred share units with a market condition, entitling the holders thereof to receive common shares at a future date. The performance units are awarded based on the Company's total return to shareholders with respect to a specified peer group consisting of publicly traded REITs over a three-year period. The performance units cliff vest upon the third anniversary of the effective date. The Company used a Monte Carlo simulation analysis to estimate the fair value of the awards, the key assumptions of which are as follows:

Assumptions:	2022	2021	2020
Risk-free interest rate	1.0 %	0.2 %	1.7 %
Volatility [1]	28.00 %	28.00 %	19.00 %

(1) Expected volatility is based upon the Company's historical daily share prices.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized compensation expense related to restricted shares and performance units of approximately $6.5 million, $5.8 million and $5.2 million, respectively, which is included in General and administrative expense on the Company's consolidated statements of operations. The following table presents non-vested restricted share and performance unit activity under the Plan for the year ended December 31, 2022:

	Number of Non-Vested Restricted Shares and Performance Units
Non-Vested at January 1, 2022	387,701
Granted	126,304
Vested	(164,228)
Forfeited	(8,825)
Non-Vested at December 31, 2022	340,952

The weighted average fair value of restricted shares and performance units granted during the years ended December 31, 2022, 2021 and 2020 was $61.41, $39.37 and $32.39, respectively. The total fair value of restricted shares and performance units vested during the years ended December 31, 2022, 2021 and 2020 was $5.6 million, $4.8 million and $6.0 million, respectively. As of December 31, 2022 the Company had approximately $7.6 million of remaining unrecognized restricted share and performance unit compensation costs that are expected to be recognized over a weighted average period of 2.0 years.

17. EARNINGS PER SHARE AND UNIT AND SHAREHOLDERS' EQUITY AND CAPITAL

Earnings per common share and shareholders' equity

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

		For the year ended December 31,				
		2022		2021		2020
		(dollars and shares in thousands, except per share amounts)				
Net income	$	292,472	$	230,813	$	167,611
Noncontrolling interests in the Operating Partnership		(1,931)		(7,873)		(1,825)
Noncontrolling interest in subsidiaries		722		542		(165)
Net income attributable to the Company's common shareholders	$	291,263	$	223,482	$	165,621
Weighted average basic shares outstanding		224,928		203,832		194,147
Share options and restricted share units		953		1,177		796
Weighted average diluted shares outstanding [(1)]		225,881		205,009		194,943
Basic earnings per share attributable to common shareholders	$	1.29	$	1.10	$	0.85
Diluted earnings per share attributable to common shareholders [(2)]	$	1.29	$	1.09	$	0.85

Earnings per common unit and capital

The following is a summary of the elements used in calculating basic and diluted earnings per common unit:

		For the year ended December 31,				
		2022		2021		2020
		(dollars and units in thousands, except per unit amounts)				
Net income	$	292,472	$	230,813	$	167,611
Operating Partnership interests of third parties		(1,931)		(7,873)		(1,825)
Noncontrolling interest in subsidiaries		722		542		(165)
Net income attributable to common unitholders	$	291,263	$	223,482	$	165,621
Weighted average basic units outstanding		224,928		203,832		194,147
Unit options and restricted share units		953		1,177		796
Weighted average diluted units outstanding [(1)]		225,881		205,009		194,943
Basic earnings per unit attributable to common unitholders	$	1.29	$	1.10	$	0.85
Diluted earnings per unit attributable to common unitholders [(2)]	$	1.29	$	1.09	$	0.85

(1) For the years ended December 31, 2022, 2021 and 2020, the Company declared cash dividends per common share/unit of $1.78, $1.45 and $1.33, respectively.

(2) The amounts of anti-dilutive options that were excluded from the computation of diluted earnings per share/unit as the exercise price was higher than the average share price of the Company for the years ended December 31, 2022 and 2020 were 0.3 million and 0.8 million, respectively. There were no anti-dilutive options for the year ended December 31, 2021.

The OP units and common units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. An OP unit may be redeemed for cash, or at the Company's option, common units on a one-for-one basis. The following is a summary of OP and common units outstanding:

	As of December 31,		
	2022	2021	2020
Outstanding OP units	1,426,549	1,901,595	7,420,828
Outstanding common units	224,603,462	223,917,993	197,405,989

Common Shares

On November 19, 2021, the Company closed an underwritten offering of 15.5 million common shares at a public offering price of $51.00 per share, resulting in net proceeds of $765.6 million, after deducting offering costs.

The Company maintains an at-the-market equity program that enables it to offer and sell up to 60.0 million common shares through sales agents pursuant to equity distribution agreements (the "Equity Distribution Agreements"). The Company's sales activity under the program for the years ended December 31, 2022, 2021 and 2020 is summarized below:

	For the year ended December 31,					
	2022		2021		2020	
	(dollars and shares in thousands, except per share amounts)					
Number of shares sold		102		4,982		3,627
Average sales price per share	$	50.64	$	40.57	$	33.69
Net proceeds after deducting offering costs	$	4,936	$	199,977	$	120,727

The proceeds from the sales of common shares under the program during the years ended December 31, 2022, 2021 and 2020 were used to fund the acquisition and development of self-storage properties and for general corporate purposes. As of December 31, 2022, 2021 and 2020, 5.8 million common shares, 5.9 million common shares and 10.9 million common shares, respectively, remained available for issuance under the Equity Distribution Agreements.

CUBESMART
SCHEDULE III
REAL ESTATE AND RELATED DEPRECIATION
December 31, 2022
(dollars in thousands)

State	Number of Stores	Total Rentable Square Feet (unaudited)	Encumbrances	Initial Cost — Land	Initial Cost — Buildings & Improvements	Costs Subsequent to Acquisition	Gross Carrying Amount at December 31, 2022 — Land	Gross Carrying Amount at December 31, 2022 — Buildings & Improvements	Gross Carrying Amount at December 31, 2022 — Total	Accumulated Depreciation (A)
Arizona	48	3,089,826	$ —	$ 98,442	$ 389,514	$ 26,017	$ 99,495	$ 399,753	$ 499,248	$ 49,843
California	63	4,765,486	—	371,460	683,683	33,592	373,301	660,593	1,033,894	98,929
Colorado	10	654,252	—	11,812	46,755	4,386	11,787	45,056	56,843	13,740
Connecticut	22	1,200,002	—	22,023	82,375	20,316	23,568	86,984	110,552	34,873
Florida	90	6,796,098	—	104,987	531,360	91,455	112,652	548,011	660,663	174,952
Georgia	22	1,657,378	—	20,015	117,825	10,212	19,825	115,798	135,623	30,589
Illinois	43	2,760,969	—	54,493	221,022	30,106	54,358	226,591	280,949	71,326
Indiana	1	70,386	—	1,134	5,589	250	1,134	5,833	6,967	1,565
Maryland	20	1,683,821	4,906	40,467	214,985	13,729	41,324	216,272	257,596	50,456
Massachusetts	20	1,252,577	—	31,948	159,000	10,742	32,203	163,982	196,185	32,521
Minnesota	2	176,296	—	2,621	21,655	408	2,621	22,063	24,684	2,740
Nevada	22	1,702,416	—	69,956	394,023	6,198	71,703	398,249	469,952	22,383
New Jersey	28	1,983,356	—	45,864	188,139	37,639	49,372	206,349	255,721	65,269
New Mexico	3	182,261	—	2,866	9,367	1,826	2,867	7,977	10,844	3,433
New York	59	4,742,378	146,905	427,921	1,331,857	50,817	440,133	1,354,122	1,794,255	290,358
North Carolina	9	611,792	—	10,349	44,680	6,534	10,788	47,530	58,318	13,397
Ohio	20	1,294,303	—	13,529	51,265	18,083	14,938	54,639	69,577	21,590
Pennsylvania	12	890,385	—	18,769	99,199	10,731	18,723	104,496	123,219	21,935
Rhode Island	4	247,305	—	3,480	17,156	1,633	3,480	18,732	22,212	4,839
South Carolina	8	432,389	—	6,117	31,039	1,363	6,117	32,402	38,519	3,362
Tennessee	9	755,655	2,148	9,117	54,403	5,781	8,992	52,924	61,916	14,483
Texas	76	5,446,871	—	110,252	476,749	34,511	110,569	485,325	595,894	103,599
Utah	4	239,388	—	10,763	2,844	2,831	10,622	4,208	14,830	1,944
Virginia	11	1,060,480	—	37,282	138,668	4,355	37,283	135,792	173,075	29,041
Washington D.C.	5	410,676	—	28,759	80,996	2,369	28,803	78,847	107,650	18,078
Other Corporate Assets	—	—	—	1,480	9,654	1,367	1,480	10,978	12,458	2,847
	611	44,106,746	$ 153,959	$ 1,555,906	$ 5,403,802	$ 427,251	$ 1,588,138	$ 5,483,506	$ 7,071,644	$ 1,178,092

(A)   Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.

Activity in storage properties during the period from January 1, 2020 through December 31, 2022 was as follows (in thousands):

		2022		2021		2020
Storage properties*						
Balance at beginning of year	$	7,183,494	$	5,489,754	$	4,699,844
Acquisitions & improvements		191,495		1,795,965		825,247
Fully depreciated assets		(32,344)		(52,722)		(83,418)
Dispositions and other		(6,230)		(19,408)		(8,533)
Construction in progress, net		(40,637)		(30,095)		14,718
Right-of-use assets - finance leases		—		—		41,896
Balance at end of year	$	7,295,778	$	7,183,494	$	5,489,754
Accumulated depreciation*						
Balance at beginning of year	$	1,085,824	$	983,940	$	925,359
Depreciation expense		195,522		160,933		143,952
Fully depreciated assets		(32,344)		(52,722)		(83,418)
Dispositions and other		(1,227)		(6,327)		(1,953)
Balance at end of year	$	1,247,775	$	1,085,824	$	983,940
Storage properties, net	$	6,048,003	$	6,097,670	$	4,505,814

* These amounts include equipment that is housed at the Company's stores which is excluded from Schedule III above.

As of December 31, 2022, the aggregate cost of Storage properties for federal income tax purposes was approximately $7,643.8 million.

Exhibit 3.12

FIFTH AMENDED AND RESTATED BYLAWS

OF

CUBESMART

Adopted as of February 22, 2023

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

FIFTH AMENDED AND RESTATED BYLAWS

OF

CUBESMART

(Adopted as of February 22, 2023)

The following constitutes the Fifth Amended and Restated Bylaws (the "Bylaws") of CubeSmart, a Maryland real estate investment trust (the "Trust"):

ARTICLE I
OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of the Trust shall be located at such place or places as the board of trustees of the Trust (the "Board of Trustees") may designate.

Section 2. ADDITIONAL OFFICES. The Trust may have additional offices at such places as the Board of Trustees may from time to time determine or the business of the Trust may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. PLACE. All meetings of shareholders shall be held at the principal office of the Trust or at such other place within the United States as shall be set by the Board of Trustees and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the shareholders for the election of trustees (the "Trustees") and the transaction of any other business that is properly brought before the meeting in accordance with the requirements of these Bylaws, including, but not limited to, Section 12 of this Article II, the Trust's Declaration of Trust, as amended, restated, or supplemented from time to time (the "Declaration of Trust"), the Maryland General Corporation Law, as amended from time to time (the "MGCL"), the Maryland REIT Law, and other applicable law shall be held on a date and at the time designated by resolution of the Board of Trustees adopted by a majority of the total number of authorized Trustees, whether or not there exist any vacancies in previously authorized trusteeships at the time such resolution is presented to the Board of Trustees for adoption (the "Entire Board"). The date and time of the annual meeting may subsequently be changed in the same manner as is required to fix the original date and time of the annual meeting. Failure to hold an annual meeting does not invalidate the Trust's existence or affect any otherwise valid acts of the Trust.

Section 3. SPECIAL MEETINGS.

(a) Special meetings of the shareholders for any purpose or purposes may be called by (i) the chair of the board if delegated that authority by a resolution of the Board of Trustees adopted by the affirmative vote of a majority of the Entire Board, (ii) the chief executive officer, if delegated that authority by a resolution of the Board of Trustees adopted by the affirmative vote of a majority of the Entire Board, or (iii) the Board of Trustees by resolution of the Board of Trustees adopted by the affirmative vote of a majority of the Entire Board, and not by any other person or persons.

(b)   Special meetings of the shareholders shall also be called by the chair of the board upon the written request of shareholders (a "Shareholder Requested Special Meeting") who, at the time such request for a Shareholder Requested Special Meeting (a "Special Meeting Request") is submitted, beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), in the aggregate, at least a majority of the shares that would be entitled to be voted on the matters such shareholders intend to bring before such Shareholder Requested Special Meeting (the "Requisite Percentage"), and who (i) cause a Special Meeting Request, in proper written form in compliance with Section 3(e) hereof, to be delivered to, or mailed and received by, the secretary of the Trust at the principal executive offices of the Trust, and (ii) comply with the other procedures and requirements contained in this Section 3 in all applicable respects.

(c)   Notwithstanding anything to the contrary contained in these Bylaws, no shareholder may request that a Shareholder Requested Special Meeting be called unless a shareholder of record of the Trust has first caused a written request in proper form ("Record Date Request") to be delivered to, or mailed and received by, the secretary of the Trust requesting that the Board of Trustees fix a record date (a "Request Record Date") for the purpose of determining the shareholders who beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) the Requisite Percentage and who are entitled to request that a Shareholder Requested Special Meeting be called. The Board of Trustees shall have the sole power to fix, by resolution of the Board of Trustees adopted by the affirmative vote of a majority of the Entire Board, the record date for determining shareholders entitled to request that a Shareholder Requested Special Meeting be called.

(d)   To be in proper form, a Record Date Request shall be in writing and shall include the following: (i) with respect to each of the shareholders (and each of their Shareholder Associated Persons (as defined below)) requesting that a Request Record Date be set, the information required by Section 12(a)(2)(iii) hereof, (ii) a description in reasonable detail of the business desired to be brought before a Shareholder Requested Special Meeting, (iii) the text of the proposed business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal, whether binding or precatory, to amend these Bylaws, the Declaration of Trust, or any policy of the Trust, the text of the proposed amendment), (iv) a description in reasonable detail of the reasons for conducting such business at a Shareholder Requested Special Meeting, (v) a description in reasonable detail of any interest in such business, direct or indirect, monetary or non-monetary, of such requesting shareholders or any of their respective Shareholder Associated Persons, including any anticipated benefit to such requesting shareholders or any of their respective Shareholder Associated Persons therefrom, and (vi) a reasonably detailed description of all agreements, arrangements, and understandings (whether written or oral, formal or informal) between or among any of the shareholders requesting a Request Record Date (including their respective Shareholder Associated Persons), or between or among any such requesting shareholders (including their respective Shareholder Associated Persons) and any other person (naming each such person), in connection with their Record Date Request or the business or nominees for election to the Board of Trustees proposed to be acted on at a Shareholder Requested Special Meeting. If Trustees are proposed to be elected at a Shareholder Requested Special Meeting, the Record Date Request shall also include the information for each such person whom the shareholders (or any of their Shareholder Associated Persons) submitting the Record Date Request propose to nominate for election as a Trustee at the Shareholder Requested Special Meeting that is required to be disclosed for each person pursuant to Section 12(a)(2)(i) hereof.

(e)   To be in proper form, a Special Meeting Request shall be in writing and shall include the following: (i) with respect to each of the shareholders (and each of their Shareholder Associated Persons) requesting the Shareholder Requested Special Meeting (but excluding any shareholder that has made such request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed with the U.S. Securities and Exchange Commission (the "SEC") on Schedule 14A), the information required by Section 12(a)(2)(iii) hereof, (ii) a description in reasonable detail of the business desired to be brought before a Shareholder Requested Special Meeting, (iii) the text of the proposed business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal, whether binding or precatory, to amend these Bylaws, the Declaration of Trust, or any policy of the Trust, the text of the proposed amendment), (iv) a description in reasonable detail of the reasons for conducting such business at a Shareholder Requested Special Meeting, (v) a description in reasonable detail of any interest in such business, direct or indirect, monetary or non-monetary, of such requesting shareholders or any of their respective Shareholder Associated Persons (as defined below), including any anticipated benefit to such requesting shareholders or any of their respective Shareholder Associated Persons therefrom, and (vi) a reasonably detailed description of all agreements, arrangements, and understandings (whether written or oral, formal or informal) between or among any of the shareholders requesting a Shareholder Requested Special Meeting (including their respective Shareholder Associated Persons), or between or among any such requesting shareholders (including their respective Shareholder Associated Persons) and any other person (naming each such person), in connection with the Special Meeting Request or the business or nominees for election to the Board of Trustees proposed to be acted on at the Shareholder Requested Special Meeting. If Trustees are proposed to be elected at the Shareholder Requested Special Meeting, the Special Meeting Request must also include the information for each such person whom the requesting shareholders (or any of their Shareholder Associated Persons) propose to nominate for election as a Trustee at the Shareholder Requested Special Meeting that is required to be disclosed for each person pursuant to Section 12(a)(2)(i) hereof.

(f)   Any matters proposed by shareholders for action at a Shareholder Requested Special Meeting (i) must be a proper subject to be proposed and voted upon by shareholders of the Trust under these Bylaws, the Declaration of Trust, the MGCL, the Maryland REIT Law, and other applicable law, and (ii) must not relate to a matter that is expressly reserved for action by the Board of Trustees under these Bylaws, the Declaration of Trust, the MGCL, the Maryland REIT Law, or other applicable law. Upon receipt of such Special Meeting Request, the Trust shall inform such shareholders of the reasonably estimated cost of preparing and mailing a notice of the Shareholder Requested Special Meeting and, upon payment of such costs to the Trust, the Trust shall mail the notice to each shareholder entitled to notice of such meeting. The Board of Trustees shall have the sole power to set, by resolution of the Board of Trustees adopted by the affirmative vote of a majority of the Entire Board, the date, time, and place of the Shareholder Requested Special Meeting.

(g)   Notwithstanding anything to the contrary contained in these Bylaws, business brought before any Shareholder Requested Special Meeting by shareholders shall be limited to the matters proposed in a Special Meeting Request submitted by such shareholders in compliance with this Section 3; *provided, however*, that nothing herein shall prohibit the Board of Trustees from bringing other matters before the shareholders at any Shareholder Requested Special Meeting and including such matters in the notice of the meeting it provides to shareholders.

Section 4.   NOTICE. Not less than ten nor more than 90 calendar days before each meeting of shareholders, the secretary shall give to each shareholder entitled to vote at such meeting and to each shareholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by applicable law, the purpose for which the meeting is called, either by mail, by presenting it to such shareholder personally or by leaving it at his or her residence or usual place of business, or by transmitting it to such shareholder by electronic mail to any electronic mail address of such shareholder or by any other electronic means. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder at his or her post office address as it appears on the records of the Trust, with postage thereon prepaid.

Section 5.   SCOPE OF NOTICE. Subject to compliance with Section 12(a) of this Article II with respect to matters intended to be brought before an annual meeting by shareholders, any business of the Trust may be brought before an annual meeting of shareholders by or at the direction of the Board of Trustees (or any duly authorized committee thereof) without being specifically designated in the notice of the meeting (or any supplement thereto), except such business as is required by applicable law to be stated in such notice. No business shall be transacted at a special meeting of shareholders except as specifically designated in the notice of the meeting (or any supplement thereto) given by or at the direction of the person authorized to call the special meeting in accordance with these Bylaws.

Section 6.   ORGANIZATION AND CONDUCT.

(a)   Organization of Shareholders' Meetings. At every meeting of the shareholders, the chair of the board, if there be one, or if not, such person who is designated from time to time by the Board by a resolution of the Board adopted by the affirmative vote of a majority of the Entire Board, shall act as chair of the meeting and the presiding officer thereof and shall call all meetings to order. The Secretary of the Trust shall act as secretary of all meetings of the shareholders, and in the absence of the Secretary at a meeting of shareholders, an Assistant Secretary, if any, shall act as secretary of such meeting of the shareholders, and, in the absence of the Secretary or any Assistant Secretary, the chair of the meeting may appoint any person to act as secretary of the meeting. The order of business and all other matters of procedure at any meeting of shareholders shall be determined by the chair of the meeting.

(b)   Conduct of Shareholders' Meetings. To the maximum extent permitted by applicable law, the Board of Trustees shall be entitled to prescribe, or in the absence of the Board of Trustees doing so, the chair of the meeting shall be entitled to prescribe, such rules, regulations, and procedures and take such action as it, he, or she, as the case may be, shall deem appropriate for the proper conduct of the meeting, including, without limitation, (i) restricting admission to the time set for the commencement of the meeting; (ii) limiting attendance at the meeting to shareholders of record of the Trust, their duly authorized proxies or other such persons as the chair of the meeting may determine; (iii) limiting participation at the meeting on any matter to shareholders of record of the Trust entitled to vote on such matter, their duly authorized proxies or other such persons as the chair of the meeting may determine to recognize and, as a condition to recognizing any such participant, requiring such participant to provide the chair of the meeting with evidence of his or her name and affiliation, whether he or she is a shareholder or a proxy for a shareholder, and the class and series and number of shares of each class and series of shares of the Trust which are owned beneficially and/or of record by such shareholder; (iv) limiting the time allotted to questions or comments by participants; (v) taking such actions as are necessary or appropriate to maintain order, decorum, safety and security at the meeting; (vi) complying with any state and local laws and regulations concerning safety and security; (vii) restricting use of audio or video recording devices at the meeting; (viii) removing any shareholder or any other person who refuses to comply with meeting procedures, rules, or guidelines as set forth by the chair of the meeting; (ix) recessing or adjourning the meeting to a later date and time and place announced at the meeting; and (x) taking such other action as, in the discretion of the chair of the meeting, is deemed necessary, appropriate or convenient for the proper conduct of the meeting. Unless otherwise determined by the Board of Trustees or the chair of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chair of the meeting shall also rule on the precedence of, and procedure on, motions and other procedural matters.

Section 7.   QUORUM. At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum; but this section shall not affect any requirement under any applicable law or the Declaration of Trust for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the shareholders, the chair of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 calendar days after the original record date without a new record date and without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum was established, may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8.   VOTING. A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless a higher vote is required herein or by applicable law or by the Declaration of Trust. Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 9.   PROXIES. At each meeting of the shareholders, a shareholder may cast the votes entitled to be cast by the shares owned of record by the shareholder either in person or by proxy executed by the shareholder or by the shareholder's duly authorized agent in any manner permitted by applicable law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Trust before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise expressly provided in the proxy.

Section 10.   VOTING OF SHARES BY CERTAIN HOLDERS.

(a)   Shares of the Trust registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing board of such corporation or other entity or agreement of the partners of the partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such shares. Any trustee or other fiduciary may vote shares registered in his or her name as such fiduciary, either in person or by proxy.

(b)   Shares of the Trust directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

(c)   The Board of Trustees may adopt by resolution a procedure by which a shareholder may certify in writing to the Trust that any shares registered in the name of the shareholder are held for the account of a specified person other than the shareholder. The resolution shall set forth the class of shareholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Trust; and any other provisions with respect to the procedure which the Board of Trustees considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the shareholder of record of the specified shares in place of the shareholder who makes the certification.

Section 11.   INSPECTORS.

(a)   At any meeting of shareholders, the chair of the meeting may, or upon the request of any shareholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting based upon their determination of the validity and effect of proxies, count all votes, report the results and perform such other acts as are proper to conduct the election and voting with impartiality and fairness to all the shareholders. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Trustees in advance of the meeting or at the meeting by the chair of the meeting. No Trustee or candidate for election as a Trustee shall act as an inspector at a meeting of shareholders at which Trustees are to be elected.

(b)   Each report of an inspector shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 12.   ADVANCE NOTICE OF SHAREHOLDER NOMINEES FOR TRUSTEE AND OTHER PROPOSALS BY SHAREHOLDERS.

(a)   Annual Meetings of Shareholders.

(1)   Nominations of persons for election to the Board of Trustees and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (A) pursuant to the Trust's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Trustees (or any duly authorized committee thereof), (B) if not specified in a notice of meeting (or any supplement thereto) given by or at the direction of the Board of Trustees (or any duly authorized committee thereof), otherwise brought before the annual meeting by or at the direction of the Board of Trustees (or any duly authorized committee thereof), or (C) by any shareholder of the Trust who is Present in Person (as defined below) and who (A) was a shareholder of record at the time of giving of notice provided for in this Section 12(a), (B) is a shareholder of record at the time of the annual meeting, (C) is entitled to vote at the meeting in the election of each person so nominated and on any such other business proposed by such shareholder, and (D) complies with this Section 12(a) in all applicable respects. Except for (x) shareholder proposals submitted for inclusion in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 (and the interpretations thereunder) of the Exchange Act, and which proposals are not properly excludable under Rule 14a-8 of the Exchange Act, and which are included in the notice of meeting given by or at the direction of the Board of Trustees (or any duly authorized committee thereof), and (y) nominations of Trustees pursuant to Section 17 of this Article II of these Bylaws, the foregoing clause (C) shall be the exclusive means for a shareholder to propose nominations of persons for election to the Board of Trustees and other business to be brought before an annual meeting of shareholders.

(2)   For nominations of persons for election to the Board of Trustees or other business to be properly brought before an annual meeting by a shareholder pursuant to the terms hereof, the shareholder must have given timely and proper notice thereof (a "Shareholder Notice") in writing to the secretary of the Trust and such other proposed business must (A) be a proper subject to be proposed and voted upon by shareholders of the Trust under these Bylaws, the Declaration of Trust, the MGCL, the Maryland REIT Law, and other applicable law, and (B) must not relate to a matter that is expressly reserved for action by the Board of Trustees under these Bylaws, the Declaration of Trust, the MGCL, the Maryland REIT Law, or other applicable law. To be timely, a Shareholder Notice must be delivered to, or mailed and received by, the secretary of the Trust at the principal executive offices of the Trust by not later than the close of business on the 90th calendar day prior to the first anniversary of the date of mailing of the proxy statement for the preceding year's annual meeting nor earlier than the close of business on the 120th calendar day

prior to the first anniversary of the date of mailing of the proxy statement for the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced or delayed by more than 30 calendar days from the first anniversary of the date of the preceding year's annual meeting, for a Shareholder Notice to be timely, it must be so delivered or received not earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 90th calendar day prior to the date of such annual meeting or the 10th calendar day following the day on which public announcement of the date of such annual meeting is first made by the Trust. In no event shall the public announcement of a postponement or adjournment of an annual meeting to a later date or time commence a new time period for the giving of a Shareholder Notice as described above. For purposes of these Bylaws, "Shareholder Notice Deadline" shall mean the last date for a shareholder to deliver a Shareholder Notice with respect to an annual meeting of shareholders in accordance with the provisions of this Section 12. For a Shareholder Notice to be proper, it must set forth the following:

(i) as to each person whom the shareholder proposes to nominate for election or reelection as a Trustee,

(A) all information that would be required to be set forth in a Shareholder Notice pursuant to this Section 12 if such proposed nominee was the shareholder submitting the Shareholder Notice,

(B) the name, age, business address, residence address, email address, and telephone number of such proposed nominee

(C) the business experience during the past five years of such proposed nominee, including such proposed nominee's principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of such proposed nominee's responsibilities and level of professional competence as may be sufficient to permit assessment of such prior business experience,

(D) whether such proposed nominee is a director, trustee, officer or owner of five percent (5%) or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity,

(E) any directorships or trusteeships held by such proposed nominee in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended,

(F) the class and number of shares of beneficial interest or other securities of the Trust (collectively, the "Trust Securities") that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) or owned of record by such proposed nominee, the date(s) on which each such Trust Security was acquired, and any Derivative Instrument held by such proposed nominee,

(G)   a description in reasonable detail of any and all direct and indirect compensation, reimbursement, indemnification, benefits, and other agreements, arrangements and understandings (written or oral and formal or informal and whether monetary or non-monetary) and any other material relationships (i) between or among such proposed nominee, and the shareholder submitting the Shareholder Notice or any Shareholder Associated Person, including all information that would be required to be disclosed pursuant to Items 403 and 404 promulgated under Regulation S-K (or any such successor rule) if the shareholder submitting the Shareholder Notice or Shareholder Associated Person was the "registrant" for purposes of such Items and such proposed nominee was a trustee, director, or executive officer of such registrant, and (ii) between or among such proposed nominee and any other person or entity (naming such person or entity) in connection with such nominee's nomination to the Board of Trustees, and, if elected, such nominee's service as a member of the Board of Trustees,

(H)   whether such proposed nominee has ever been convicted in a criminal proceeding or has ever been subject to a judgment, order, finding or decree of any federal, state or other governmental entity, concerning any violation of federal, state or other law, or any proceeding in bankruptcy and, if so, a description in reasonable detail of such criminal offense, judgment, order, finding, decree, or bankruptcy, and all legal proceedings relating thereto,

(I)   a description in reasonable detail of any and all litigation, whether or not judicially resolved, settled, or dismissed, relating to the proposed nominee's past or current service on the board of directors, board of trustees, or similar governing body of any corporation, limited liability company, partnership, trust, or any other entity,

(J)   a description in reasonable detail of any agreements, arrangements, or understandings (whether written or oral, formal or informal) between such proposed nominee and any person as to how such proposed nominee, if elected as a Trustee, would act or vote on any issue or question that may come before the Board of Trustees,

(K)   a description in reasonable detail of any agreements, arrangements, or understandings (whether written or oral, formal or informal) between such proposed nominee and any person that could limit or interfere with such proposed nominee's ability to comply, if elected as a Trustee, with his or her fiduciary duties under applicable law,

(L)   a description in reasonable detail of any agreements, arrangements, or understandings (whether written or oral, formal or informal) between such proposed nominee and any person that contemplates such proposed nominee, if elected as a Trustee, resigning as a member of the Board of Trustees prior to the conclusion of the term of office to which such proposed nominee was elected

(M)   the amount of any equity securities beneficially owned or Derivative Instruments (as defined below) held by such proposed nominee in any company that is a direct competitor of the Trust, and

(N)   all other information relating to such proposed nominee that is required to be disclosed in a proxy statement filed with the SEC in connection with a contested election of Trustees (even if an election contest is not involved) wherein such proposed nominee is named as a candidate for election to the Board of Trustees, or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act;

(ii) as to any other business that the shareholder proposes to bring before the shareholders' meeting, (A) a description in reasonable detail of the business desired to be brought before the meeting, (B) the text of the proposed business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal, whether binding or precatory, to amend these Bylaws, the Declaration of Trust or any policy of the Trust, the text of the proposed amendment), (C) a description in reasonable detail of the reasons for conducting such business at the meeting, and (D) a description in reasonable detail of any interest in such business, direct or indirect, monetary or non-monetary, of such shareholder or any Shareholder Associated Person (as defined below), including any anticipated benefit to the shareholder or Shareholder Associated Person therefrom; and

(iii) as to the shareholder giving the Shareholder Notice:

(A) the name, business address, email address, and telephone number of such shareholder and any Shareholder Associated Person,

(B) the class and number of all Trust Securities which are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act) or of record by such shareholder and any Shareholder Associated Person and the date(s) on which each such Trust Security was acquired; *provided, however,* that such shareholder and any Shareholder Associated Person shall in all events be deemed to beneficially own any Trust Securities as to which such shareholder or Shareholder Associated Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent,

(C) a reasonably detailed description of any agreement, arrangement, or understanding (whether written or oral, formal or informal), including any short interest or any borrowing or lending of shares of stock, that has been made by or on behalf of such shareholder or any Shareholder Associated Person, the effect or intent of any of the foregoing being to profit or share in any benefit from any decrease in the price of any Trust Security held by such shareholder or any Shareholder Associated Person or to mitigate loss from, or to manage risk of, stock price changes for, such shareholder or any Shareholder Associated Person or to increase or decrease the voting power or pecuniary or economic interest of such shareholder or any Shareholder Associated Person with respect to any Trust Securities,

(D) a reasonably detailed description of any economic interest in or any other right with respect to (including from a third party and naming such third party), any Trust Securities (or any rights, options or other securities convertible into or exercisable or exchangeable for such Trust Securities or any obligations measured by the price or value of any Trust Securities, including, without limitation, any swaps or other derivative arrangements) held by such shareholder or any Shareholder Associated Person (the items in (C) and (D), "Derivative Instruments"),

(E) any proportionate interest in Trust Securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which such shareholder or any Shareholder Associated Person (A) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (B) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity,

(F) any performance-related fees (other than an asset-based fee) that such shareholder or any Shareholder Associated Person is directly or indirectly entitled to based on any increase or decrease in the value of Trust Securities or Derivative Instruments, including, without limitation, any such interests held by members of any such shareholder or any Shareholder Associated Person's immediate family sharing the same household,

(G) a reasonably detailed description of any proxy, contract, arrangement, understanding, or relationship, whether written or oral and formal or informal, between or among such shareholder or any Shareholder Associated Person and any other person (naming each such person) pursuant to which such shareholder or Shareholder Associated Person has a right to vote any shares of the Trust,

(H) a reasonably detailed description of any agreements, arrangements or understandings, whether written or oral and formal or informal, between or among such shareholder or any Shareholder Associated Person, on the one hand, and any other persons (including any Shareholder Associated Person and naming each such persons), on the other hand, in connection with the nomination of any person for election as a Trustee or the proposal of any other business,

(I) a reasonably detailed description of any plans or proposals of such shareholder or any Shareholder Associated Person relating to the Trust that would be required to be disclosed by such shareholder or Shareholder Associated Person pursuant to Item 4 of Schedule 13D if a Schedule 13D relating to the Trust was filed with the SEC by such shareholder or Shareholder Associated Person pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D with the SEC is applicable to such shareholder or Shareholder Associated Person) together with a description of any agreements, arrangements, or understandings (whether written or oral and whether formal or informal) that relate to such plans or proposals and naming all the parties to any such agreements, arrangements, or understandings,

(J) a representation that such shareholder intends to be Present in Person at the shareholder's meeting to nominate any person(s) named in its Shareholder Notice or to bring such business included in its Shareholder Notice before the meeting and whether or not such shareholder or any Shareholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding shares of Trust Securities required to elect the proposed nominee(s) or approve the proposed business included in its Shareholder Notice and/or otherwise to solicit proxies from shareholders in support of the election of the proposed nominee(s) or the proposed business,

(K)   a representation as to whether or not the shareholder intends to solicit proxies in support of nominees for Trustee other than the Trust's nominees in accordance with SEC Rule 14a-19,

(L)   a representation that the shareholder has complied, and will comply, with all applicable requirements of state law and the Exchange Act with respect to matters set forth in this Section 12, and

(M)   all other information relating to such shareholder and any Shareholder Associated Person that is required to be disclosed in a proxy statement filed with the SEC by such shareholder or any Shareholder Associated Person in connection with a contested solicitation of proxies for the election of Trustees (even if an election contest is not involved) in which such shareholder or any Shareholder Associated Person is a participant, or is otherwise required, in each case, pursuant to Regulation 14A (or any successor provision) under the Exchange Act.

In addition, any Shareholder Notice with respect to the nomination of an individual(s) for election as a Trustee must be accompanied by (i) a completed written questionnaire with respect to each proposed nominee with respect to the background and qualifications of such proposed nominee(s) (which questionnaire the shareholder shall request in writing from the Secretary of the Trust prior to submitting notice and which the Secretary shall provide to such shareholder within ten (10) days after receiving such written request), (ii) each proposed nominee's written consent to being named in the proxy statement of the shareholder submitting the Shareholder Notice as a nominee for election as a Trustee and to serving as a Trustee if elected, and (iii) a written representation and agreement completed by such proposed nominee in the form required by the Trust (which form the shareholder shall request in writing from the Secretary of the Trust prior to submitting notice and which the Secretary shall provide to the shareholder within ten (10) days after receiving such request) that such proposed nominee (a) is not and will not become a party to any agreement, arrangement or understanding with, or any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a Trustee, will act or vote on any issue or question to be decided by the Board of Trustees or that otherwise relates to the Trust or such proposed nominee's service on the Board of Trustees (a "Commitment") that has not been disclosed to the Trust or any Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a Trustee, with such proposed nominee's fiduciary duties under applicable law; (b) is not and will not become a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person other than with the Trust, including any agreement to indemnify such proposed nominee for obligations arising as a result of such proposed nominee's service as a Trustee, in connection with the Shareholder Notice or such proposed nominee's service or action as a Trustee that has not been disclosed to the Trust; (c) will, if elected as a Trustee, comply with all applicable laws and stock exchange listing standards, the Declaration of Trust, these Bylaws and the Trust's policies, guidelines and principles applicable to Trustees, including, without limitation, the Trust's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Insider Trading Policy, and all applicable fiduciary duties under state law; (d) intends to serve a full term as a Trustee, if elected; (e) will tender, promptly following such proposed nominee's irrevocable and executed advance letter of resignation as a Trustee, effective upon such person's failure to receive, at the next duly called meeting of shareholders at which a quorum is present and at which such person faces re-election, the affirmative vote of a majority of the total votes cast for and affirmatively withheld as to such individual's re-election, such resignation being effective only upon acceptance thereof by the Board of Trustees; and (f) has provided and will provide facts, statements, and other information in all communications with the Trust and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Trust may require any proposed nominee to furnish such additional information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent Trustee of the Trust or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

(3)   In no event can a shareholder include in a Shareholder Notice a number of proposed nominees for election as Trustees that is greater than the number of Trustees to be elected to the Board of Trustees at the shareholders' meeting which, in the absence of any contrary public announcement, may be assumed to be the number of Trustees serving on the Board of Trustees at the time that the Shareholder Notice is submitted to the Trust. Notwithstanding anything in this Section 12(a) to the contrary, in the event that the number of Trustees to be elected to the Board of Trustees is increased and there is no public announcement by the Trust of such action or specifying the size of the increased Board of Trustees at least 100 calendar days prior to the first anniversary of the date of mailing of the proxy statement with respect to the preceding year's annual meeting of shareholders, the Shareholder Notice required by this Section 12(a) shall also be considered timely, but only with respect to nominees for any new Trustee positions created by such increase, and only with respect to a shareholder who had, prior to such increase in the size of the Board of Trustees and the Shareholder Notice Deadline, previously submitted to the Trust, a Shareholder Notice proposing nominees for election to the Board in compliance with this Section 12 in all applicable respects, if the Shareholder Notice is delivered to, or mailed to and received by, the secretary of the Trust at the principal executive offices of the Trust not later than the close of business on the 10th calendar day immediately following the day on which such public announcement is first made by the Trust.

(4)   As used in these Bylaws, the term "Shareholder Associated Person" means, with respect to any shareholder, (i) any beneficial owner of shares of beneficial interest of the Trust owned of record or beneficially by such shareholder (other than a shareholder that is a depositary), (ii) any Affiliate or Associate (within the meaning of Rule 12b-2 under the Exchange Act) of such shareholder or beneficial owner, (iii) any person Acting in Concert (as defined below) with such shareholder or beneficial owner, (iv) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such shareholder or beneficial owner in any solicitation of proxies contemplated by the Shareholder Notice delivered to the Trust pursuant to this Section 12, (v) any person who may be deemed to be a member of a "group" (as such term is used in Rule 13d-5 under the Exchange Act) with any such shareholder or beneficial owner (or any of their respective Affiliates or Associates) relating to the shares of beneficial interest of the Trust, regardless of whether such person is disclosed as a member of a "group" in a Schedule 13D or an amendment thereto filed with the SEC relating to the Trust, and (vi) any person that, directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such shareholder or any Shareholder Associated Person identified in (i), (ii), (iii), (iv), or (v) above. For purposes of these Bylaws, a person shall be deemed to be "Acting in Concert" with another person if such person knowingly acts (whether or not pursuant to an express, written

or oral, agreement, arrangement or understanding) in concert with, or towards a common goal relating to the leadership, management, governance, board composition, strategic direction, value enhancement plans, or control of the Trust in parallel with, such other person where (i) each person is conscious of the other person's conduct or intent and this awareness is an element in their decision-making processes, and (ii) at least two additional factors suggest that such persons knowingly intend to act in concert or in parallel towards a common goal relating to the leadership, management, governance, board composition, strategic direction, value enhancement plans, or control of the Trust, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; *provided, however,* that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed with the SEC on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(b)   Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been properly brought before the special meeting. For business to be properly brought before a special meeting, it must be (i) specified in the Trust's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Trustees (or any duly authorized committee thereof), (ii) if not specified in the notice of meeting (or any supplement thereto) provided by or at the direction of the Board of Trustees (or any duly authorized committee thereof), otherwise properly brought before the special meeting by or at the direction of the Board of Trustees (or any duly authorized committee thereof), or (iii) otherwise properly brought before a properly requested Shareholder Requested Special Meeting in accordance with the provisions of Section 3 and this Section 12(b). Notwithstanding anything contained herein to the contrary, nominations of persons for election to the Board of Trustees may be made at a special meeting of shareholders at which Trustees are to be elected only (i) pursuant to the Trust's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Trustees (or any duly authorized committee thereof), (ii) by or at the direction of the Board of Trustees (or any duly authorized committee thereof), or (iii) provided that the Board of Trustees has determined that Trustees shall be elected at such special meeting, by any shareholder of the Trust who is Present in Person and who (i) was a shareholder of record at the time of giving of notice provided for in this Section 12(b), (ii) is a shareholder of record at the time of the special meeting, (iii) is entitled to vote at the special meeting in the election of each person so nominated, and (iv) complies with this Section 12(b) in all applicable respects, including, but not limited to, providing the information required by this Section 12(b) for such shareholder, any Shareholder Associated Person, and any proposed nominee. In the event the Trust calls a special meeting of shareholders for the purpose of electing one or more Trustees to the Board of Trustees, any such shareholder may nominate a person or persons (as the case may be) for election as a Trustee as specified in the Trust's notice of meeting, if the information required by Section 12(a)(2) of this Article II, including, but not limited to, providing the information required by Section 12(a)(2) for such shareholder, any Shareholder Associated Person, and any person the shareholder proposes to nominate for election to the Board at such meeting, shall be delivered to, or is mailed to and received by, the secretary of the Trust at the principal executive offices of the Trust not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made by the Trust of the date of the special meeting and the nominees proposed by the Board of Trustees to be elected at such meeting. Any shareholder that requests a Shareholder Requested Special Meeting in accordance with Section 3 of this Article II for the purpose of conducting any business other than the election of the Trustees will be required to cause all the information required by Section 12(a)(2) of this Article II, including, but not limited to, providing the information required by Section 12(a)(2) for such shareholder, any Shareholder Associated Person, and any business proposed to be conducted at such meeting, to be delivered to, or to be mailed to and received by, the secretary of the Trust concurrently with the delivery of their request for a Shareholder Requested Special Meeting and will otherwise be subject to the requirements set forth in Section 12(a)(2) of this Article II. Except as expressly provided by, and subject to compliance with, this Section 12(b), shareholders shall not be permitted to bring before any special meeting of shareholders any proposed business or the nomination of persons for election to the Board of Trustees. In no event shall the public announcement of a postponement or adjournment of a special meeting to a later date or time commence a new time period for providing any notice or other information as described above.

(c)   General.

(1)   A shareholder submitting a Shareholder Notice, by its delivery to the Trust, represents and warrants that all information contained therein, as of the Shareholder Notice Deadline, is accurate in all material respects. If any information contained in a Shareholder Notice is determined to be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 12. Any such shareholder shall notify the Trust of any material inaccuracy or material change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the secretary or the Board of Trustees or any committee thereof, any such shareholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory to the secretary of the Trust or the Board of Trustees or any committee thereof, in its, his, or her sole discretion, of the accuracy of any information contained in a Shareholder Notice, and (B) a written update of any information contained in a Shareholder Notice submitted as of an earlier date. If a shareholder fails to provide such written verification or written update within such period, the information in the Shareholder Notice as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 12. For the avoidance of doubt, the corrections and/or updates required pursuant to this Section 12(c)(1) do not cause a Shareholder Notice that was inaccurate in any material respect when first delivered to the Trust prior to the Shareholder Notice Deadline to thereafter be in proper form in accordance with this Section 12.

(2)   Except for nominations of Trustees pursuant to Section 17 of this Article II of these Bylaws, only such persons who are nominated in accordance with this Section 12 shall be eligible to serve as Trustees, and only such business shall be conducted at a meeting of shareholders as shall have been properly brought before the meeting in accordance with this Section 12. The chair of the meeting shall have the power to determine, in consultation with counsel (who may be the Trust's internal counsel), and declare to the meeting that a nomination or any other business proposed to be brought before the meeting was not made or proposed, as the case may be,

in accordance with this Section 12 and, if he or she should so determine, to declare to the meeting that such defective nomination or proposed business shall be disregarded.

(3)   For a Shareholder Notice to comply with the requirements of this Section 12, all the information required to be included therein by this Section 12 must be set forth in writing directly within the body of the Shareholder Notice, rather than being incorporated by reference from any pre-existing document or writing, including, but not limited to, any documents publicly filed with the SEC.

(4)   For a Shareholder Notice to comply with the requirements of this Section 12, each of the requirements of this Section 12 shall be directly and expressly responded to and a Shareholder Notice must clearly indicate and expressly reference which provisions of this Section 12 the information disclosed is intended to be responsive to. Any global cross-references shall be disregarded and information disclosed in the Shareholder Notice in response to any provision of this Section 12 shall not be deemed responsive to any other provision hereof unless it is expressly cross-referenced to such other provision and it is clearly apparent how such information is responsive to such other provision.

(5)   A shareholder submitting a Shareholder Notice pursuant to this Section 12, by its delivery to the Trust, acknowledges that it understands that nothing contained therein shall be considered confidential or proprietary information and that neither the Trust, the Board of Trustees, nor any agents or representatives thereof shall be restricted, in any manner, from publicly disclosing or using any of the information contained in a Shareholder Notice.

(6)   Notwithstanding the foregoing provisions of this Section 12, if a shareholder submitting a Shareholder Notice pursuant to this Section 12 is not Present in Person at the shareholders' meeting to present its proposed nominations or other business, or if the shareholder breaches, or takes any action contrary to, any of the representations it made in the Shareholder Notice applicable to such shareholder's proposed nominations or other business, such proposed nominations or other business shall be disregarded, notwithstanding that proxies in respect of such matters may have been received by the Trust.

(7)   Notwithstanding the foregoing provisions of this Section 12, unless otherwise required by law, if any shareholder (1) provides notice pursuant to SEC Rule 14a-19(b) and (2) subsequently fails to comply with the requirements of SEC Rule 14a-19(a)(2) and SEC Rule 14a-19(a)(3), then the Trust shall disregard any proxies or votes solicited for the proposed nominees. Upon request by the Trust, if any shareholder provides notice pursuant to SEC Rule 14a-19(b), such person shall deliver to the Trust, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of SEC Rule 14a-19(a)(3).

(8)   Notwithstanding any notice of the meeting, proxy statement or supplement thereto sent to shareholders on behalf of the Trust, a shareholder must separately comply with this Section 12 to propose any nominations or other business at any shareholders' meeting, including delivering its own separate and timely Shareholder Notice to the secretary of the Trust that complies in all respects with the requirements of this Section 12. Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Trustees.

(9)   For purposes of this Section 12, (a) "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of Maryland are authorized or obligated by applicable law or executive order to close, (b) "close of business" shall mean 5:00 p.m., local time, at the principal executive offices of the Trust on any calendar day, whether or not such day is a Business Day, (c) the "date of mailing of the proxy statement" shall mean the date of the definitive proxy statement for the solicitation of proxies for election of Trustees as such definitive proxy statement is filed with the SEC, (d) "Present in Person" shall mean that the shareholder proposing nominees for election as Trustees or other business to be brought before the shareholders' meeting, or, if the proposing shareholder is not an individual, a qualified representative of such proposing shareholder, appear in person at such shareholders' meeting (unless such meeting is held by means of the Internet or other electronic technology in which case the proposing shareholder or, if applicable, its qualified representative shall be present at such annual meeting by means of the Internet or other electronic technology), (e) "public announcement" or its corollary "publicly announced" shall mean disclosure by the Trust (i) in a press release either transmitted to the principal securities exchange on which the Trust's common shares are traded or reported by a recognized news or wire service, (ii) in a document publicly filed by the Trust with the SEC pursuant to Section 13, 14, or 15(d) of the Exchange Act, or (iii) pursuant to another method reasonably intended by the Trust to achieve broad-based dissemination of the information contained therein, and (f) "qualified representative" shall mean (i) if the shareholder is a corporation, any duly authorized officer of such corporation, (ii) if the shareholder is a limited liability company, any duly authorized member, manager or officer of such limited liability company, (iii) if the shareholder is a partnership, any general partner or person who functions as general partner for such partnership, (iv) if the shareholder is a trust, the trustee of such trust, or (v) if the shareholder is an entity other than the foregoing, the persons acting in such similar capacities as the foregoing with respect to such entity.

(10)   Notwithstanding the foregoing provisions of this Section 12, a shareholder shall also comply with all applicable requirements of the MGCL, the Maryland REIT Law, the Exchange Act and the rules and regulations thereunder and of the SEC, and other applicable law with respect to the matters set forth in this Section 12, any solicitation of proxies contemplated by the shareholder in connection with its submission of a Shareholder Notice, and any filings made, or required to be made, with the SEC in connection therewith.

(11)   Notwithstanding the foregoing provisions of this Section 12, the disclosures required by this Section 12 to be included in a Shareholder Notice shall not include any disclosures with respect to the ordinary course of business activities of any broker, dealer, commercial bank, or trust company who is deemed a Shareholder Associated Person solely as a result of being the shareholder directed to prepare and submit the Shareholder Notice on behalf of a beneficial owner of the shares held of record by such broker, dealer, commercial bank, or trust company and who is not otherwise affiliated or associated with such beneficial owner.

(12)   Nothing in this Section 12 shall be deemed to affect any right of a shareholder to request inclusion of a proposal in, nor the right of the Trust to omit a proposal from, the Trust's proxy statement pursuant to, and subject to the limitations and requirements of, Rule 14a-8 (or any successor provision) under the Exchange Act and the SEC's and the SEC Staff's interpretations, guidance, and no-action letter determinations relating thereto.

Section 13. POSTPONEMENT AND CANCELLATION OF MEETINGS. Any previously scheduled annual or special meeting of the shareholders may be postponed, and any previously scheduled annual or special meeting of the shareholders called by the Board of Trustees may be canceled, by resolution of the Board of Trustees upon public notice given prior to the time previously scheduled for such meeting of shareholders.

Section 14. INFORMAL ACTION BY SHAREHOLDERS. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by each shareholder entitled to vote on the matter and any other shareholder entitled to notice of a meeting of shareholders (but not to vote thereat) has waived in writing any right to dissent from such action, and such consent and waiver are filed with the minutes of proceedings of the shareholders.

Section 15. VOTING BY BALLOT. Voting on any question or in any election of Trustees may be by voice unless, before the voting begins, the presiding officer shall order or any shareholder shall demand that voting be by ballot.

Section 16. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Declaration of Trust or these Bylaws, Title 3, Subtitle 7 of the MGCL (or any successor statute) shall not apply to any acquisition by any person of shares of beneficial interest of the Trust. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Section 17. PROXY ACCESS.

(a) Inclusion of Shareholder Nominee in Proxy Statement. Subject to the provisions of this Section 17, the Trust shall include in its proxy statement (including its form of proxy and ballot) for an annual meeting of shareholders the name of any shareholder nominee for election to the Board of Trustees submitted pursuant to this Section 17 (each a "Shareholder Nominee") provided:

(1) timely written notice of such Shareholder Nominee satisfying this Section 17 ("Notice") is delivered to the Trust by or on behalf of a shareholder or shareholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of this Section 17 (such shareholder or shareholders, and any person on whose behalf they are acting, the "Eligible Shareholder");

(2) the Eligible Shareholder expressly elects in writing at the time of providing the Notice to have its Shareholder Nominee included in the Trust's proxy statement pursuant to this Section 17; and

(3) the Eligible Shareholder and the Shareholder Nominee otherwise satisfy the requirements of this Section 17.

(b) Timely Notice. To be timely, the Notice must be delivered to the secretary of the Trust at the principal executive offices of the Trust, not later than the close of business on the 120th calendar day prior to the first anniversary of the date the Trust's proxy statement for the preceding year's annual meeting was first sent to shareholders nor earlier than the close of business on the 150th calendar day prior to the first anniversary of the date the Trust's proxy statement for the preceding year's annual meeting was first sent to shareholders; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 calendar days from the first anniversary of the date of the preceding year's annual meeting, for a Notice to be timely, it must be so delivered or received not earlier than the close of business on the 150th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 120th calendar day prior to the date of such annual meeting or the 10th calendar day following the day on which public announcement of the date of such annual meeting is first made by the Trust. In no event shall the public announcement of a postponement or adjournment of an annual meeting to a later date or time commence a new time period for the giving of a Notice as described above.

(c)   Information to be Included in Proxy Statement. In addition to including the name of the Shareholder Nominee in the Trust's proxy statement for the annual meeting, the Trust shall also include (collectively, the "Required Information"):

(1)   the information concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Trust's proxy statement pursuant to the Exchange Act, and the rules and regulations promulgated thereunder; and

(2)   if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder (or in the case of a group, a written statement of the group), not to exceed 500 words, in support of its Shareholder Nominee, which must be provided at the same time as the Notice for inclusion in the Trust's proxy statement for the annual meeting (a "Statement").

Notwithstanding anything to the contrary contained in this Section 17, the Trust may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation, or listing standard. Additionally, nothing in this Section 17 shall limit the Trust's ability to solicit against and include in its proxy statement its own statements relating to any Shareholder Nominee.

(d)   Shareholder Nominee Limits. The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Trust's proxy statement pursuant to this Section 17 but either are subsequently withdrawn or that the Board of Trustees decides to nominate (a "Board Nominee")) appearing in the Trust's proxy statement with respect to a meeting of shareholders shall not exceed the greater of: (x) two; or (y) 20% of the number of Trustees in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 17 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (the "Permitted Number"); provided, however, that:

(1)   in the event that one or more vacancies for any reason occurs on the Board of Trustees at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the Board of Trustees resolves to reduce the size

of the Board of Trustees in connection therewith, the Permitted Number shall be calculated based on the number of Trustees in office as so reduced;

(2)	any Shareholder Nominee who is included in the Trust's proxy statement for a particular meeting of shareholders but withdraws from or becomes ineligible or unavailable for election at the meeting, shall be ineligible to be included in the Trust's proxy statement as a Shareholder Nominee pursuant to this Section 17 for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election; and

(3)	any Trustee in office as of the nomination deadline who was included in the Trust's proxy statement as a Shareholder Nominee for any of the two preceding annual meetings and whom the Board of Trustees decides to nominate for election to the Board of Trustees also will be counted against the Permitted Number.

In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 17 exceeds the Permitted Number, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the Trust's proxy statement until the Permitted Number is reached, going in order of the amount (from greatest to least) of voting power of the Trust's capital stock entitled to vote on the election of Trustees disclosed in the Notice. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e)	Eligibility of Nominating Shareholder; Shareholder Groups. An Eligible Shareholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the outstanding shares of the Trust entitled to vote in the election of Trustees (the "Required Shares") as of both the date the Notice is delivered to or received by the Trust in accordance with this Section 17 and the record date for determining shareholders entitled to vote at the meeting and must deliver a statement regarding the Eligible Shareholder's intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting. For purposes of satisfying the ownership requirement under this Section 17, the voting power represented by the shares of the Trust's capital stock owned by one or more shareholders, or by the person or persons who own shares of the Trust's capital stock and on whose behalf any shareholder is acting, may be aggregated, provided that:

(1)	the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20; and

(2)	each shareholder or other person whose shares are aggregated shall have held such shares continuously for at least three years.

Whenever an Eligible Shareholder consists of a group of shareholders and/or other persons, any and all requirements and obligations for an Eligible Shareholder set forth in this Section 17 must be satisfied by and as to each such shareholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this Section 17(f). With respect to any one particular annual meeting, no shareholder or other person may be a member of more than one group of persons constituting an Eligible Shareholder under this Section 17.

(f)   Funds. A group of two or more funds shall be treated as one shareholder or person for this Section 17 provided that the other terms and conditions in this Section 17 are met (including Section 17(i)(5)(A)) and the funds are:

(1)   under common management and investment control;

(2)   under common management and funded primarily by the same employer (or by a group of related employers that are under common control); or

(3)   a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(g)   Ownership. For purposes of this Section 17, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the Trust's capital stock as to which the person possesses both:

(1)   the full voting and investment rights pertaining to the shares; and

(2)   the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares:

(A)   sold by such person or any of its affiliates in any transaction that has not been settled or closed,

(B)   borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or

(C)   subject to any option, warrant, forward contract, swap, contract of sale, other derivative, or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Trust's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (1) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares; and/or (2) hedging, offsetting, or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate.

An Eligible Shareholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Shareholder retains the right to instruct how the shares are voted with respect to the election of Trustees and possesses the full economic interest in the shares. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has loaned such shares, provided that the Eligible Shareholder has the power to recall such loaned shares on five business days' notice. The terms "owned," "owning," and other variations of the word "own" shall have correlative meanings. For purposes of this Section 17, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(h)   Nomination Notice and Other Eligible Shareholder Deliverables. An Eligible Shareholder must provide with its Notice the following information in writing to the secretary of the Trust:

(1)   one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or received by the Trust, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide:

(A)   within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, and

(B)   immediate notice if the Eligible Shareholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of shareholders;

(2)   the Eligible Shareholder's representation and agreement that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under this Section 17):

(A)   intends to continue to satisfy the eligibility requirements described in this Section 17 through the date of the annual meeting, including a statement regarding the Eligible Shareholder's intent with respect to continued ownership of the Required Shares for at least one year following the annual meeting,

(B)   acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Trust, and does not presently have such intent,

(C)   has not nominated and will not nominate for election to the Board of Trustees at the meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 17,

(D)   has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Trustee at the meeting other than its Shareholder Nominee(s) or a Board Nominee,

(E)   will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the Trust,

(F)   has provided and will provide facts, statements, and other information in all communications with the Trust and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading,

(G)   agrees to assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the Trust's shareholders or out of the information that the Eligible Shareholder provides to the Trust,

(H)   agrees to indemnify and hold harmless the Trust and each of its Trustees, officers, and employees individually against any liability, loss, or damages in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the Trust or any of its Trustees, officers, or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 17,

(I)   will file with the SEC any solicitation or other communication with the Trust's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and

(J)   will comply with all other applicable laws, rules, regulations, and listing standards with respect to any solicitation in connection with the meeting;

(3)   the written consent of each Shareholder Nominee to be named in the Trust's proxy statement, and form of proxy and ballot and, as a nominee and, if elected, to serve as a Trustee;

(4)   a copy of the Schedule 14N (or any successor form) that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act;

(5)   in the case of a nomination by a group of shareholders that together is an Eligible Shareholder:

(A)   documentation satisfactory to the Trust demonstrating that a group of funds qualifies pursuant to the criteria set forth in Section 17(g) to be treated as one shareholder or person for purposes of this Section 17, and

(B)   the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(6)   if desired, a Statement.

(i)   Shareholder Nominee Agreement. Each Shareholder Nominee must:

(1)   provide within five business days of the Trust's request an executed agreement, in a form deemed satisfactory to the Trust, providing the following representations:

(A)   the Shareholder Nominee has read and agrees to adhere to the Trust's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Insider Trading Policy, and any other of the Trust's policies or guidelines applicable to Trustees,

(B)   the Shareholder Nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Trustee, will act or vote on any issue or question (a "Voting Commitment"), and

(C)   the Shareholder Nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Trust with respect to any direct or indirect compensation, reimbursement, or indemnification (a "Compensation Arrangement") in connection with such person's nomination for Trustee or service as a Trustee that has not been disclosed to the Trust;

(2)   complete, sign, and submit all questionnaires required of the Trust's Board of Trustees within five business days of receipt of each such questionnaire from the Trust; and

(3)   provide within five business days of the Trust's request such additional information as the Trust determines may be necessary to permit the Board of Trustees to determine whether such Shareholder Nominee meets the requirements of this Section 17 or the Trust's requirements with regard to Trustee qualifications and policies and guidelines applicable to Trustees, including whether:

(A)   such Shareholder Nominee is independent under the independence requirements set forth in the listing standards of the stock exchange on which the common shares of the Trust are listed, any applicable rules of the SEC, and the Trust's Corporate Governance Guidelines (the "Independence Standards"),

(B)   such Shareholder Nominee has any direct or indirect relationship with the Trust or has a personal or financial interest in any transaction that may be deemed a conflict of interest pursuant to the Trust's Corporate Governance Guidelines or Code of Business Conduct and Ethics, and

(C)   such Shareholder Nominee is not and has not been subject to: (1) any event specified in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), or (2) any order of the type specified in Rule 506(d) of Regulation D under the Securities Act.

(j)   Eligible Shareholder/Shareholder Nominee Undertaking. In the event that any information or communications provided by the Eligible Shareholder or Shareholder Nominee to the Trust or its shareholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the secretary of the Trust in writing of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct. Notwithstanding the foregoing, the provision of any such notification pursuant to the preceding sentence shall not be deemed to cure any defect or limit the Trust's right to omit a Shareholder Nominee from its proxy materials as provided in this Section 17.

(k)   Exceptions Permitting Exclusion of Shareholder Nominee. The Trust shall not be required to include pursuant to this Section 17 a Shareholder Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Trust):

(1)   if the Eligible Shareholder who has nominated such Shareholder Nominee has nominated for election to the Board of Trustees at the meeting any person other than pursuant to this Section 17, or has or is engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Trustee at the meeting other than its Shareholder Nominee(s) or a Board Nominee;

(2)   if the Trust has received or receives a notice (whether or not subsequently withdrawn) that a shareholder intends to nominate any candidate for election to the Board of Trustees pursuant to the advance notice requirements for shareholder nominees for Trustees in Article II, Section 12 of these Bylaws;

(3)   who is not independent under the Independence Standards;

(4)   whose election as a member of the Board of Trustees would violate or cause the Trust to be in violation of these Bylaws, the Trust's Declaration of Trust, Corporate Governance Guidelines, Code of Business Conduct and Ethics, or other document setting forth qualifications for Trustee, the listing standards of the stock exchange on which shares of the Trust's common stock are listed, or any applicable state or federal law, rule, or regulation;

(5)   if the Shareholder Nominee is or becomes a party to any Voting Commitment;

(6)   if the Shareholder Nominee is or becomes a party to any undisclosed Compensation Arrangement;

(7)   who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(8)   who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(9)   who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act; or

(10) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Trust in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading or shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 17.

(l) Invalidity. Notwithstanding anything to the contrary set forth herein, the Board of Trustees or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Trust; and the Trust shall not be required to include in its proxy statement any successor or replacement nominee proposed by the applicable Eligible Shareholder or any other Eligible Shareholder if:

(1) the Shareholder Nominee and/or the applicable Eligible Shareholder shall have breached its or their agreements, representations, undertakings, or obligations pursuant to this Section 17, as determined by the Board of Trustees or the person presiding at the meeting; or

(2) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 17.

ARTICLE III
TRUSTEES

Section 1. GENERAL POWERS; QUALIFICATIONS; TRUSTEES HOLDING OVER. The business and affairs of the Trust shall be managed under the direction of its Board of Trustees. A Trustee shall be an individual at least 21 years of age who is not under legal disability. In case of failure to elect Trustees at an annual meeting of the shareholders, the Trustees holding over shall continue to direct the management of the business and affairs of the Trust until their successors are elected and qualify.

Section 2. NUMBER AND INDEPENDENCE. At any regular meeting or at any special meeting called for that purpose, a majority of the Entire Board may establish, increase or decrease the number of Trustees, subject to any limitations in the Declaration of Trust. At least a majority of the Board of Trustees shall be trustees whom the Board of Trustees has determined are "independent" under the standards established by the Board of Trustees and in accordance with the then applicable requirements of the New York Stock Exchange for determining such independence. All nominations must be submitted through and approved by the Nominating and Corporate Governance Committee and follow the nominating process established by that committee for the nomination of Trustees and must satisfy the standards for membership on the Board of Trustees approved by the Board of Trustees or that Committee from time to time.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Trustees shall be held immediately after and at the same place as the annual meeting of shareholders, no notice other than this Bylaw being necessary. The Board of Trustees may provide, by resolution, the time and place, either within or without the State of Maryland, for the holding of regular meetings of the Board of Trustees without other notice than such resolution.

Section 4.   SPECIAL MEETINGS. Special meetings of the Board of Trustees may be called by or at the request of the chair of the board, the chief executive officer or the president or by a majority of the Trustees then in office. The person or persons authorized to call special meetings of the Board of Trustees may fix any place, either within or without the State of Maryland, as the place for holding any special meeting of the Board of Trustees called by them.

Section 5.   NOTICE. Notice of any special meeting of the Board of Trustees shall be given by written notice delivered personally, by telephone, electronically mailed, facsimile-transmitted, or mailed or couriered to each Trustee at his or her business or residence address. Personally delivered notices shall be given at least two calendar days prior to the meeting. Notice by mail shall be given at least five calendar days prior to the meeting. Telephone, electronic mail or facsimile-transmission notice shall be given at least 24 hours prior to the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Telephone notice shall be deemed given when the Trustee is personally given such notice in a telephone call to which he or she is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Trust by the Trustee. Facsimile-transmission notice shall be deemed given upon completion of the transmission of the message to the number given to the Trust by the Trustee and receipt of a completed answer-back indicating receipt. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular, or special meeting of the Board of Trustees need be stated in the notice, unless specifically required by applicable law or these Bylaws.

Section 6.   QUORUM. A majority of the Board of Trustees shall constitute a quorum for transaction of business at any meeting of the Board of Trustees, provided that, if less than a majority of such Trustees are present at said meeting, a majority of the Trustees present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Declaration of Trust or these Bylaws, the vote of a majority of a particular group of Trustees is required for action, a quorum must also include a majority of such group. The Trustees present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Trustees to leave less than a quorum.

Section 7.   VOTING. The action of the majority of the Trustees present at a meeting at which a quorum is present shall be the action of the Board of Trustees, unless the concurrence of a greater proportion is required for such action by applicable law.

Section 8.   TELEPHONE MEETINGS. Trustees may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 9.   INFORMAL ACTION BY TRUSTEES. Any action required or permitted to be taken at any meeting of the Board of Trustees may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each Trustee and such written consent is filed with the minutes of proceedings of the Board of Trustees.

Section 10.   ORGANIZATION. At each meeting of the Board of Trustees, the chair of the Board of Trustees or, in the absence of the chair, the vice chair, if any, of the Board of Trustees, if any, shall act as chair. In the absence of both the chair and vice chair of the Board of Trustees, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a Trustee chosen by a majority of the Trustees present, shall act as chair. The secretary or, in his or her absence, an assistant secretary of the Trust, or in the absence of the secretary and all assistant secretaries, a person appointed by the chair, shall act as secretary of the meeting.

Section 11.   VACANCIES. If for any reason any or all the Trustees cease to be Trustees, such event shall not terminate the Trust, or affect these Bylaws or the powers of the remaining Trustees hereunder (even if fewer than a quorum of Trustees remain). Any vacancy (including a vacancy created by an increase in the number of Trustees) shall be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the Trustees, even if the remaining Trustees do not constitute a quorum. Any individual so elected as Trustee shall hold office for the unexpired term of the Trustee he or she is replacing and until a successor is elected and qualifies.

Section 12.   COMPENSATION. Trustees shall not receive any stated salary for their services as Trustees but, by resolution of the Board of Trustees or a duly authorized committee thereof, may receive compensation per year and/or per meeting and for any service or activity they performed or engaged in as Trustees. Trustees may be reimbursed for expenses of attendance, if any, at each annual, regular, or special meeting of the Board of Trustees or of any committee thereof; and for their expenses, if any, in connection with any service or activity performed or engaged in as Trustees; but nothing herein contained shall be construed to preclude any Trustees from serving the Trust in any other capacity and receiving compensation therefor.

Section 13.   REMOVAL OF TRUSTEES. The shareholders may remove any Trustee in the manner provided in the Declaration of Trust.

Section 14.   RELIANCE. Each Trustee, officer, employee and agent of the Trust shall, in the performance of his or her duties with respect to the Trust, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel or upon reports made to the Trust by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Trustees or officers of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 15.   INTERESTED TRUSTEE TRANSACTIONS. Section 2-419 of the MGCL shall be available for and apply to any contract or other transaction between the Trust and any of its Trustees or between the Trust and any other trust, corporation, firm or other entity in which any of its Trustees is a trustee or director or has a material financial interest.

Section 16.   RESIGNATION. Any Trustee may resign by written notice to the Board effective upon (a) execution and delivery to the Trust of such written notice, (b) any future date specified in the notice, (c) the occurrence of a certain future event (including the failure to receive a specified vote for election as a Trustee), and/or (d) the acceptance by the Board. A resignation that is conditioned upon the Trustee failing to receive a specified vote for re-election as a Trustee may provide that it is irrevocable.

ARTICLE IV
COMMITTEES

Section 1.   NUMBER, TENURE AND QUALIFICATIONS. The Board of Trustees may, by resolution adopted by a majority of the Entire Board, appoint from among its members an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and other committees, composed of one or more Trustees, to serve at the pleasure of the Board of Trustees.

Section 2.   POWERS. The Board of Trustees may delegate to committees appointed under Section 1 of this Article any of the powers of the Trustees, except as prohibited by applicable law.

Section 3.   MEETINGS. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another Trustee to act in the place of such absent member provided that such Trustee meets the requirements for membership on such committee. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Trustees. Each committee shall keep minutes of its proceedings and shall report the same to the Board of Trustees at the next succeeding meeting, and any action by the committee shall be subject to revision and alteration by the Board of Trustees, provided that no rights of third persons shall be affected by any such revision or alteration.

Section 4.   QUORUM. A majority of the members of any committee shall constitute a quorum for the transaction of business at a committee meeting, and the act of a majority of the members present shall be the act of such committee. The Board of Trustees, or the members of a committee to which such power has been duly delegated by the Board of Trustees, may designate a chair of any committee, and such chair or any two members of any committee may fix the time and place of its meetings unless the Board of Trustees shall otherwise provide.

Section 5.   TELEPHONE MEETINGS. Members of a committee of the Board of Trustees may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 6.   INFORMAL ACTION BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board of Trustees may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 7.   VACANCIES, REMOVAL AND DISSOLUTION.   Subject to the provisions hereof, the Board of Trustees shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V
OFFICERS

Section 1.   GENERAL PROVISIONS.   The officers of the Trust shall include a president, a secretary and a treasurer and may include a chair of the board, a vice chair of the board, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice presidents, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Trustees may from time to time appoint such other officers with such powers and duties as they shall deem necessary or desirable. The officers of the Trust shall be elected annually by the Board of Trustees at the first meeting of the Board of Trustees held after each annual meeting of shareholders, except that the chief executive officer or the president may appoint one or more vice presidents. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his or her successor is elected and qualifies or until his or her death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. In their discretion, the Trustees may leave unfilled any office. Election of an officer or agent shall not of itself create contract rights between the Trust and such officer or agent.

Section 2.   REMOVAL AND RESIGNATION. Any officer or agent of the Trust may be removed by the Board of Trustees if in its judgment the best interests of the Trust would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Trust may resign at any time by giving written notice of his or her resignation to the Trustees, the chair of the board, the president or the secretary. Any resignation shall take effect at any time subsequent to the time specified therein or, if the time when it shall become effective is not specified therein, immediately upon its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Trust.

Section 3.   VACANCIES. A vacancy in any office may be filled by the Board of Trustees for the balance of the term.

Section 4.   CHIEF EXECUTIVE OFFICER. The Board of Trustees may designate a chief executive officer. The chief executive officer shall have responsibility for implementation of the policies of the Trust, as determined by the Board of Trustees, and for the administration of the business affairs of the Trust. In the absence of the chair of the board, the chief executive officer shall preside over the meetings of the Board of Trustees at which he or she shall be present.

Section 5.   CHIEF OPERATING OFFICER. The Board of Trustees may designate a chief operating officer. Said officer will have the responsibilities and duties as set forth by the Board of Trustees or the chief executive officer.

Section 6.   CHIEF FINANCIAL OFFICER. The Board of Trustees may designate a chief financial officer. Said officer will have the responsibilities and duties as set forth by the Board of Trustees or the chief executive officer.

Section 7.   CHAIR OF THE BOARD. The chair of the board shall preside over the meetings of the Board of Trustees and of the shareholders at which he or she shall be present and shall in general oversee all of the business and affairs of the Trust. The chair of the board may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Trustees or by these Bylaws to some other officer or agent of the Trust or shall be required by applicable law to be otherwise executed. The chair of the board shall perform such other duties as may be assigned to him or her or such other officer or agent of the Trust by the Board of Trustees.

Section 8.   PRESIDENT. In the absence of the chair of the board and the chief executive officer, the president shall preside over the meetings of the Board of Trustees at which he or she shall be present. In the absence of a designation of a chief executive officer by the Board of Trustees, the president shall be the chief executive officer. The president may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Trustees or by these Bylaws to some other officer or agent of the Trust or shall be required by applicable law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Trustees from time to time.

Section 9.   VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to him or her by the president or by the Board of Trustees. The Board of Trustees may designate one or more vice presidents as executive vice president, as senior vice president or as vice president for particular areas of responsibility. The chief executive officer or the president may designate one or more vice presidents as vice president for particular areas of responsibility.

Section 10.   SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the shareholders, the Board of Trustees and committees of the Board of Trustees in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by applicable law; (c) be custodian of the trust records and of the seal of the Trust; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) have general charge of the share transfer books of the Trust; and (f) in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or by the Board of Trustees.

Section 11.   TREASURER. The treasurer shall have the custody of the funds and securities of the Trust and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Trust and shall deposit all moneys and other valuable effects in the name and to the credit of the Trust in such depositories as may be designated by the Board of Trustees.

The treasurer shall disburse the funds of the Trust as may be ordered by the Board of Trustees, taking proper vouchers for such disbursements, and shall render to the president and Board of Trustees, at the regular meetings of the Board of Trustees or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Trust.

If required by the Board of Trustees, the treasurer shall give the Trust a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Trustees for the faithful performance of the duties of his or her office and for the restoration to the Trust, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Trust.

Section 12.   ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.   The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president, the chief executive officer or the Board of Trustees. The assistant treasurers shall, if required by the Board of Trustees, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Trustees.

Section 13.   SALARIES. The salaries and other compensation of the officers shall be fixed from time to time by the Board of Trustees, the chief executive officer or the president and no officer shall be prevented from receiving such salary or other compensation by reason of the fact that he or she is also a Trustee.

ARTICLE VI
CONTRACTS, CHECKS AND DEPOSITS

Section 1.   CONTRACTS. The Board of Trustees may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Trust and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document executed by one or more of the Trustees or by an authorized person shall be valid and binding upon the Board of Trustees and upon the Trust.

Section 2.   CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Trust shall be signed by such officer or agent of the Trust in such manner as shall from time to time be determined by the Board of Trustees.

Section 3.   DEPOSITS. All funds of the Trust not otherwise employed shall be deposited from time to time to the credit of the Trust in such banks, trust companies or other depositories as the Board of Trustees may designate.

ARTICLE VII
SHARES

Section 1.   CERTIFICATES. Except as otherwise provided in these Bylaws, this Section 1 shall be interpreted to expressly authorize the Trust to issue shares of beneficial interest of the Trust without certificates. Each shareholder, upon written request to the secretary of the

Trust, shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of beneficial interest held by him or her in the Trust. In the event that the Trust issues shares of beneficial interest evidenced by certificates, such certificates shall be in such form as prescribed by the Board of Trustees or a duly authorized officer, shall contain the statements and information required by the Maryland REIT Law and shall be signed by the officers of the Trust in the manner permitted by the Maryland REIT Law. In the event that the Trust issues shares of beneficial interest without certificates, to the extent then required by the Maryland REIT Law, the Trust shall provide to the record holders of such shares a written statement of the information required by the Maryland REIT Law to be included on share certificates, including any restrictions, limitation, preference or redemption provision, or a summary thereof. There shall be no differences in the rights and obligations of shareholders based on whether or not their shares are evidenced by certificates.

Section 2.   TRANSFERS. Certificates shall be treated as negotiable and title thereto and to the shares they represent shall be transferred by delivery thereof to the same extent as those of a Maryland stock corporation. Upon surrender to the Trust or the transfer agent of the Trust of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Trust shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

The Trust shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of beneficial interest of the Trust will be subject in all respects to the Declaration of Trust and all of the terms and conditions contained therein.

Section 3.   REPLACEMENT CERTIFICATE. Any officer designated by the Board of Trustees may direct a new certificate to be issued in place of any certificate previously issued by the Trust alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Trustees may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Trust to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4.   CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

(a)   The Board of Trustees may set, in advance, a record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or determining shareholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of shareholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 calendar days and, in the case of a meeting of shareholders not less than ten calendar days, before the date on which the meeting or particular action requiring such determination of shareholders of record is to be held or taken.

(b)   In lieu of fixing a record date, the Board of Trustees may provide that the share transfer books shall be closed for a stated period but not longer than 20 calendar days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days before the date of such meeting.

(c)   If no record date is fixed and the share transfer books are not closed for the determination of shareholders, (i) the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th calendar day before the meeting, whichever is the closer date to the meeting; and (ii) the record date for the determination of shareholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board of Trustees, declaring the dividend or allotment of rights, is adopted.

(d)   When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 calendar days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5.   SHARE LEDGER. The Trust shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each shareholder and the number of shares of each class held by such shareholder.

Section 6.   FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board of Trustees may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Declaration of Trust or these Bylaws, the Board of Trustees may issue units consisting of different securities of the Trust. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Trust, except that the Board of Trustees may provide that for a specified period securities of the Trust issued in such unit may be transferred to the books of the Trust only in such unit.

ARTICLE VIII
ACCOUNTING YEAR

The Board of Trustees shall have the power, from time to time, to fix the fiscal year of the Trust by a duly adopted resolution.

ARTICLE IX
DISTRIBUTIONS

Section 1.   AUTHORIZATION. Dividends and other distributions upon the shares of beneficial interest of the Trust may be authorized and declared by the Board of Trustees, subject to the provisions of law and the Declaration of Trust. Dividends and other distributions may be paid in cash, property or shares of the Trust, subject to the provisions of law and the Declaration of Trust.

Section 2.   CONTINGENCIES.   Before payment of any dividends or other distributions, there may be set aside out of any funds of the Trust available for dividends or other distributions such sum or sums as the Board of Trustees may from time to time, in their absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Trust or for such other purpose as the Board of Trustees shall determine to be in the best interest of the Trust, and the Board of Trustees may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X
SEAL

Section 1.   SEAL. The Board of Trustees may authorize the adoption of a seal by the Trust. The seal shall have inscribed thereon the name of the Trust and the year of its formation. The Trustees may authorize one or more duplicate seals and provide for the custody thereof.

Section 2.   AFFIXING SEAL. Whenever the Trust is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Trust.

ARTICLE XI
INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Trust shall indemnify (a) any Trustee or officer (including among the foregoing, for all purposes of this Article XI and without limitation, any individual who, while a Trustee or officer and at the express request of the Trust, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trustee of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he or she was made or threatened to be made a party by reason of service in such capacity, against reasonable expenses incurred by him or her in connection with the proceeding, and (b) any Trustee or officer or any former Trustee or officer against any claim or liability to which he or she may become subject by reason of such status unless it is established that (i) his or her act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he or she actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he or she had reasonable cause to believe that his or her act or omission was unlawful.

In addition, the Trust shall, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse, as incurred, in advance of final disposition of a proceeding, reasonable expenses incurred by a Trustee or officer or former Trustee or officer made or threatened to be made a party to a proceeding by reason of such status, provided that the Trust shall have received (i) a written affirmation by the Trustee or officer of his or her good faith belief that he or she has met the applicable standard of conduct necessary for indemnification by the Trust as authorized by these Bylaws and (ii) a written undertaking by or on his or her behalf to repay the amount paid or reimbursed by the Trust if it shall ultimately be determined that the applicable standard of conduct was not met. The Trust may, with the approval of its Board of Trustees, provide such indemnification or payment or reimbursement of expenses to any Trustee, officer or shareholder or any former Trustee, officer or shareholder who served a predecessor of the Trust and to any employee or agent of the Trust or a predecessor of the Trust.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Declaration of Trust or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Trust may provide to Trustees, officers, employees, agents and shareholders such other and further indemnification or payment or reimbursement of expenses, as the case may be, to the fullest extent permitted by the MGCL, as in effect from time to time, for directors of Maryland corporations.

ARTICLE XII
WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Declaration of Trust or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by applicable law. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII
AMENDMENT OF BYLAWS

The Bylaws of the Trust may be altered, amended or repealed, and new Bylaws adopted, by the affirmative vote of a majority of the Entire Board or, by the shareholders, by the affirmative vote of a majority of the shares then outstanding and entitled to vote on the matter.

ARTICLE XIV
EXCLUSIVE FORUM

Unless the Trust expressly consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Trust, (c) any action asserting a claim of breach of any (i) duty owed by any Trustee, officer, manager, agent, or employee of the Trust to the Trust or to the shareholders of the Trust, or (ii) standard of conduct applicable to Trustees, (d) any action asserting a claim against the Trust or any Trustee, officer, manager, agent, or employee of the Trust arising pursuant to any provision of Maryland law, including, but not limited to, the MGCL and the Maryland REIT Law, the Declaration of Trust, or these Bylaws, including any disputes, claims, or controversies brought by or on behalf of any shareholder (which, for purposes of this ARTICLE XIV, shall mean any shareholder of record or any beneficial owner of any Trust Securities, or any former holder of record or beneficial owner of any Trust Securities), either on his, her or its own behalf, on behalf of the Trust or on behalf of shareholders of the Trust against the Trust or any Trustee, officer, manager, agent, or employee of the Trust, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance, or enforcement of the Declaration of Trust or these Bylaws, including this ARTICLE XIV, or (e) any other action asserting a claim against the Trust or any Trustee, officer, manager, agent, or employee of the Trust that is governed by the internal affairs doctrine of the State of Maryland. Failure to enforce the foregoing provisions would cause the Trust irreparable harm and the Trust shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in any Trust Securities shall be deemed to have notice of and consented to the provisions of this Article XIV.

Exhibit 21.1

Subsidiary	Jurisdiction of Organization
1 Ellis St, LLC	Delaware
101 OLD WINDSOR ROAD, LLC	Delaware
1038 W 35TH ST., LLC	Delaware
10400 Riverside Drive, LLC	Delaware
1053 CROMWELL AVENUE, LLC	Delaware
1074 Raritan Road, LLC	Delaware
12250 El Dorado Parkway, LLC	Delaware
12902 South 301 Highway, LLC	Delaware
1518 S Washington Ave, LLC	Delaware
1575 NORTH BLAIRS BRIDGE ROAD, LLC	Delaware
1830 E ROOSEVELT RD., LLC	Delaware
186 JAMAICA AVE, LLC	Delaware
191 CUBE SOUTHEAST FL, LLC	Delaware
191 CUBE SOUTHEAST GA, LLC	Delaware
191 CUBE SOUTHEAST SC, LLC	Delaware
191 III CUBE BORDEAUX SUB, LLC	Delaware
191 III CUBE GA SUB LLC	Delaware
191 III CUBE TN SUB LLC	Delaware
191 III CUBE TRINITY SUB, LLC	Delaware
191 IV 225 LORDSHIP BLVD, LLC	Delaware
191 IV 9199 RED BRANCH ROAD, LLC	Delaware
191 IV CUBE LLC	Delaware
191 IV CUBE SOUTHEAST LLC	Delaware
191 V 1500 NORTHPARK DRIVE, LLC	Delaware
191 V CUBE LLC	Delaware
2225 46TH ST, LLC	Delaware
2301 TILLOTSON AVE, LLC	Delaware
251 JAMAICA AVE, LLC	Delaware
2701 S. CONGRESS AVENUE, LLC	Delaware
2880 Exterior St, LLC	Delaware
2880 EXTERIOR STREET TRS, LLC	Delaware
295 E. Ocotillo Road, LLC	Delaware
300 E IL ROUTE 22, LLC	Delaware
3068 CROPSEY AVENUE, LLC	Delaware
3103 N. Decatur Road, LLC	Delaware
33-24 Woodside Avenue, LLC	Delaware
3437 Astoria LLC	Delaware
3526 OAKTON ST., LLC	Delaware
38-01 47TH Avenue, LLC	Delaware
38300 North Gantzel Road, LLC	Delaware
41-06 Delong Street - Retail, LLC	Delaware
41-06 Delong Street, LLC	Delaware
4211 BELLAIRE BLVD., LLC	Delaware
430 1ST AVENUE SOUTH, LLC	Delaware
4370 Fountain Hills Drive NE, LLC	Delaware
444 55TH STREET HOLDINGS, LLC	Delaware
444 55TH STREET VENTURE, LLC	Delaware
444 55TH STREET, LLC	Delaware
4441 Alma Road, LLC	Delaware
5 Old Lancaster Associates, LLC	Pennsylvania
500 MILDRED AVENUE PRIMOS, LLC	Delaware
5505 Maple Ave, LLC	Delaware
5700 WASHINGTON AVENUE, LLC	Delaware
5715 BURNET ROAD, LLC	Delaware
610 SAWDUST ROAD, LLC	Delaware
619 Somerset St, LLC	Delaware
7205 Vanderbilt Way, LLC	Delaware
7605-7645 QUINCY AVE, LLC	Delaware

Subsidiary	Jurisdiction of Organization
8 Breiderhoft Rd, LLC	Delaware
8552 BAYMEADOWS ROAD, LLC	Delaware
9641 Annapolis Road, LLC	Delaware
Astoria Investors, LLC	Delaware
California Yacht Club	California
CONSHOHOCKEN GP II, LLC	Delaware
CS 1031 Acquisition, LLC	Delaware
CS 1158 MCDONALD AVE, LLC	Delaware
CS 160 EAST 22ND ST, LLC	Delaware
CS 2087 HEMPSTEAD TPK, LLC	Delaware
CS 750 W MERRICK RD, LLC	Delaware
CS ANNAPOLIS HOLDINGS, LLC	Delaware
CS ANNAPOLIS, LLC	Delaware
CS CAPITAL INVESTORS, LLC	Delaware
CS FLORIDA AVENUE, LLC	Delaware
CS LOCK UP ANOKA TRS, LLC	Delaware
CS LOCK UP ANOKA, LLC	Delaware
CS SDP EVERETT BORROWER, LLC	Delaware
CS SDP Everett, LLC	Delaware
CS SDP Newtonville, LLC	Delaware
CS SDP WALTHAM BORROWER, LLC	Delaware
CS SDP WALTHAM, LLC	Delaware
CS SHIRLINGTON, LLC	Delaware
CS SNL NEW YORK AVE, LLC	Delaware
CS SNL OPERATING COMPANY, LLC	Delaware
CS VALLEY FORGE VILLAGE STORAGE TRS, LLC	Delaware
CS VALLEY FORGE VILLAGE STORAGE, LLC	Delaware
CS VENTURE I, LLC	Delaware
CS Vienna TRS, LLC	Delaware
CS Vienna, LLC	Delaware
CUBE HHF Limited Partnership	Delaware
CUBE HHF NORTHEAST CT, LLC	Delaware
CUBE HHF NORTHEAST MA, LLC	Delaware
CUBE HHF NORTHEAST RI, LLC	Delaware
CUBE HHF NORTHEAST SUB HOLDINGS LLC	Delaware
CUBE HHF NORTHEAST TRS, LLC	Delaware
CUBE HHF NORTHEAST VENTURE LLC	Delaware
CUBE HHF NORTHEAST VT, LLC	Delaware
CUBE HHF TRS, LLC	Delaware
CUBE IV SOUTHEAST TRS LLC	Delaware
CUBE IV TRS LLC	Delaware
CUBE V TRS LLC	Delaware
CUBE VENTURE GP, LLC	Delaware
CubeSmart	Maryland
CUBESMART 338 3RD AVENUE, LLC	Delaware
CUBESMART 39-25 21ST STREET, LLC	Delaware
CubeSmart Asset Management, LLC	Delaware
CUBESMART BARTOW, LLC	Delaware
CUBESMART BOSTON ROAD, LLC	Delaware
CUBESMART CLINTON, LLC	Delaware
CUBESMART EAST 135TH, LLC	Delaware
CubeSmart Management, LLC	Delaware
CUBESMART SOUTHERN BLVD, LLC	Delaware
CUBESMART SWISS AVE, LLC	Delaware
CUBESMART TEMPLE HILLS, LLC	Delaware
CUBESMART TIMONIUM BORROWER, LLC	Delaware
CubeSmart Timonium, LLC	Delaware
CubeSmart TRS, Inc.	Ohio
CubeSmart, L.P.	Delaware
EAST COAST GP, LLC	Delaware

Subsidiary	Jurisdiction of Organization
EAST COAST STORAGE PARTNERS, L.P.	Delaware
Fontana Self Storage TRS, LLC	Delaware
Fontana Self Storage, LLC	Delaware
FREEHOLD MT, LLC	Delaware
LAACO, Ltd.	California
LANGHORNE GP II, LLC	Delaware
Lantana Property Owner's Association, Inc.	Florida
MONTGOMERYVILLE GP II, LLC	Delaware
Nuvo Business Center at the Gardens Property Owners Association, Inc.	Florida
Old Lancaster Venture, L.P.	Pennsylvania
PSI Atlantic Holbrook NY, LLC	Delaware
PSI Atlantic Lithia Springs GA, LLC	Delaware
PSI Atlantic Nashville TN, LLC	Delaware
PSI Atlantic Villa Rica GA, LLC	Delaware
PSI Atlantic Villa Rica Parcel Owner, LLC	Delaware
R STREET STORAGE ASSOCIATES, LLC	Maryland
Rancho Cucamonga Self Storage TRS, LLC	Delaware
Rancho Cucamonga Self Storage, LLC	Delaware
SHIRLINGTON RD II, LLC	Delaware
SHIRLINGTON RD TRS, LLC	Delaware
SHIRLINGTON RD, LLC	Delaware
SOMERSET MT, LLC	Delaware
STORAGE PARTNERS OF CONSHOHOCKEN, L.P.	Delaware
Storage Partners of Freehold II, LLC	Delaware
Storage Partners of Langhorne II, LP	Delaware
STORAGE PARTNERS OF MONTGOMERYVILLE, L.P.	Delaware
STORAGE PARTNERS OF SOMERSET, LLC	Delaware
UNITED-HSRE I, L.P.	Delaware
U-Store-It Development LLC	Delaware
U-Store-It Trust Luxembourg S.ar.l.	Luxembourg
Valley Forge Storage Venture, LLC	Delaware
Wider Reach, LLC	Delaware
YSI HART TRS, INC	Delaware
YSI I LLC	Delaware
YSI II LLC	Delaware
YSI XV LLC	Delaware
YSI XX GP LLC	Delaware
YSI XX LP	Delaware
YSI XX LP LLC	Delaware
YSI XXX LLC	Delaware
YSI XXXI, LLC	Delaware
YSI XXXIII, LLC	Delaware
YSI XXXVII, LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-236886) on Form S-3 and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124, 333-119987 and 333-216768) on Form S-8 of our reports dated February 24, 2023, with respect to the consolidated financial statements and financial statement schedule III of CubeSmart and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2023

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-236886) on Form S-3 and (Nos. 333-211787, 333-167623, 333-143126, 333-143125, 333-143124, 333-119987 and 333-216768) on Form S-8 of our reports dated February 24, 2023, with respect to the consolidated financial statements and financial statement schedule III of CubeSmart, L.P. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2023

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Exhibit 31.3

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher P. Marr, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023 /s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Exhibit 31.4

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of CubeSmart L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023

/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Exhibit 32.1

**Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of
the
Sarbanes-Oxley Act of 2002**

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart (the "Company"), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2023   /s/ Christopher P. Marr
                                                       Christopher P. Marr
                                                       Chief Executive Officer

Date: February 24, 2023   /s/ Timothy M. Martin
                                                       Timothy M. Martin
                                                       Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of
the
Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer and Chief Financial Officer of CubeSmart L.P. (the "Company"), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2022 (the "Report") filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2023 /s/ Christopher P. Marr
Christopher P. Marr
Chief Executive Officer

Date: February 24, 2023 /s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares and preferred shares of CubeSmart and debt securities of CubeSmart, L.P. (the "Operating Partnership"), and the qualification and taxation of CubeSmart as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. The discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, regulated investment companies, REITs, tax-exempt organizations (except to the limited extent discussed below under "Taxation of Tax-Exempt Shareholders"), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under "Taxation of Non-U.S. Shareholders"), an entity treated as a U.S. corporation on account of the inversion rules, persons holding our securities as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment, persons subject to the alternative minimum tax provisions of the Code, persons holding our securities through a partnership or similar pass-through entity and other persons subject to special tax rules. This summary deals only with investors who hold common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership as "capital assets" within the meaning of Section 1221 of the Code. This discussion is not intended to be, and should not be construed as, tax advice.

The information in this summary is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS"), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed in this summary. Therefore, it is possible that the IRS could challenge the statements in this summary, which do not bind the IRS or the courts, and that a court could agree with the IRS.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of common shares or preferred shares of CubeSmart and debt securities of the Operating Partnership, and of CubeSmart's election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.

Taxation of CubeSmart

Qualification of CubeSmart as a REIT

CubeSmart elected to be taxed as a REIT under the U.S. federal income tax laws beginning with its short taxable year ended December 31, 2004. CubeSmart believes that, beginning with such short taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and intends to continue to operate in such a manner. However, there can be no assurance that CubeSmart has qualified or will remain qualified as a REIT.

CubeSmart's continued qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that CubeSmart earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its share ownership, and the percentage of its earnings that CubeSmart distributes. Accordingly, no assurance can be given that the actual results of CubeSmart's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of its failure to qualify as a REIT, see "Requirements for Qualification — Failure to Qualify" below.

Pursuant to CubeSmart's declaration of trust, CubeSmart's board of trustees has the authority to make any tax elections on its behalf that, in its sole judgment, are in CubeSmart's best interest. This authority includes the ability to revoke or otherwise terminate CubeSmart's status as a REIT. CubeSmart's board of trustees has the authority under its declaration of trust to make these elections without the necessity of obtaining the approval of CubeSmart's shareholders. In addition, CubeSmart's board of trustees has the authority to waive any restrictions and limitations contained in its declaration of trust that are intended to preserve CubeSmart's status as a REIT during any period in which its board of trustees has determined not to pursue or preserve CubeSmart's status as a REIT.

Taxation of CubeSmart as a REIT

The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income taxation of a REIT, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.

If CubeSmart qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning shares in a corporation. However, CubeSmart will be subject to federal tax in the following circumstances:

- CubeSmart is subject to the corporate federal income tax on any taxable income, including net capital gain that it does not distribute to shareholders during, or within a specified time period after, the calendar year in which the income is earned.

- For tax years beginning before January 1, 2018, CubeSmart may be subject to the corporate "alternative minimum tax" on any items of tax preference, including any deductions of net operating losses.

- CubeSmart is subject to tax, at the highest corporate rate (currently 21%), on net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that it holds primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

- CubeSmart is subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

- If CubeSmart fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under "Requirements for Qualification — Gross Income Tests," but nonetheless continues to qualify as a REIT because it meets other requirements, CubeSmart will be subject to a 100% tax on: the greater of the amount by which it fails the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect its profitability.

- If CubeSmart fails to distribute during a calendar year at least the sum of: (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then CubeSmart will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

- If CubeSmart fails any of the asset tests, as described below under "Requirements for Qualification — Asset Tests," other than certain de minimis failures, but its failure was due to reasonable cause and not to willful neglect, and it nonetheless maintains its REIT qualification because of specified cure provisions, CubeSmart will pay a tax equal to the greater of $50,000 or the highest federal income tax rate (currently 21%) then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

  The amount of gain on which CubeSmart will pay tax generally is the lesser of the amount of gain that it recognizes at the time of the sale or disposition, and the amount of gain that it would have recognized if it had sold the asset at the time CubeSmart acquired it.

- If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure.

- CubeSmart may elect to retain its net long-term capital gain and pay income tax on such gain.

- CubeSmart will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

- If CubeSmart acquires any asset from a C corporation (a corporation that generally is subject to full corporate-level tax) in a transaction in which the adjusted basis of the assets in CubeSmart's hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, CubeSmart will pay tax at the highest regular corporate rate then applicable (currently, 21%) if it recognizes gain on the sale or disposition of the asset during the 5-year period after it acquires the asset, unless the C corporation elects to treat the assets as if they were sold for their fair market value at the time of CubeSmart's acquisition.

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- CubeSmart may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT's shareholders, as described below in "Requirements for Qualification – Organizational Requirements - Recordkeeping Requirements."

- The earnings of CubeSmart's lower-tier entities, if any, that are subchapter C corporations, including taxable REIT subsidiaries, are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

To qualify as a REIT, CubeSmart must elect to be treated as a REIT, and CubeSmart must meet various organizational requirements, gross income tests, asset tests and annual distribution requirements.

Organizational Requirements. A REIT is a corporation, trust or association that meets each of the following requirements:

1) It is managed by one or more trustees or directors;

2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

5) At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

7) It elects to be a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

9) It meets certain other tests, described below, regarding the nature of its income and assets and the distribution of its income.

CubeSmart must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. CubeSmart's declaration of trust provides for restrictions regarding the ownership and transfer of its shares of beneficial interest that are intended to assist CubeSmart in continuing to satisfy requirements 5 and 6. However, these restrictions may not ensure that CubeSmart will, in all cases, be able to satisfy these requirements.

For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding CubeSmart's shares in proportion to their actuarial interests in the trust for purposes of requirement 6. CubeSmart believes it has issued sufficient shares of beneficial interest with enough diversity of ownership to satisfy requirements 5 and 6 set forth above.

Recordkeeping Requirements. To monitor compliance with the share ownership requirements, CubeSmart is required to maintain records regarding the actual ownership of its shares. To do so, CubeSmart must demand written statements each year from the record holders of certain percentages of its shares in which the record holders are to disclose the actual owners of the shares (the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of CubeSmart's records. Failure by CubeSmart to comply with these recordkeeping requirements could subject CubeSmart to monetary penalties. If CubeSmart satisfies these requirements and has no reason to know that requirement 6 is not satisfied, CubeSmart will be deemed to have satisfied such requirement. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

Qualified REIT Subsidiaries. A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by its parent REIT and that has not elected to be a taxable REIT subsidiary. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the parent REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that CubeSmart owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as its assets, liabilities, and items of income, deduction, and credit.

Partnership Subsidiaries and other Pass-Through Subsidiaries. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes so that its income and assets are treated as income and assets of its regarded owner, including for purposes of the REIT gross income and asset tests. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, CubeSmart's proportionate share of the assets, liabilities and items of income of the Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which CubeSmart acquires an interest, directly or indirectly ("Partnership Subsidiary"), is treated as CubeSmart's assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT is permitted to own up to 100% of the stock of one or more "taxable REIT subsidiaries." A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular "C" corporation. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary if the applicable election is made. Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis, and, effective for taxable years beginning after December 31, 2015, on income imputed to a taxable REIT subsidiary for services rendered to or on behalf of CubeSmart, the Operating Partnership, any qualified REIT subsidiary, or a Partnership Subsidiary. CubeSmart may engage in activities indirectly through a taxable REIT subsidiary that would jeopardize its REIT status if CubeSmart engaged in the activities directly. For example, a taxable REIT subsidiary of CubeSmart may provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. A taxable REIT subsidiary may also engage in other activities that, if conducted by CubeSmart directly, could result in the receipt of non-qualified income or the ownership of non-qualified assets or the imposition of the 100% tax on income from prohibited transactions. See description below under "Requirements for Qualification – Gross Income Tests - Prohibited Transactions." Overall, no more than 20% (25% for taxable years beginning before January 1, 2018) of the value of a REIT's assets may constitute stock or securities of one or more taxable REIT subsidiaries. Under the Tax Cuts and Jobs Act (the "TCJA"), for taxable years beginning after December 31, 2017, taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020 (i) increased the 30% limitation to 50% (A) for all entities for their 2020 taxable years and (B) for all entities other than partnerships for their 2019 taxable years and (ii) permitted an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its 2020 taxable year. These provisions may limit the ability of our taxable REIT subsidiaries to deduct interest in the future, which could increase their taxable income.

Gross Income Tests. CubeSmart must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that CubeSmart derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

- rents from real property;

- interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

- for taxable years beginning after December 31, 2015, interest on mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

- dividends or other distributions on, and gain from the sale of, shares in other REITs (excluding dividends from its taxable REIT subsidiaries);

- gain from the sale of real estate assets (other than gain from property held primarily for sale to customers), except, effective for taxable years beginning after December 31, 2015, for gain from a nonqualified publicly offered REIT debt instrument (as defined below);

- income and gain derived from foreclosure property; and

- income derived from the temporary investment of new capital that is attributable to the issuance of CubeSmart's shares of beneficial interest or a public offering of its debt with a maturity date of at least five years and that CubeSmart receives during the one-year period beginning on the date on which it receives such new capital.

Second, in general, at least 95% of CubeSmart's gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends (including dividends from its taxable REIT subsidiaries), gain from the sale or disposition of stock or securities, or any combination of these.

Gross income from the sale of property that CubeSmart holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. See "Prohibited Transactions." In addition, certain gains from hedging transactions and certain foreign currency gains will be excluded from both the numerator and the denominator for purposes of one or both of the income tests. See "Hedging Transactions" and "Foreign Currency Gain."

Rents from Real Property. Rent that CubeSmart receives from its real property will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Such rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages are fixed at the time the leases are entered into, are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits, and conform with normal business practice.

Second, CubeSmart must not own, actually or constructively, 10% or more of the stock of any corporate tenant or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of its shares is owned, directly or indirectly, by or for any person, CubeSmart is considered as owning the stock owned, directly or indirectly, by or for such person. CubeSmart does not own any stock or any assets or net profits of any tenant directly. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of its shares, no absolute assurance can be given that such transfers or other events of which CubeSmart has no knowledge will not cause CubeSmart to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a taxable REIT subsidiary at some future date.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that CubeSmart receives from a taxable REIT subsidiary will qualify as "rents from real property" as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The "substantially comparable" requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which CubeSmart owns directly or indirectly more than 50% of the voting power or value of the stock (a "controlled taxable REIT subsidiary") will not be treated as "rents from real property."

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the "personal property ratio"). With respect to each of its leases, CubeSmart believes that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, CubeSmart believes that any income attributable to personal property will not jeopardize its ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge CubeSmart's calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, CubeSmart could fail to satisfy the 75% or 95% gross income test and thus lose its REIT status.

Fourth, CubeSmart cannot furnish or render non-customary services to the tenants of its properties, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom CubeSmart does not derive or receive any income. However, CubeSmart need not provide services through an "independent contractor," but instead may provide services directly to its tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, CubeSmart may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property.

Finally, CubeSmart may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide non-customary services to CubeSmart's tenants without tainting CubeSmart's rents from the related properties. CubeSmart has not performed, and does not intend to perform, any services other than customary ones for its tenants, other than services provided through independent contractors or taxable REIT subsidiaries.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts CubeSmart is obligated to pay to third parties (such as a lessee's proportionate share of a property's operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as "rents from real property." To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

If a portion of the rent CubeSmart receives from a property does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of its gross income during the year, CubeSmart would lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as "rents from real property": (1) the rent is considered based on the income or profits of the tenant; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) CubeSmart furnishes non-customary services to the tenants of the property, or manages or operates the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, CubeSmart could lose its REIT status, unless CubeSmart qualified for certain statutory relief provisions, because it would be unable to satisfy either the 75% or 95% gross income test.

Interest. The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision," income attributable to such participation feature will be treated as gain from the sale of the secured property, which generally is qualifying income for purposes of both gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

- the REIT has held the property for not less than two years;

- the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the net selling price of the property;

- either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applied, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) (i) for taxable years beginning after December 31, 2015, the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate bases of all of the assets of the REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT's assets (measured by adjusted tax bases) in the current and two prior years did not exceed 10%, or (5) (i) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all assets of the REIT at the beginning of the year and (ii) the average annual percentage of such properties sold by the REIT compared to all the REIT's assets (measured by fair market value) in the current and two prior years did not exceed 10%;

- in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

- if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor (or, for taxable years beginning after December 31, 2015, a taxable REIT subsidiary) from whom the REIT derives no income.

CubeSmart intends to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with its investment objective. CubeSmart cannot assure you, however, that it can comply with the safe-harbor provisions that would prevent the imposition of the 100% tax or that it will avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business." The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates. CubeSmart may, therefore, form or acquire a taxable REIT subsidiary to hold and dispose of those properties it concludes may not fall within the safe-harbor provisions.

Foreclosure Property. CubeSmart will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

- for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property, on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

- on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business. Income and gain from foreclosure property are qualifying income for the 75% and 95% gross income tests.

Hedging Transactions. From time to time, CubeSmart enters into hedging transactions with respect to its assets or liabilities. CubeSmart's hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A "hedging transaction" means either (1) any transaction entered into in the normal course of its trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). CubeSmart will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. No assurance can be given that its hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests, and will not adversely affect CubeSmart's ability to satisfy the REIT qualification requirements.

Effective for taxable years beginning after December 31, 2015, if CubeSmart has entered into a hedging transaction described in (1) or (2), and a portion of the hedged indebtedness or property is extinguished or disposed of and, in connection with such extinguishment or disposition, CubeSmart enters into a new clearly identified hedging transaction (a "New Hedge"), income from the applicable hedge and income from the New Hedge (including gain from the disposition of such New Hedge) will not be treated as gross income for purposes of the 95% and 75% gross income tests.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. "Real estate foreign exchange gain" will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain "qualified business units" of a REIT. "Passive foreign exchange gain" will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) debt obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If CubeSmart fails to satisfy one or both of the gross income tests for any taxable year, CubeSmart nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions will be available if:

- CubeSmart's failure to meet those tests is due to reasonable cause and not to willful neglect; and

- following such failure for any taxable year, a schedule of the sources of its income is filed with the IRS in accordance with regulations prescribed by the Secretary of the Treasury.

CubeSmart cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. As discussed above in "Taxation of CubeSmart as a REIT," even if the relief provisions apply, CubeSmart would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which it fails the 75% gross income test, or (2) the excess of 95% of its gross income over the amount of gross income qualifying under the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability.

Asset Tests. To maintain its qualification as a REIT, CubeSmart also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of CubeSmart's total assets must consist of:

- cash or cash items, including certain receivables;

- government securities;

- interests in real property, including leaseholds and options to acquire real property and leaseholds;

- effective for taxable years beginning after December 31, 2015,: (i) personal property leased in connection with real property to the extent that the rents from personal property are treated as "rent from real property" for purposes of the 75% income test, and (ii) debt instruments issued by publicly offered REITs;

- interests in mortgages on real property (including certain mortgage-backed securities) and, for taxable years beginning after December 31, 2015, interests in mortgage loans secured by both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loans;

- stock in other REITs; and

- investments in stock or debt instruments during the one-year period following its receipt of new capital that CubeSmart raises through equity offerings or public offerings of debt with at least a five-year term.

Second, of CubeSmart's investments not included in the 75% asset class, the value of its interest in any one issuer's securities may not exceed 5% of the value of its total assets, or the "5% asset test."

Third, of CubeSmart's investments not included in the 75% asset class, CubeSmart may not own more than 10% of the voting power or value of any one issuer's outstanding securities, or the "10% vote test" and "10% value test," respectively.

Fourth, not more than 20% (25% for taxable years beginning before January 1, 2018) of the value of CubeSmart's assets may be represented by securities of one or more taxable REIT subsidiaries.

Fifth, effective for taxable years beginning after December 31, 2015, not more than 25% of the value of CubeSmart's total assets may be represented by "nonqualified publicly offered REIT debt instruments." "Nonqualified publicly offered REIT debt instruments" are debt instruments issued by publicly offered REITs that are not secured by a mortgage on real property.

Sixth, not more than 25% of the value of our total assets may consist of securities other than securities that qualify for purposes of the 75% test.

For purposes of the 5% asset test, the 10% vote test and 10% value test, the term "securities" does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term "securities" does not include:

- Any "straight debt" security, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors. "Straight debt" securities do not include any securities issued by a partnership or a corporation in which CubeSmart or any controlled taxable REIT subsidiary hold non-"straight debt" securities that have an aggregate value of more than 1% of the issuer's outstanding securities. However, "straight debt" securities include debt subject to the following contingencies: (1) a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer's debt obligations held by CubeSmart exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and (2) a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

- Any loan to an individual or an estate.

- Any "section 467 rental agreement," other than an agreement with a related party tenant.

- Any obligation to pay "rents from real property."

- Certain securities issued by governmental entities.

- Any security issued by a REIT.

- Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which CubeSmart is a partner to the extent of CubeSmart's proportionate interest in the debt and equity securities of the partnership.

- Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in "Requirements for Qualification — Gross Income Tests."

For purposes of the 10% value test, its proportionate share of the assets of a partnership is its proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

Failure to Satisfy Asset Tests. CubeSmart will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If CubeSmart fails to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

- CubeSmart satisfied the asset tests at the end of the preceding calendar quarter; and

- the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. CubeSmart intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful. If CubeSmart fails to cure any noncompliance with the asset tests within such time period, its status as a REIT would be lost.

In the event that, at the end of any calendar quarter, CubeSmart violates the 5% asset test, the 10% vote test or the 10% value test described above, CubeSmart will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (ii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event the failure to meet the asset test is more than de minimis, CubeSmart will not lose its REIT status if (i) the failure was due to reasonable cause and not to willful neglect, (ii) CubeSmart files a description of each asset causing the failure with the IRS, (iii) CubeSmart disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which CubeSmart identifies the failure, and (iv) CubeSmart pays a tax equal to the greater of $50,000 or 21% of the net income from the nonqualifying assets during the period in which it failed to satisfy the asset tests.

Annual Distribution Requirements. Each taxable year, CubeSmart must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its shareholders in an aggregate amount not less than the sum of:

- 90% of its "REIT taxable income," computed without regard to the dividends paid deduction and its net capital gain or loss, and

- 90% of its after-tax net income, if any, from foreclosure property, minus

- the sum of certain items of non-cash income.

Under the TCJA, for taxable years beginning after December 31, 2017, CubeSmart's deduction for net business interest expense generally is limited to 30% of its adjusted taxable income. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. The CARES Act (i) increased the 30% limitation to 50% (A) for all entities for their 2020 taxable years and (B) for all entities other than partnerships for their 2019 taxable years and (ii) permitted an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its 2020 taxable year. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. CubeSmart's deduction for net business interest expense has not yet been limited by the above described rules. If CubeSmart's deduction for net business interest expense is limited in the future, its REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. CubeSmart may be eligible to make this election. If CubeSmart makes this election, although it would not be subject to the interest expense limitation described above, its depreciation deductions may be reduced and, as a result, its REIT taxable income for a taxable year may be increased.

Generally, CubeSmart must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) CubeSmart declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration or (b) CubeSmart declares the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified day in any such month, and CubeSmart actually pays the dividend before the end of January of the following year. In both instances, these distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

To the extent that CubeSmart distributes at least 90%, but less than 100%, of its net taxable income, CubeSmart will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, CubeSmart may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CubeSmart would elect to have its shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. CubeSmart's shareholders would then increase their adjusted basis in their CubeSmart shares by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

If CubeSmart fails to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

- 85% of its REIT ordinary income for the year,

- 95% of its REIT capital gain income for the year, and

- any undistributed taxable income from prior periods, CubeSmart will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts CubeSmart actually distributed. In calculating the required distribution for taxable years beginning after December 31, 2015, the amount that CubeSmart is treated as having distributed is not reduced by any amounts not allowable in computing its taxable income for the taxable year and which were not allowable in computing its taxable income for any prior years. If CubeSmart so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above.

It is possible that, from time to time, CubeSmart may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, because CubeSmart may deduct capital losses only to the extent of its capital gains, its REIT taxable income may exceed its economic income. Further, it is possible that, from time to time, CubeSmart may be allocated a share of net capital gain from a partnership in which CubeSmart owns an interest attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Although several types of non-cash income are excluded in determining the annual distribution requirement, CubeSmart will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if CubeSmart does not distribute those items on a current basis. As a result of the foregoing, CubeSmart may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, CubeSmart may issue additional common or preferred shares, CubeSmart may borrow or may cause the Operating Partnership to arrange for short-term or possibly long-term borrowing to permit the payment of required distributions, or CubeSmart may pay dividends in the form of taxable in-kind distributions of property, including potentially, its shares.

Under certain circumstances, CubeSmart may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year. CubeSmart may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although CubeSmart may be able to avoid income tax on amounts distributed as deficiency dividends, CubeSmart will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

Failure to Qualify

If CubeSmart were to fail to qualify as a REIT in any taxable year and no relief provision applied, CubeSmart would have the following consequences: CubeSmart would be subject to U.S. federal income tax and, for tax years beginning before January 1, 2018, any applicable alternative minimum tax at regular corporate rates applicable to regular C corporations on its taxable income, determined without reduction for amounts distributed to shareholders. This REIT-level tax liability would reduce cash available for distributions. All distributions to shareholders (to the extent of our current and accumulated earnings and profits) would be taxable as dividends. This "double taxation" would result from our failure to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our shareholders and all distributions to shareholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate shareholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate shareholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations. If we fail to qualify as a REIT, such shareholders may not claim this deduction with respect to dividends paid by us. Unless CubeSmart qualified for relief under specific statutory provisions, it would not be permitted to elect taxation as a REIT for the four taxable years following the year during which CubeSmart ceased to qualify as a REIT.

If CubeSmart fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, CubeSmart could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and CubeSmart pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in "Requirements for Qualification — Gross Income Tests" and "Requirements for Qualification — Asset Tests." It is not possible to state whether in all circumstances CubeSmart would be entitled to such statutory relief.

State and Local Taxes

We may be subject to taxation by various states and localities, including those in which we transact business or own property. The state and local tax treatment in such jurisdictions may differ from the U.S. federal income tax treatment described above.

Tax Aspects of Investments in the Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to CubeSmart's direct or indirect investment in its Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for U.S. federal income tax purposes, each individually referred to as a "Partnership" and, collectively, as "Partnerships" below. The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. CubeSmart is required to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation.

An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

- is treated as a partnership under the Treasury regulations relating to entity classification (the "check-the-box regulations"); and

- is not a "publicly traded partnership."

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for U.S. federal income tax purposes. We intend that each Partnership will be classified as a partnership for U.S. federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership's gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception").

Treasury regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. CubeSmart believes that each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for U.S. federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, CubeSmart may not be able to qualify as a REIT, unless it qualifies for certain relief provisions. See "Requirements for Qualification — Gross Income Tests" and "Requirements for Qualification — Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case CubeSmart might incur tax liability without any related cash distribution. See "Requirements for Qualification — Annual Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes, except that, for tax years beginning after December 31, 2017, a partnership is liable for paying tax assessed pursuant to an audit adjustment unless the partnership elects to "push out" such audit adjustments to its partners.

CubeSmart will therefore take into account its allocable share of each Partnership's income, gains, losses, deductions, and credits for each taxable year of the Partnerships ending with or within CubeSmart's taxable year, even if CubeSmart receives no distribution from the Partnerships for that year or a distribution less than CubeSmart's share of taxable income. Similarly, even if CubeSmart receives a distribution, CubeSmart may not be taxed on such distribution if the distribution does not exceed its adjusted tax basis in its interest in the distributing Partnership.

Among the deductions that would flow to CubeSmart are the interest deductions of the Operating Partnership and its subsidiary Partnerships. The TCJA limits a taxpayer's business interest expense deduction to the sum of business interest income, 30% of adjusted taxable income and certain other amounts. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limitation is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. The Operating Partnership did not have "excess business interest" for the 2022 taxable year or prior taxable years.

The TCJA allows a real property trade or business to elect out of this interest limitation so long as it uses a 40-year recovery period for nonresidential real property, a 30-year recovery period for residential rental property, and a 20-year recovery period for related improvements. Disallowed interest expense is carried forward indefinitely (subject to special rules for partnerships). The interest deduction limitation applies to taxable years beginning after December 31, 2017.

For taxpayers that do not use the TCJA's real property trade or business exception to the business interest deduction limitations, the TCJA maintains the current 39-year and 27.5-year straight line recovery periods for nonresidential real property and residential rental property, respectively, and provides that tenant improvements for such taxpayers are subject to a general 15-year recovery period. Also, the TCJA temporarily allows 100% expensing of certain new or used tangible property through 2022, phasing out at 20% for each following year (with an election available for 50% expensing of such property if placed in service during the first taxable year ending after September 27, 2017). The changes apply, generally, to property acquired after September 27, 2017 and placed in service after September 27, 2017.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that each of a contributing partner or the partners at the time of a book revaluation, as applicable, are charged with, or benefit from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as "built-in gain" or "built-in loss," is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we, as general partner, select a different method, the Operating Partnership will use the traditional method for allocating items with respect to which there is a book-tax difference. Depending upon the method chosen, (1) CubeSmart's tax depreciation deductions attributable to those properties may be lower than they would have been if the partnership had acquired those properties for cash and (2) in the event of a sale of such properties, CubeSmart could be allocated gain in excess of its corresponding economic or book gain. These allocations may cause CubeSmart to recognize taxable income in excess of cash proceeds received by us, which might adversely affect CubeSmart's ability to comply with the REIT distribution requirements or result in CubeSmart's shareholders recognizing additional dividend income without an increase in distributions.

Depreciation. Some assets in our Partnerships include appreciated property contributed by its partners. Assets contributed to a Partnership in a tax-free transaction generally retain the same depreciation method and recovery period as they had in the hands of the partner who contributed them to the partnership. Accordingly, the Partnership's depreciation deductions for such contributed real property are based on the historic tax depreciation schedules for the properties prior to their contribution to the Operating Partnership.

Basis in Partnership Interest. CubeSmart's adjusted tax basis in any partnership interest it owns generally will be:

- the amount of cash and the basis of any other property it contributes to the partnership;

- increased by its allocable share of the partnership's income (including tax-exempt income) and its allocable share of indebtedness of the partnership; and

- reduced, but not below zero, by its allocable share of the partnership's loss (excluding any non-deductible items), the amount of cash and the basis of property distributed to CubeSmart, and constructive distributions resulting from a reduction in its share of indebtedness of the partnership.

Loss allocated to CubeSmart in excess of its basis in a partnership interest will not be taken into account until CubeSmart again has basis sufficient to absorb the loss. A reduction of CubeSmart's share of partnership indebtedness will be treated as a constructive cash distribution to CubeSmart, and will reduce its adjusted tax basis in the partnership. Distributions, including constructive distributions, in excess of the basis of CubeSmart's partnership interest will constitute taxable income to CubeSmart. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership's Property. Generally, any gain realized by a Partnership on the sale of property that is a capital asset held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners' built-in gain or loss on contributed or revalued properties is the difference between the partners' proportionate share of the book value of those properties and the partners' tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

CubeSmart's share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on CubeSmart's ability to satisfy the gross income tests for REIT status. See "Requirements for Qualification — Gross Income Tests." CubeSmart does not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of CubeSmart's, or the Partnership's, trade or business.

Partnership Audit Rules. Under the Bipartisan Budget Act of 2015 (the "BBA"), a partnership itself may be liable for a tax computed by reference to the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. These rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. The BBA's partnership audit rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of those partnerships could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult with their tax advisors with respect to those changes and their potential impact on their investment in our shares.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The term "U.S. shareholder" means a holder of CubeSmart common shares or preferred shares that, for U.S. federal income tax purposes, is:

- a citizen or individual resident of the United States;

- a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CubeSmart common shares or preferred shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding CubeSmart common shares or preferred shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of CubeSmart common shares or preferred shares by the partnership.

Taxation of U.S. Shareholders on Distributions. As long as CubeSmart qualifies as a REIT, a taxable U.S. shareholder will be required to take into account as ordinary income distributions made out of CubeSmart's current or accumulated earnings and profits that CubeSmart does not designate as capital gain dividends or retained long-term capital gain. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. A U.S. shareholder will not qualify for the dividends-received deduction generally available to corporations.

Dividends paid to a U.S. shareholder generally will not qualify for the preferential tax rate for "qualified dividend income" (currently, a 20% maximum rate, also see the discussion below, "Taxation of Shareholders— Tax Rates Applicable to Individual Shareholders under the TCJA"). Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most noncorporate U.S. shareholders. Because a REIT is not generally subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its shareholders, CubeSmart's dividends generally will not be eligible for the preferential tax rate on qualified dividend income. As a result, CubeSmart's ordinary REIT dividends will be taxed at the higher rate applicable to ordinary income. The highest marginal individual income tax rate on ordinary income was 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below "Taxation of Shareholders — Tax Rates Applicable to Individual Shareholders under the TCJA" regarding the sunset of the 37% rate). However, the preferential tax rate for qualified dividend income will apply to CubeSmart's ordinary REIT dividends, if any, that are (i) attributable to dividends received by CubeSmart from non-REIT corporations, such as our taxable REIT subsidiaries, and (ii) attributable to income upon which CubeSmart has paid corporate income tax (e.g., to the extent that CubeSmart distributes less than 100% of CubeSmart's taxable income). In general, to qualify for the preferential tax rate on qualified dividend income, a U.S. shareholder must hold CubeSmart common shares or preferred shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the common shares or preferred shares become ex-dividend.

With respect to common shares, CubeSmart may distribute taxable dividends that are payable partly in cash and partly in CubeSmart common shares. Taxable U.S. shareholders receiving such dividends will be required to include the full amount of the dividends as ordinary income to the extent of CubeSmart's current and accumulated earnings and profits. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, generally individual shareholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us that are "qualified REIT dividends", subject to certain limitations. Pursuant to the Treasury regulations, in order for a dividend paid by a REIT to be eligible to be treated as a "qualified REIT dividend," the shareholder must meet two holding period-related requirements. First, the shareholder must hold the REIT shares for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT share becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The 20% deduction does not apply to REIT capital gain dividends or to REIT dividends that we designate as "qualified dividend income." Like most of the other changes made by the TCJA applicable to non-corporate taxpayers, the 20% deduction will expire on December 31, 2025 unless Congress acts to extend it. Prospective investors should consult their tax advisors concerning these limitations on the ability to deduct all or a portion of dividends received on shares of our common shares or preferred shares.

Any distribution CubeSmart declares in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any of those months will be treated as paid by CubeSmart and received by the U.S. shareholder on December 31 of the year, provided CubeSmart actually pays the distribution during January of the following calendar year.

Distributions to a U.S. shareholder which CubeSmart designates as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its common shares or preferred shares. In general, U.S. shareholders will be taxable on long-term capital gains at a current maximum rate of 20% (see the discussion below "Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA"), except that the portion of such gain that is attributable to depreciation recapture will be taxable at the maximum rate of 25%. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Effective for distributions paid or treated as being paid in taxable years beginning after December 31, 2015, the aggregate amount of dividends that CubeSmart may designate as "capital gain dividends" or "qualified dividend income" with respect to any taxable year may not exceed the dividends paid by CubeSmart with respect to such taxable year, including dividends that are paid in the following taxable year and treated as having been paid with respect to such taxable year by being (1) declared before CubeSmart timely files its tax return for such taxable year and (2) paid with or before the first regular dividend payment after such declaration.

CubeSmart may elect to retain and pay income tax on the net long-term capital gain that CubeSmart receives in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of CubeSmart's undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax CubeSmart paid. The U.S. shareholder would increase the basis in its common shares or preferred shares by the amount of its proportionate share of CubeSmart's undistributed long-term capital gain, minus its share of the tax CubeSmart paid.

A U.S. shareholder will not incur tax on a distribution in excess of CubeSmart's current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. shareholder's common shares or preferred shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both CubeSmart's current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term capital gain if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. shareholder.

Shareholders may not include in their individual income tax returns any of CubeSmart's net operating losses or capital losses. Instead, these losses are generally carried over by CubeSmart for potential offset against CubeSmart's future income (subject to certain limitation for net operating losses arising in tax years beginning after December 31, 2017, as modified by the CARES Act). Taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares will not be treated as passive activity income; and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from CubeSmart and gain from the disposition of common shares or preferred shares generally will be treated as investment income for purposes of the investment interest limitations. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the shareholder elects to have the gain taxed at ordinary income rates. CubeSmart will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss recognized upon a taxable disposition of CubeSmart's common or preferred shares as long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. shareholder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder's adjusted tax basis. A U.S. shareholder's adjusted tax basis generally will equal the U.S. shareholder's acquisition cost, increased by the excess of the U.S. shareholder's allocable share of any retained capital gains, less the U.S. shareholder's allocable share of the tax paid by us on such retained capital gains and reduced by any returns of capital. However, a U.S. shareholder must treat any loss upon a sale or exchange of common or preferred shares held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any actual or deemed distributions from CubeSmart that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common or preferred shares may be disallowed if the U.S. shareholder purchases other common shares or preferred shares within 30 days before or after the disposition.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of CubeSmart shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards "tax shelters," they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of CubeSmart shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that CubeSmart and other participants in transactions involving CubeSmart (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate was 39.6% for tax years beginning on or before December 31, 2017 and 37% for tax years beginning after that date (but see the discussion below "Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA" regarding the sunset of the 37% rate). The maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is currently 20%. For additional information, see the discussion below "Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA." The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were "section 1245 property" (i.e., generally, depreciable personal property). CubeSmart generally may designate whether a distribution CubeSmart designates as capital gain dividends (and any retained capital gain that CubeSmart is deemed to distribute) is taxable to non-corporate shareholders at the current 20% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Redemption of Preferred Shares

Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder's adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a "complete termination" of the holder's interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is "not essentially equivalent to a dividend" with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder's ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under "Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions." If the redemption of a holder's preferred shares is taxed as a dividend, the adjusted basis of such holder's redeemed preferred shares will be transferred to any other shares held by the holder.

If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Conversion of Our Preferred Shares into Common Shares.

Except as provided below, a U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares. Except as provided below, a U.S. shareholder's basis and holding period in the common shares received upon conversion generally will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that is attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described above in "Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on Distributions." Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the preferred shares for more than one year. See "— Taxation of U.S. Shareholders — Taxation of Taxable U.S. Shareholders — Taxation of U.S. Shareholders on the Disposition of Common and Preferred Shares." U.S. shareholders should consult with their tax advisors regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Tax Rates Applicable to Individual Shareholders under the TCJA

Long-term capital gains (i.e., capital gains with respect to assets held for more than one year) and "qualified dividends" received by an individual generally are subject to federal income tax at a maximum rate of 20%. Short-term capital gains (i.e., capital gains with respect to assets held for one year or less) generally are subject to federal income tax at ordinary income rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends generally are not eligible for the 20% maximum tax rate on qualified dividends. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the maximum rate of which is 37% for tax years beginning after December 31, 2017 (the rate was 39.6% for tax years beginning before that date) and before January 1, 2026. However, for taxable years prior to 2026, individual shareholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. The 20% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

- your long-term capital gains, if any, recognized on the disposition of our shares;
- our distributions designated as long−term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions are subject to a 25% tax rate to such extent);
- our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and
- our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Medicare Tax on Investment Income

Certain U.S. shareholders and U.S. Holders (as defined below) of debt securities who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on "net investment income" which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. The current 20% deduction allowed by Section 199A of the Code, as added by the TCJA, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Information Reporting Requirements and Backup Withholding.

CubeSmart will report to its shareholders and to the IRS the amount of distributions CubeSmart pays during each calendar year and the amount of tax it withholds, if any. A shareholder may be subject to backup withholding at a rate of up to 24% with respect to distributions unless the holder:

- is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

- provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide CubeSmart with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, CubeSmart may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to CubeSmart. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their "unrelated business taxable income." While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts CubeSmart distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of common shares or preferred shares with debt, a portion of the income it received from CubeSmart would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from CubeSmart as unrelated business taxable income.

In certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of CubeSmart's shares of beneficial interest (by value) must treat a percentage of the dividends it receives from CubeSmart as unrelated business taxable income. Such percentage is equal to the gross income CubeSmart derives from an unrelated trade or business, determined as if CubeSmart were a pension trust, divided by its total gross income for the year in which it pays the dividends. This rule applies to a pension trust holding more than 10% of CubeSmart shares only if:

- the percentage of CubeSmart's dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

- CubeSmart is a "pension-held REIT," that is, CubeSmart qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of CubeSmart's shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding CubeSmart's shares in proportion to their actuarial interests in the pension trust; and

- either: (i) one pension trust owns more than 25% of the value of CubeSmart's shares of beneficial interest; or (ii) one or more pension trusts each individually holding more than 10% of the value of CubeSmart's shares of beneficial interest collectively owns more than 50% of the value of CubeSmart's shares of beneficial interest.

Certain restrictions on ownership and transfer of CubeSmart's shares should generally prevent a tax-exempt entity from owning more than 10% of the value of its shares, or CubeSmart from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of CubeSmart shares.

Taxation of Non-U.S. Shareholders

The term "non-U.S. shareholder" means a holder of CubeSmart common shares or preferred shares that is not a U.S. shareholder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. shareholders are complex. This section is only a summary of such rules. **We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of common shares or preferred shares, including any reporting requirements.**

Taxation of Distributions. A non-U.S. shareholder that receives a distribution which is not attributable to gain from CubeSmart's sale or exchange of a "United States real property interest" ("USRPI") (discussed below) and that CubeSmart does not designate a capital gain dividend or retained capital gain will be treated as receiving dividends to the extent that CubeSmart pays such distribution out of CubeSmart's current or accumulated earnings and profits.

A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax with respect to that distribution. CubeSmart plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless either:

- a lower treaty rate applies and the non-U.S. shareholder files a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) evidencing eligibility for that reduced rate with us; or

- the non-U.S. shareholder files an IRS Form W-8ECI (or other applicable form) with CubeSmart claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of CubeSmart's current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares or preferred shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both CubeSmart's current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of common shares or preferred shares, as described below. Because CubeSmart generally cannot determine at the time CubeSmart makes a distribution whether the distribution will exceed CubeSmart's current and accumulated earnings and profits, CubeSmart normally will withhold tax on the entire amount of any distribution at the same rate as CubeSmart would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts CubeSmart withholds if CubeSmart later determines that a distribution in fact exceeded CubeSmart's current and accumulated earnings and profits.

CubeSmart may be required to withhold 15% (increased from 10%, effective February 17, 2016) of any distribution that exceeds CubeSmart's current and accumulated earnings and profits. Consequently, although CubeSmart intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent CubeSmart does not do so, CubeSmart may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which CubeSmart qualifies as a REIT, except as discussed below (in "Taxation of Non-U.S. Shareholders—Taxation of Disposition of Shares") with respect to certain holders owning 10% or less of regularly traded classes of shares, a non-U.S. shareholder will incur tax on distributions attributable to gain from CubeSmart's sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or "FIRPTA." A USRPI includes certain interests in real property and shares in United States corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with the conduct of a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. CubeSmart must withhold 21% of any distribution that CubeSmart could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount CubeSmart withholds.

Effective December 18, 2015, our shares are not treated as a USRPI when held, directly or indirectly, by a qualified shareholder and, therefore, FIRPTA does not apply to such shares. However, certain investors in a qualified shareholder that owns more than 10% of our shares (directly or indirectly) that are not themselves qualified shareholders may be subject to FIRPTA withholding. A "qualified shareholder" is a foreign entity that (1)(i) is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and the principal class of interests of which is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or (ii) is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units which is regularly traded on the New York Stock Exchange or Nasdaq Stock Market and the value of such class of limited partnership units is greater than 50% of the value of all of the partnership units of the foreign partnership, (2) is a qualified collective investment vehicle, and (3) maintains records on the identity of each person who, at any time during the foreign person's taxable year, holds directly 5% or more of the class of interests described in (1)(i) or (ii). A "qualified collective investment vehicle" is a foreign person that (x) under the comprehensive income tax treaty described in (1)(i) or (ii) would be eligible for a reduced rate of withholding with respect to dividends paid by a REIT even if such person owned more than 10% of the REIT, (y) is a publicly traded partnership that is a withholding foreign partnership, and would be treated as a United States real property holding corporation if it were a United States corporation, or (z) which is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either (1) fiscally transparent or (2) required to include dividends in its gross income, but is entitled to a deduction for distributions to its equity investors. Additionally, effective December 18, 2015, qualified foreign pension funds are not subject to FIRPTA withholding. The rules concerning qualified shareholders and qualified foreign pension funds are complex and investors who believe they may be qualified shareholders or qualified foreign pension funds should consult with their own tax advisors to find out if these rules are applicable to them.

Distributions attributable to gain from sales or exchanges by CubeSmart of USRPIs are treated as ordinary dividends (not subject to the 21% withholding tax under FIRPTA) if the distribution is made to a non-U.S. shareholder with respect to any class of shares which is "regularly traded" on an established securities market located in the United States and if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year. Such distributions will generally be subject to a 30% U.S. withholding tax (subject to reduction under applicable treaty) but a non-U.S. shareholder will not be required to report the distribution on a U.S. tax return. In addition, the branch profits tax will not apply to such distributions.

Taxation of Disposition of Shares. A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of common shares or preferred shares as long as CubeSmart is a "domestically-controlled REIT," which means that at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of all outstanding CubeSmart shares.

CubeSmart cannot assure you that this test will be met. Further, even if CubeSmart is a domestically controlled REIT, pursuant to "wash sale" rules under FIRPTA, a non-U.S. shareholder may incur tax under FIRPTA. The "wash sale" rule applies to the extent such non-U.S. shareholder disposes of CubeSmart shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire CubeSmart common shares or preferred shares within 61 days of the 1st day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

In addition, a non-U.S. shareholder that owns, actually or constructively, 10% or less of the outstanding common shares or preferred shares at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of such common shares or preferred shares if such shares are "regularly traded" on an established securities market. Because CubeSmart's common shares and preferred shares are "regularly traded" on an established securities market, CubeSmart expects that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of common shares or preferred shares unless it owns or has owned more than 10% of such common shares or preferred shares at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders, subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

- the gain is effectively connected with the conduct of the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

- the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Redemptions of Our Preferred Shares. Whenever we redeem any preferred shares, the treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our preferred shares to a non-U.S. shareholder of such preferred shares can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a non-U.S. shareholder of our preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder's adjusted tax basis in the preferred shares redeemed (provided the preferred shares are held as a capital asset) if such redemption (i) results in a "complete termination" of the holder's interest in all classes of our shares under Section 302(b)(3) of the Code, or (ii) is "not essentially equivalent to a dividend" with respect to the holder of the preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the preferred shares being redeemed, but also such holder's ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The non-U.S. shareholder of our preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the non-U.S. shareholder of preferred shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is probable that the redemption of preferred shares from such a holder would be considered to be "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a non-U.S. shareholder of our preferred shares intending to rely on any of the tests in this or the preceding paragraph at the time of redemption should consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our preferred shares will be treated as a distribution on our shares as described under "Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions."

If the redemption of a holder's preferred shares is taxed as a dividend, the adjusted basis of such holder's redeemed preferred shares will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Conversion of Our Preferred Shares into Common Shares. Except as provided below, a non-U.S. shareholder generally will not recognize gain or loss upon the conversion of our preferred shares into our common shares, provided our preferred shares do not constitute a USRPI. Even if our preferred shares do constitute a USRPI, provided our common shares also constitute a USRPI, a non-U.S. shareholder generally will not recognize gain or loss upon a conversion of our preferred shares into our common shares provided certain reporting requirements are satisfied. Except as provided below, a non-U.S. shareholder's basis and holding period in the common shares received upon conversion will be the same as those of the converted preferred shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash). Any common shares received in a conversion that are attributable to accumulated and unpaid dividends on the converted preferred shares will be treated as a distribution on our shares as described under "— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Distributions." Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share as described under "— Taxation of Shareholders — Taxation of Non-U.S. Shareholders — Taxation of Disposition of Shares." Non-U.S. shareholders should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges common shares received on a conversion of preferred shares for cash or other property.

Information Reporting and Backup Withholding Applicable to non-U.S. Shareholders

CubeSmart must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. shareholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on a properly completed IRS Form W-8 BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either CubeSmart or its paying agent has actual knowledge, or reason to know, that a non-U.S. shareholder is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements under "FATCA"

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), payments of dividends to a non-U.S. shareholder will be subject to 30% withholding tax if the non-U.S. shareholder fails to provide the withholding agent with documentation sufficient to show that it is compliant with the FATCA or otherwise exempt from withholding under FATCA. Generally, such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If a dividend payment is both subject to withholding under FATCA and subject to withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, FATCA withholding does not apply with respect to payments of gross proceeds. Non-U.S. shareholders should consult their tax advisors to determine the applicability of this legislation in light of their individual circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to CubeSmart and its shareholders may be enacted. Changes to the federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in CubeSmart shares.

Taxation of Holders of Debt Securities Offered by the Operating Partnership

This section describes the material U.S. federal income tax consequences of owning the debt securities that the Operating Partnership may offer. This summary is for general information only and is not tax advice. The tax consequences of owning any particular issue of debt securities will be discussed in the applicable prospectus.

As used herein, a "U.S. Holder" means a beneficial owner of debt securities of the Operating Partnership, who is, for U.S. federal income tax purposes:

- a citizen or individual resident of the United States,

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any of its states, or the District of Columbia,

- an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

- any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities of the Operating Partnership, you should consult your tax advisor regarding the consequences of the ownership and disposition of debt securities by the partnership.

Pursuant to the TCJA, for taxable years beginning after December 31, 2017 (and for taxable years beginning after December 31, 2018 for instruments issued with original issue discount ("OID")), an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer. To the extent this rule is inconsistent with the rules described in the subsequent discussion, this rule supersedes such discussion. Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the debt securities prior to the time such income would be recognized pursuant to the rules described in the subsequent discussion. The Treasury Department released final Treasury regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and *de minimis* OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including *de minimis* market discount). The final Treasury regulations are generally applicable for tax years beginning on or after January 1, 2021. Taxpayers may choose to apply the final regulations, in their entirety and in a consistent manner, to tax years beginning after December 31, 2017, and before January 1, 2021. You should consult your tax advisors regarding the potential applicability of these rules to your investment in the debt securities.

Taxation of Taxable U.S. Holders

Interest. The stated interest on debt securities generally will be taxable to a U.S. Holder as ordinary income at the time that it is paid or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

Original Issue Discount. If you own debt securities issued with OID, you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute "qualified stated interest," as defined below. If we determine that a particular debt security will be an OID debt security, we will disclose that determination in the prospectus relating to those debt securities.

A debt security with an "issue price" that is less than the "stated redemption price at maturity" (the sum of all payments to be made on the debt security other than "qualified stated interest") generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The "issue price" of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and the interest to be paid meets all of the following conditions:

- it is payable at least once per year;

- it is payable over the entire term of the debt security; and

- it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

If we determine that particular debt securities of a series will bear interest that is not qualified stated interest, we will disclose that determination in the prospectus relating to those debt securities.

If you own a debt security issued with "*de minimis*" OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the *de minimis* OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of *de minimis* OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. OID debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of OID debt securities with those features, you should carefully examine the applicable prospectus and should consult your own tax advisor with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own OID debt securities with a maturity upon issuance of more than one year you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the "constant yield method" described in the following paragraphs. This method takes into account the compounding of interest.

The amount of OID that you must include in income if you are the initial United States holder of an OID debt security is the sum of the "daily portions" of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an OID debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

- the debt security's "adjusted issue price" at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

- the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The "adjusted issue price" of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will generally have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an OID debt security that is a floating rate debt security, both the "yield to maturity" and "qualified stated interest" will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

- the interest on a floating rate debt security is based on more than one interest index; or

- the principal amount of the debt security is indexed in any manner.

This discussion does not address the tax rules applicable to debt securities with an indexed principal amount. If you are considering the purchase of floating rate OID debt securities or securities with indexed principal amounts, you should carefully examine the prospectus relating to those debt securities, and should consult your own tax advisor regarding the U.S. federal income tax consequences to you of holding and disposing of those debt securities.

You may elect to treat all interest on any debt securities as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, *de minimis* OID, market discount, *de minimis* market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You must make this election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the IRS. You should consult with your own tax advisor about this election.

Market Discount. If you purchase debt securities, other than OID debt securities, after original issuance for an amount that is less than their stated redemption price at maturity, or, in the case of OID debt securities, their adjusted issue price, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless that difference is less than a specified *de minimis* amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the debt securities as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt securities at the time of their payment or disposition. In addition, you may be required to defer, until the maturity of the debt securities or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt securities. You may elect, on a debt security-by-debt security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt securities, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Acquisition Premium and Amortizable Bond Premium. If you purchase OID debt securities for an amount that is greater than their adjusted issue price but equal to or less than the sum of all amounts payable on the debt securities after the purchase date other than payments of qualified stated interest, you will be considered to have purchased those debt securities at an "acquisition premium." Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to those debt securities for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase debt securities (including OID debt securities) for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, you will be considered to have purchased those debt securities at a "premium" and, if they are OID debt securities, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under your regular accounting method.

In the case of debt securities that provide for alternative payment schedules, bond premium is calculated by generally assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Debt Securities. A U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, retirement, redemption or other taxable disposition of such debt securities in an amount equal to the difference between:

- the amount of cash and the fair market value of other property received in exchange for such debt securities, other than amounts attributable to accrued but unpaid qualified stated interest, which will be subject to tax as ordinary income to the extent not previously included in income; and

- the U.S. Holder's adjusted tax basis in such debt securities.

A U.S. Holder's adjusted tax basis in a debt security generally will equal the cost of the debt security to such holder (A) increased by the amount of OID or accrued market discount (if any) previously included in income by such holder and (B) decreased by the amount of (1) any payments other than qualified stated interest payments and (2) any amortizable bond premium taken by the holder.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the debt security has been held by the U.S. Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of U.S. federal income taxation (currently, a 20% maximum federal rate, also see the discussion above in "Taxation of Shareholders—Tax Rates Applicable to Individual Shareholders under the TCJA" for a more detailed discussion on tax rates for individuals). The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder recognizes a loss upon a subsequent disposition of debt securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards "tax shelters," they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of debt securities, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax on Investment Income

Certain U.S. Shareholders and U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds may be required to pay a 3.8% Medicare tax on "net investment income" which includes, among other things, dividends on shares, interest on debt securities and capital gains from the sale or other disposition of shares or debt securities, subject to certain exceptions. Prospective investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares, preferred shares or debt securities.

Taxation of Tax-Exempt Holders of Debt Securities

Assuming the debt security is debt for tax purposes, interest income accrued on the debt security should not constitute unrelated business taxable income to a tax-exempt holder. As a result, a tax-exempt holder generally should not be subject to U.S. federal income tax on the interest income accruing on debt securities of the Operating Partnership. Similarly, any gain recognized by the tax-exempt holder in connection with a sale of the debt security generally should not be unrelated business taxable income. However, if a tax-exempt holder were to finance its acquisition of the debt security with debt, a portion of the interest income and gain attributable to the debt security would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Tax-exempt holders should consult their own tax advisors to determine the potential tax consequences of an investment in debt securities of the Operating Partnership.

Taxation of Non-U.S. Holders of Debt Securities

The term "non-U.S. Holder" means a holder of debt securities of the Operating Partnership that is not a U.S. Holder or a partnership (or an entity treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. Holders are complex. This section is only a summary of such rules. We urge non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of debt securities, including any reporting requirements.

Interest. Subject to the discussions of backup withholding and "FATCA" below, interest (including OID) paid to a non-U.S. Holder of debt securities will not be subject to U.S. federal income or withholding tax under the "portfolio interest exemption," provided that:

- interest paid on debt securities is not effectively connected with a non-U.S. Holder's conduct of a trade or business in the United States;

- the non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interest in the Operating Partnership;

- the non-U.S. Holder is not

  - a controlled foreign corporation with respect to which the Operating Partnership is a "related person" within the meaning of Section 864(d) of the Code; or

  - a bank that receives such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

  - the beneficial owner of debt securities provides a certification, which is generally made on an IRS Form W-8BEN of W-8BEN-E or other applicable form or a suitable substitute form and signed under penalties of perjury, that it is not a United States person; and

  - the applicable withholding agent does not have actual knowledge or reason to know that the beneficial owner of the debt securities is a United States person.

A payment of interest (including OID) to a non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest (including OID) if such payments are effectively connected with the conduct of a trade or business by the non-U.S. Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In some circumstances, such effectively connected income received by a non-U.S. Holder which is a corporation may be subject to an additional "branch profits tax" at a 30% base rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8BEN-E or IRS Form W-8ECI or other applicable form, or a suitable substitute form, as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the non-U.S. Holder as well as applicable U.S. and foreign tax identification numbers.

Non-U.S. Holders are urged to consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale or Retirement of Debt Securities. Subject to the discussions of backup withholding and "FATCA" below, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange or redemption of debt securities unless:

- the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains; or

- the gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

Except to the extent that an applicable tax treaty provides otherwise, a non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to gain realized on the sale, exchange or redemption of debt securities if such gain is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by the non-U.S. Holder. In certain circumstances, a non-U.S. Holder that is a corporation will be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate on such income.

U.S. Federal Estate Tax. If you are an individual, your estate will not be subject to U.S. federal estate tax on the debt securities beneficially owned by you at the time of your death, provided that any payment to you on the debt securities, including OID, would be eligible for exemption from the 30% U.S. federal withholding tax under the "portfolio interest exemption" described above, without regard to the certification requirement.

Information Reporting and Backup Withholding Applicable to Holders of Debt Securities

U.S. Holders

Certain U.S. Holders may be subject to information reporting requirements on payments of principal and interest (including OID) on debt securities and payments of the proceeds of the sale, exchange, or redemption of debt securities, and backup withholding, currently imposed at a rate of 24%, may apply to such payment if the U.S. Holder:

- fails to furnish an accurate taxpayer identification number, or TIN, to the payor in the manner required;

- is notified by the IRS that it has failed to properly report payments of interest or dividends; or

- under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

Non-U.S. Holders

A non-U.S. Holder is generally not subject to backup withholding with respect to payments of interest (including OID) on debt securities if it certifies as to its status as a non-U.S. Holder under penalties of perjury or if it otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. Information reporting requirements, however, will apply to payments of interest (including OID) to non-U.S. Holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides.

The payment of the proceeds from the disposition of debt securities to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of debt securities to or through a non-United States office of a non-United States broker that is not a "United States related person" generally will not be subject to information reporting or backup withholding. For this purpose, a "United States related person" is:

- a controlled foreign corporation for U.S. federal income tax purposes;

- a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

- a foreign partnership that at any time during the partnership's taxable year is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of debt securities to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-U.S. Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person, absent actual knowledge that the payee is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

Holders of debt securities are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA Withholding

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as "FATCA"), payments of interest to a non-U.S. Holder will be subject to a 30% withholding tax if the non-U.S. Holder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA. Generally such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If interest is subject to the 30% tax under FATCA, it will not be subject to the 30% tax described above under "Taxation of Non-U.S. Shareholders" and "Taxation of Non-U.S. Holders of Debt Securities." Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, the FATCA withholding that was to be effective on January 1, 2019 with respect to payments of gross proceeds no longer applies. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in common shares or preferred shares of CubeSmart or debt securities of the Operating Partnership.

CORPORATE OFFICERS

Christopher P. Marr
President & Chief Executive Officer

Timothy M. Martin
Chief Financial Officer & Treasurer

Jeffrey P. Foster
Chief Legal Officer & Secretary

Joel D. Keaton
Chief Operating Officer

CORPORATE INFORMATION

Transfer Agent
American Stock Transfer &
Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

Stock Listing
CubeSmart trades on the New York Stock Exchange under the symbol CUBE

Annual Meeting
The annual meeting of shareholders will be held at
5 Old Lancaster Road
Malvern, PA 19355
on May 16, 2023 at 8:00 A.M. Eastern Time

Corporate Headquarters
5 Old Lancaster Road
Malvern, PA 19355

Investor Relations
5 Old Lancaster Road
Malvern, PA 19355
610.535.5000

Form 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to:

Investor Relations
5 Old Lancaster Road
Malvern, PA 19355
610.535.5000

Internet
Financial statements and other information are available electronically on CubeSmart's investor website at investors.cubesmart.com

CubeSmart submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards in effect at the time of the submission of such certificate.

In addition, the Company has filed, as exhibits 31.1, 31.2, 31.3 and 31.4 to the Annual Report on Form 10-K for the year ended December 31, 2022, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of CubeSmart and CubeSmart L.P.'s public disclosure.

Forward-looking Statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although the Company believes the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risk, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: adverse changes in economic conditions in the real estate industry and in the markets in which the Company owns and operate self-storage properties; the effect of competition from existing and new self-storage properties and operators on the Company's ability to maintain or raise occupancy and rental rates; the failure to execute the Company's business plan; adverse impacts from the COVID-19 pandemic, other pandemics, quarantines and stay at home orders, including the impact on the Company's ability to operate our self-storage properties, the demand for self-storage, rental rates and fees and rent collection levels; reduced availability and increased costs of external sources of capital; increases in interest rates and operating costs; financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing or future debt; counterparty non-performance related to the use of derivative financial instruments; risks related to the Company's ability to maintain its qualification as a REIT for federal income tax purposes; the failure of acquisitions and developments to close on expected terms, or at all, or to perform as expected; increases in taxes, fees and assessments from state and local jurisdictions; the failure of the Company's joint venture partners to fulfill their obligations to the Company or their pursuit of actions that are inconsistent with the Company's objectives; reductions in asset valuations and related impairment charges; cyber security breaches, cyber or ransomware attacks or a failure of the Company's networks, systems or technology, which could adversely impact the Company's business, customer and employee relationships or result in fraudulent payments; changes in real estate, zoning, use and occupancy laws or regulations; risks related to or a consequence of natural disasters or acts of violence, pandemics, active shooters, terrorism, insurrection or war that affect the markets in which the Company operates; potential environmental and other liabilities; governmental, administrative and executive orders and laws, which could adversely impact the Company's business operations and customer and employee relationships; uninsured or uninsurable losses and the ability to obtain insurance coverage or recovery from insurance against risks and losses; the ability to attract and retain talent in the current labor market; other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports that the Company files with the SEC or in other documents that the Company publicly disseminates. The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities law.



CubeSmart
self storage

5 Old Lancaster Road
Malvern, PA 19355
www.cubesmart.com